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Filed pursuant to Rule 424(b)(3)
Registration Number: 333-118278

PROSPECTUS	October 12, 2004

Gundle/SLT Environmental, Inc.

Offer to Exchange
$150,000,000 11% Senior Notes due 2012
for $150,000,000 11% Senior Notes due 2012, Series B

We are offering to exchange up to $150,000,000 aggregate principal amount of our new 11% Senior Notes due 2012, Series B, which will be registered under the Securities Act of 1933, as amended, or the "Securities Act," for up to $150,000,000 principal amount of our existing 11% Senior Notes due 2012. We refer to the existing 11% Senior Notes due 2012 as the outstanding notes and we refer to the new 11% Senior Notes due 2012, Series B as the exchange notes.

MATERIAL TERMS OF EXCHANGE OFFER

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The exchange offer expires at 5:00 p.m., New York City time, on November 12, 2004, unless extended.

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We will exchange the exchange notes for all of the existing outstanding notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer. You may withdraw your tender of outstanding notes at any time before the expiration of the exchange offer.

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The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

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The exchange notes will be unsecured and will rank equal in right of payment with all our existing and future debt that is not subordinated to the exchange notes and will rank senior in right of payment to all of our existing and future subordinated debt. Our obligations under the exchange notes are guaranteed by all of our domestic subsidiaries other than Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc.

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The exchange of the outstanding notes for exchange notes will not be a taxable event for U.S. federal income tax purposes, but you should see the discussion under the caption "Certain U.S. federal income tax considerations" for more information.

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We will not receive any proceeds from the exchange offer.

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We issued the outstanding notes in a transaction not requiring registration under the Securities Act and, as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the outstanding notes.

There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

For a discussion of certain factors that you should consider before participating in this exchange offer, see
"Risk factors" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission, or the "SEC," nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Important notice to readers

You should rely only upon the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the outstanding notes. This prospectus is part of that registration statement.

Until January 10, 2005, all dealers that buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

Market and other data

Industry and market data included in this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties and, in some cases, are management estimates based on industry and other knowledge. We do not make any representations as to the accuracy of such information. While we believe our internal estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources, and we do not make any representations as to the accuracy of such estimates.

Notice to New Hampshire residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421 B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER CHAPTER 421 B IS TRUE, COMPLET E AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Forward-looking statements

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results,

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performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include, but are not limited to, the following:

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our ability to obtain raw materials at favorable prices;

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our reliance on Waste Management, our largest customer;

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our ability to obtain additional purchases from current customers and/or to obtain purchases from new customers;

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the fixed nature of our contracts;

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our highly competitive industry;

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trade, monetary, fiscal, taxation, regulatory and environmental laws and policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

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fluctuations in currency exchange rates;

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our ability to successfully identify, acquire and integrate complementary businesses and technology;

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the loss of key personnel or our inability to attract and retain new qualified personnel;

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the seasonality of our business;

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the risk of exposure to product liability, warranty and indemnification claims and litigation or regulatory proceedings;

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the impact on the geosynthetic lining industry of conditions in the economy generally and in the landfill development business specifically;

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changes in regulations that currently call for the use of products that we offer;

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environmental and safety regulations to which we are subject;

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the outcome of certain legal proceedings;

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our dependence on intellectual property that we either own or use under license; and

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our substantial indebtedness and the possibility that we may incur additional indebtedness in the future.

These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this prospectus should not be construed as exhaustive. You should also read, among other things, the risks and uncertainties described in the section titled "Risk factors" and in the documents that we refer to in the section titled "Where you can find other information." We qualify all our forward-looking statements by these cautionary statements.

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Prospectus summary

The following summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and the financial statements and the related notes included elsewhere herein, before you decide to participate in the exchange offer. Unless the context indicates or otherwise requires, the terms "GSE," "our company," "we," "us" and "our" refers to Gundle/SLT Environmental, Inc. and its consolidated subsidiaries. Unless otherwise noted, references to "Adjusted EBITDA," "pro forma" and other financial terms have the meanings set forth under "—Summary historical financial information."

OUR COMPANY

We are a leading global manufacturer, marketer and installer of a broad array of geosynthetic lining products. Geosynthetic products are used in containment systems for environmental protection and for the confinement of solids, liquids and gases in the waste management, liquid containment and mining industries. We offer a full range of high quality products, including geomembrane liners, drainage products, geosynthetic clay liners, nonwoven geotextiles and other products. We also offer installation services, focused on large projects for key customers in the United States, United Kingdom and Germany, through an internal installation staff. We believe that our market share, broad product offering, installation capabilities, strong customer relationships, diverse end markets and global presence provide us with key competitive advantages in the geosynthetic products industry.

We believe we are the world's largest manufacturer of polyethylene sheet geomembrane liners and that we were responsible for a significant portion of the world's production in 2003. Our principal products, flexible geomembrane liners, are manufactured from polyethylene and polypropylene resins with chemical additives designed to resist weathering, ultraviolet degradation and chemical exposure for extended time in exposed applications. We manufacture our products at facilities located in the United States, Canada, the United Kingdom, Germany, Thailand and Egypt. These facilities are strategically located in close proximity to our customers and resin suppliers. Our products are marketed through a worldwide distribution organization made up of internal sales, independent dealers, agents and distributors. We served more than 1,000 customers in 2003, including leading waste management and mining companies, independent dealers, general contractors, agents, distributors and government agencies. In 2003, we sold more than one billion square feet of products to customers in more than 90 countries.

PRODUCTS AND SERVICES

We offer a broad selection of products and services required in geosynthetic lining systems. Our products perform essential functions in a number of applications including: (1) solid waste, liquid and gas containment; (2) drainage and conveyance of liquids; and (3) corrosion protection. Our products can be used on a stand-alone basis or can be combined with each other to serve a range of applications. Our products include:

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Geomembrane Liners. Geomembranes are synthetic polymeric lining materials that are used as barriers in geotechnical engineering applications such as lining landfills. Geomembranes have high performance characteristics and a number of end market applications that allow them to meet the containment needs of a variety of industrial operations.

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Drainage Products. Drainage products, such as geonets and geocomposites, typically are installed along with geomembranes in a liner system to keep liquids from accumulating on the liners. These drainage products provide the transmission avenues for liquid and gas collection and leak detection systems.

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Geosynthetic Clay Liners. GCLs are synthetic clay liners that typically are installed as the bottom layer of a liner system. They are constructed of sodium bentonite clay, which is a highly impermeable substance and often replaces thick layers of compacted natural clay ordinarily required as a subgrade layer.

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Nonwoven Geotextiles. Nonwoven geotextiles are polypropylene, staple fiber, nonwoven needle-punched fabrics used in environmental, civil and industrial applications. We sell our nonwoven geotextile product to customers in various end markets and use it in the production of our drainage products.

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Specialty Products. We offer other polysynthetic products not included in the above categories, such as vertical barrier systems that block the lateral migration of subsurface fluids. We also offer a studded geomembrane product that protects against corrosion and deterioration of concrete structures, including tanks, pipes, drainage channels and tunnels.

In addition to our product offering, we also offer installation services to our customers in the United States, the United Kingdom and Germany.

END MARKETS AND APPLICATIONS

We operate in a global industry with a variety of end markets and applications. According to December 2002 estimates from The Freedonia Group, an independent research firm, worldwide demand for geosynthetic products, which includes our product offerings, is greater than 18 billion square feet per year. According to The Freedonia Group, the United States market was valued at approximately $1.1 billion in 2001 and is the largest in terms of geosynthetic product demand. The United States market is expected to maintain consistent growth of approximately 4% per year through 2011, influenced by factors such as non-building construction and infrastructure expenditures, agricultural and mining trends and environmental and pollution control regulations. We believe that international markets such as China and Eastern Europe represent significant growth opportunities as those regions have been experiencing population growth, increased urbanization and increased standards of living while governments in these regions have been adopting more stringent environmental legislation. Driven by these factors, the Eastern European market is expected to grow 7% per year and the Chinese market is expected to grow 20% per year, both through 2006.

We are able to deliver a broad range of geosynthetic lining systems to our customers and can customize our product and service offering to address the needs of a variety of end markets, which include:

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Solid Waste Containment. The waste management industry is our largest end market. It uses geomembranes to prevent landfill runoff from entering the surrounding environment and as caps to prevent the escape of greenhouse gases, to control odors and to limit rainwater infiltration. In the United States, growth of municipal solid waste generation has increased demand for landfill capacity. This trend has contributed to increased demand for our products, as regulations under the Resource Conservation and Recovery Act have required landfills to be equipped with a liner system. Similar legislation has been implemented in Europe, including the European Landfill Directive, which has introduced requirements for waste and landfills designed to protect the environment. Other regions, such as Asia/Pacific, represent significant growth opportunities as local governments in these regions continue to introduce regulations regarding landfill construction and performance requirements.

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Liquid Containment. Geosynthetic products such as geomembranes are used in a wide variety of liquid containment and other applications in the United States and around the world. Water treatment facilities, canals, irrigation waterways, reservoirs, dams, tunnels and other civil engineering and non-building construction projects use geosynthetic products for their containment and confinement needs. Geosynthetic products are used in agricultural applications to line irrigation waterways and waste ponds and to provide protection against soil erosion and weed growth. In aquaculture construction or rehabilitation projects, geomembranes are used as liners. We believe growth across these end markets will continue to be driven by increased infrastructure spending resulting from the growth and urbanization of the world's population as well as the environmental and safety legislation that we anticipate will continue to be implemented by governments and regulatory agencies around the world.

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Mining. The mining industry uses our products for the containment of chemicals used in mining gold, copper and phosphate. Mining activity and the use of more innovative mining techniques have resulted in the increased use of geosynthetic lining materials. Mining processes that utilize chemical solutions use geomembrane materials to prevent soil contamination by the leachate chemicals. Geomembranes, drainage products and geosynthetic clay liners are used to line the soil, drain the leachate and recapture and recycle the solutions along with the extracted precious metals. The size of the geosynthetic market opportunity in the mining industry is directly related to the amount of mining activity, which is driven by the world prices of precious metals and minerals such as gold and copper.

COMPETITIVE STRENGTHS

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Leading Global Market Position. We are a leading global manufacturer and marketer of geosynthetic lining products. We believe we are the world's largest manufacturer of polyethylene sheet geomembrane liners and that we were responsible for a significant portion of the world's production in 2003. We believe this market share provides us with a number of competitive advantages including: (1) economies of scale in purchasing raw materials, especially polyethylene resins; (2) an ability to attract and retain larger national accounts that require more extensive production and service; and (3) an ability to leverage our fixed costs. Our market position also provides us with certain advantages over potential new entrants to the industry, given the initial investment required, the importance of long-term customer relationships and the necessity of meeting the logistical needs of customers. We expect to maintain our leading global market position for the foreseeable future, which should enhance our ability to increase sales to both existing and new customers in end markets around the world.

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Broad Product and Service Offering. We carry and install a broad line of high quality products for waste management, mining and industrial customers. We believe we offer the broadest array of geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles and other specialty products that are used in multi-product systems for waste management, liquid containment, mining and other industrial applications. We install approximately 21% of the geomembrane products we sell and believe that our ability to provide our customers with a one-stop source for geosynthetic lining solutions is a key competitive advantage in our industry.

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Diverse, Global Customer Base. We have developed long-standing relationships with large companies in the waste management and mining end markets, including Waste Management Holdings, Inc., Allied Waste Industries, Inc., Onyx Waste Services, Inc. and Minera Yanacocha, S.R.L., a subsidiary of Newmont Mining Company. In 2003, we sold our products to over 1,000 customers, including leading waste management and mining companies, independent dealers, general contractors, agents, distributors and government agencies, in a variety of end markets in over 90 countries. Our customers are supported by a highly trained global salesforce that have an average of 11 years of sales experience in the industry. Due to the technical nature of our sales, we support our salesforce with an internal group of engineers that also serve as a direct resource for our customers who require technical assistance.

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Low Cost, Global Manufacturing Capabilities. Our manufacturing facilities are strategically located in the United States, Canada, the United Kingdom, Germany, Thailand and Egypt, in close proximity to our customers and resin suppliers. Our close proximity to our customers enables us to reduce our freight costs, which is a key competitive advantage because of the size and weight of our products, and to more quickly and cost-effectively meet the product and service needs of our customers. Our close proximity to resin suppliers enables us to capitalize on regional differences in resin prices, which helps us to manage our production costs. We believe these factors, together with our operational experience, our expertise in a variety of manufacturing processes and our ability to realize economies of scale, help make us a low cost producer in our industry.

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Strong Cash Flow and Financial Performance. We believe our management team has successfully developed an operating model that has generated strong financial performance and cash flow. Our diverse customer base has provided steady sales growth, which, combined with our improving gross profit margin, which grew from 16.6% in 2001 to 21.5% in 2003, has resulted in profitability growth. In addition, management's ability to successfully integrate acquisitions, such as Serrot International, Inc. in February 2002, has provided us with increased scale and the ability to generate and maintain strong financial results and profitability. Over the last three years, we have reduced our operating expense margin by 335 basis points through increased operating efficiencies, leveraging of fixed costs over an increased sales base and cost savings associated with the Serrot acquisition. As a result of these factors, from 2001 to 2003, Adjusted EBITDA grew at a compound annual growth rate of 74.7%. Furthermore, our low working capital and capital expenditure requirements have helped us to generate significant free cash flow.

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Proven Ability to Successfully Identify and Integrate Acquisitions. We have become a global leader in the geosynthetic liner industry, due in part to our ability to successfully make strategic acquisitions. Our senior management team has used a disciplined approach to identify potential acquisition candidates. Using this approach, we have successfully identified and integrated four acquisitions since 1995. Through these acquisitions, we increased market share, broadened our customer base, increased production capacity, added new products, new technologies and manufacturing processes and enhanced operational efficiencies. Most recently, our acquisition and integration of Serrot has provided us with increased scale as well as significant cost savings through consolidating facilities and streamlining operations.

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Experienced Management Team. We are led by a management team that has substantial industry experience and is dedicated to continually improving our operations and profitability. Our seven-person senior management team, led by our chief executive officer Samir Badawi, has over 70 years of combined experience in the geosynthetic products industry. Our senior management team has been responsible for developing and executing our strategy, including successfully integrating four acquisitions since 1995. The members of the senior management team hold options to acquire approximately 10% of our parent company's common stock on a fully-diluted basis.

BUSINESS STRATEGY

We are focused on maintaining our leadership position in the worldwide manufacturing and marketing of geosynthetic lining products and installation services. We are seeking to grow our business profitably through the following strategic objectives:

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Continue to be a Low-Cost Producer. We intend to maintain our position as a low-cost producer by continuing to take advantage of our global manufacturing presence and significant experience in the manufacturing and delivery of our products. We intend to continually seek to capitalize on our scale and improve operating efficiencies at our strategically located manufacturing facilities to enable us to cost-effectively meet the needs of our customers around the world.

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Enter New End Markets and Geographic Markets. We intend to pursue growth through expansion into new end markets. Our products and services have potential applications in a variety of areas outside of the scope of the traditional waste management, liquid containment and mining industries, particularly in civil engineering projects such as tunnels, roadways, parking lots and other non-building construction projects. We also intend to further penetrate geographic markets such as China and Eastern Europe, which represent significant growth opportunities.

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Increase Market Share in Existing Markets. We believe we have an opportunity to increase our market share and sales to many of our existing customers by expanding the types of products we currently sell to them and by continuing to meet their product requirements as their businesses grow. In addition, we believe there are opportunities to grow our sales with customers who currently purchase from us a percentage of their geosynthetic lining products that is less than our market share.

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Continue to Pursue Selective Acquisitions. We will continue to examine potential acquisition opportunities utilizing our disciplined approach to the evaluation and integration of acquisitions. We will seek companies that our senior management team believes will enhance our global presence, broaden our product portfolio, increase our market share and provide operational and financial benefits.

OUR HISTORY

We were founded in 1981 by Clifford Gundle in Texas with a single high density polyethylene production line. In 1986, Odyssey Partners acquired a majority ownership interest in us, and we completed an initial public offering. In 1995, we merged with SLT Environmental, Inc. and changed our name to Gundle/SLT Environmental, Inc. This merger added flat cast manufacturing capabilities in Europe and the United States and an enhanced distribution network. Our chief executive officer, Samir Badawi, joined us from SLT. We generated consistent growth in the ensuing years, adding capacity in the United Kingdom, Thailand, Egypt and Kingstree, South Carolina. In February 2002, we purchased Serrot International, Inc., an international provider of geosynthetic lining products and services for environmental protection and other uses, from Waste Management Holdings, Inc. On May 18, 2004, we merged into an entity formed by Code Hennessy & Simmons IV LP, or CHS IV, in connection with the Transactions.

THE MERGER AND RELATED FINANCING TRANSACTIONS

On May 18, 2004, in accordance with the terms of a merger agreement dated December 31, 2003, GEO Sub Corp. merged with and into GSE (the "Merger"), which survived the Merger and assumed the obligations under the outstanding notes, in a transaction valued at approximately $241.9 million. Upon completion of the Merger, GSE became a wholly owned subsidiary of GEO Holdings Corp.

In connection with the Merger, GEO Holdings received an equity contribution of approximately $60.6 million, subject to certain adjustments, from CHS IV, certain co-investors and certain members of GSE management, who entered into new employment contracts with GSE upon completion of the Merger. A portion of such executives' outstanding options to acquire shares of GSE's common stock were converted into options to purchase shares of GEO Holdings representing approximately 10% of GEO Holdings' fully-diluted shares immediately after completion of the Merger.

All other outstanding options to purchase GSE common stock were converted in the Merger into cash in an amount equal to their "in the money" value.

In connection with the Merger, we entered into a new $65.0 million senior secured credit facility with UBS Loan Finance LLC and certain other lenders. The new senior credit facility provides for a $25.0 million term loan facility and a revolving credit facility of up to $40.0 million. The term loan will mature on May 18, 2010 and the revolving credit facility will mature on May 18, 2009.

The Merger, the equity contributions from CHS IV, certain co-investors and certain members of GSE management, the new senior credit facility, the offering of the outstanding notes and the payment of fees and expenses in connection with each of the foregoing are collectively referred to as the "Transactions."

SOURCES AND USES

We used the gross proceeds from the issuance and sale of the outstanding notes, together with the other financings described below, to consummate the Transactions and pay related fees and expenses. The following table summarizes the sources and uses of funds for the Transactions.

Amount

(dollars in millions)
Sources of Funds
Cash (1)	$8.3
Revolving credit facility	15.0
Term loan facility	25.0
11% senior notes due 2012	150.0
CHS and management equity (2)	55.2

Total sources	$253.5

Amount

(dollars in millions)
Uses of Funds
Merger consideration (3)	$229.1
Fees and expenses	24.4

Total uses	$253.5

(1)
Represents a portion of the GSE cash on hand.

(2)
Represents cash equity contributions.

(3)
Represents $229,076,000 cash paid for outstanding common stock and stock options.

THE EQUITY SPONSOR

Code Hennessy & Simmons LLC, or CHS, is a private equity firm that focuses on acquiring majority ownership positions in industrial and consumer manufacturing, distribution and business services companies. CHS participates in management and leveraged buyouts, recapitalizations, industry consolidations, corporate divestitures and privatizations. Since the firm's founding, CHS has formed four private equity funds totaling more than $1.6 billion. Target companies have enterprise values between $40.0 million and $400.0 million and are based in the United States. Current portfolio companies in the industrial sector include: Baker Tanks, Inc., Precise Technology, Inc. and Waddington North America, Inc. CHS was founded in 1988 by Andrew Code, Daniel Hennessy and Brian Simmons, and is located in Chicago. One of CHS' funds, Code Hennessy & Simmons IV LP, or CHS IV, formed GEO Holdings in connection with the Merger and owns substantially all of the issued and outstanding stock of GEO Holdings.

CORPORATE STRUCTURE

The chart below summarizes our ownership and corporate structure:

(1)
CHS IV, certain co-investors and certain members of our senior management are the owners of all the outstanding equity interests of GEO Holdings Corp.

(2)
The revolving credit facility provides for borrowings and letters of credit of up to $40.0 million. Approximately $20.0 million was drawn as of June 30, 2004.

(3)
The Guarantor Subsidiaries include all of our domestic subsidiaries other than Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc.

(4)
The Non-Guarantor Subsidiaries include all of our foreign subsidiaries and Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc.

The exchange offer

The Initial Offering of Outstanding Notes	We sold the outstanding notes on May 18, 2004 to UBS Securities LLC and Jefferies & Company, Inc. We collectively refer to these parties in this prospectus as the "initial purchasers." The initial purchasers subsequently resold the outstanding notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act.
Registration Rights Agreement
Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to have this registration statement declared effective by the SEC within 180 days after the issue date of the outstanding notes and complete this exchange offer within 210 days after the issue date of the outstanding notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.
The Exchange Offer
We are offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes, which were issued on May 18, 2004 in the initial offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will exchange notes promptly after the expiration of the exchange offer.
Resales
We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:
	–>	the exchange notes are being acquired in the ordinary course of your business;
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you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
	–>	you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, this liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-marking or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, November 12, 2004, unless we decide to extend the expiration date.
Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.
Procedures for Tendering Outstanding Notes	If you wish to tender your notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:
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an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or
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if the notes you own are held of record by The Depository Trust Company, or "DTC," in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or "ATOP," in which you acknowledge and agree to be bound by the terms of this prospectus and the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.
In addition, you must deliver to the exchange agent on or before the expiration date:
	–>	a timely confirmation of book-entry transfer of your outstanding notes into the account of the exchange agent at DTC if you are effecting delivery of book-entry transfer; or
	–>	if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners
If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.
Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time on November 12, 2004.
Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for U.S. federal income tax purposes.
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.
Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer.

The exchange notes

Issuer	Gundle/SLT Environmental, Inc.
Exchange Notes Offered	$150,000,000 aggregate principal amount of 11% senior notes due 2012, Series B.
Maturity Date	May 15, 2012.
Interest Payments
The exchange notes will bear interest at the rate of 11% per year from and including the issue date, payable semi-annually, in arrears, on May 15 and November 15 of each year, commencing on November 15, 2004.
Optional Redemption
We may redeem the exchange notes, in whole or in part, on or after May 15, 2008, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest to the redemption date. We may redeem the exchange notes in whole, but not in part, prior to that date pursuant to the make-whole provisions described under the caption "Description of the exchange notes—Optional Redemption." In addition, on or prior to May 15, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the net proceeds of one or more qualified equity offerings if at least 65% of the aggregate principal amount of the notes remain outstanding.
For more information, see "Description of the exchange notes—Optional Redemption."

Guarantees
Our obligations under the exchange notes will be fully and unconditionally, and jointly and severally, guaranteed on a senior basis by all of our domestic subsidiaries other than Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc.

The exchange notes will not be guaranteed by our foreign subsidiaries or Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc. As of June 30, 2004, our foreign subsidiaries had total assets of $95.9 million.
Change of Control
Subject to our right to redeem the exchange notes, upon a change of control, you may require us to repurchase all or a portion of your exchange notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. See "Description of the exchange notes—Repurchase at the Option of Holders."
Ranking	The exchange notes and the guarantees will be our and the guarantors' unsecured general senior obligations. The exchange notes and the guarantees will rank:
	–>	equal in right of payment ("pari passu") to all of our and such guarantors' existing and future senior indebtedness that is not subordinated to the exchange notes; and
	–>	senior in right of payment to all of our and such guarantors' existing and future subordinated indebtedness.

However, the exchange notes will be effectively junior to all of our and such guarantors' existing and future secured indebtedness to the extent of the value of the assets securing such debt. In the event that our and the guarantors' secured creditors exercise their rights with respect to our and the guarantors' pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by such assets before any unsecured indebtedness, including the exchange notes, is repaid.

As of June 30, 2004, we had outstanding an aggregate of approximately $45.0 million of pari passu indebtedness, all of which indebtedness is secured and effectively senior to the exchange notes. In addition, we had $17.6 million of available borrowings under our new revolving credit facility that if borrowed, would have been effectively senior to the exchange notes. As of June 30, 2004, we also had $3.0 million of bank guarantees issued, $1.5 million of borrowings outstanding and $3.5 million available under lines of credit under which certain of our foreign subsidiaries (who are not guarantors of the exchange notes) are borrowers, based on exchange rates as of June 30, 2004 that would have been (or if borrowed would be) structurally senior to the exchange notes.

For more information, see "Description of the exchange notes—Brief Description of the Exchange Notes and the Guarantees" and "—Subordination."
Restrictive Covenants	The indenture governing the exchange notes contains covenants that limit our and our subsidiaries' ability to, among other things:
	–>	pay dividends, redeem capital stock and make other restricted payments and investments;
	–>	incur additional debt or issue preferred stock;
	–>	enter into agreements that restrict our subsidiaries from paying dividends or other distributions, making loans or otherwise transferring assets to us or to any other subsidiaries;
	–>	create liens on assets;
	–>	engage in transactions with affiliates;
	–>	sell assets, including capital stock of subsidiaries; and
	–>	merge, consolidate or sell all or substantially all of our assets and the assets of our subsidiaries.
All of these limitations are subject to important exceptions and qualifications described under "Description of the exchange notes—Certain Covenants."

Summary Historical Financial Information

You should read this summary financial and pro forma information together with the audited consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

The following summary historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for each of the fiscal years ended December 31, 2001, 2002 and 2003, respectively, have been derived from the consolidated financial statements of Gundle/SLT Environmental, Inc., which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. We have derived the historical consolidated financial data as of and for the periods from January 1, 2004 to May 17, 2004 and May 18, 2004 to June 30, 2004 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows.

The acquisition of GSE by CHS IV on May 18, 2004 was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," resulting in a new basis of accounting subsequent to the transaction. Therefore, for presentation herein and throughout the remainder of this prospectus, financial information relating to GSE prior to Merger is denoted as Predecessor Basis, while financial information relating to us subsequent to the transaction is denoted as Successor Basis.

	Predecessor Basis					Successor Basis
	Fiscal Year Ended December 31,				Period from January 1, 2004 to May 17, 2004
				Six Months Ended June 30, 2003		Period from May 18, 2004 to June 30, 2004
	2001	2002	2003

(dollars in thousands)
Statement of Operations Data:
Sales and operating revenue	$173,409	$266,970	$274,618	$126,000	$70,393	$49,027
Cost of products and services	144,605	210,326	215,459	101,559	60,107	39,304
Gross profit	28,804	56,644	59,159	24,441	10,286	9,723
Operating costs and expenses:
Selling, general and administrative	24,090	29,194	27,404	14,497	12,388	3,758
Amortization of goodwill and intangibles	1,325	—	—	—	42	532
CHS transaction costs	—	—	1,547	309	5,863	—
Serrot transition costs	—	3,217	—	—	—	—
Total operating costs and expenses	25,415	32,411	28,951	14,806	18,293	4,290
Operating income (loss)	3,389	24,233	30,208	9,635	(8,007)	5,433
Interest expense	1,709	2,915	2,573	1,483	1,639	2,449
Interest income	(461)	(536)	(509)	(251)	(188)	(82)
Income tax expense (benefit)	1,222	8,368	10,748	3,310	(2,310)	1,096
Net income (loss)	1,378	38,856	20,771	6,149	(6,976)	1,899

	Predecessor Basis					Successor Basis
	Fiscal Year Ended December 31,				Period from January 1, 2004 to May 17, 2004
						Period from May 18, 2004 to June 30, 2004
				Six Months Ended June 30, 2003
	2001	2002	2003

(dollars in thousands)
Other Financial Data:
Adjusted EBITDA(1)	$13,337	$36,048	$40,718	$15,399	$1,004	$8,344
Cash interest expense	2,227	2,306	1,901	1,081	905	30
Capital expenditures	9,558	7,315	6,824	3,141	2,790	1,399
	As of December 31,			As of June 30, 2003	As of May 17, 2004	As of June 30, 2004
	2001	2002	2003

(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,163	$42,264	$47,899	$15,483	$14,266	$10,453
Receivables	45,418	55,715	46,560	65,364	43,970	61,600
Inventory	17,151	27,352	33,231	32,077	39,684	36,899
Working capital	48,021	92,265	92,452	80,337	73,052	52,910
Total assets	145,611	202,310	213,503	211,847	200,634	343,932
Total debt	25,801	21,602	16,722	19,681	806	196,490
Stockholders' equity	90,434	132,431	157,157	139,257	157,929	63,233

(1)
Adjusted EBITDA represents net income before income taxes, interest expense, interest income, depreciation, amortization, Serrot transition costs, gain on sale of Serrot assets, extraordinary gain—Serrot acquisition, loss on extinguishment of debt and transaction costs. Management believes that the presentation of Adjusted EBITDA and ratios using Adjusted EBITDA included in this prospectus provides useful information to investors with which to analyze our operating performance and ability to service and incur debt. However, other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies.

The following table provides a reconciliation from net income (a GAAP measure) to Adjusted EBITDA:

	Predecessor Basis					Successor Basis
	2001	2002	2003	Six Months Ended June 30, 2003	Period from January 1, 2004 to May 17, 2004	Period from May 18, 2004 to June 30, 2004

(dollars in thousands)
Net income (loss)	$1,378	$38,856	$20,771	$6,149	$(6,976)	$1,899
Depreciation and amortization	9,489	7,916	8,609	4,433	3,040	1,506
Interest expense, net	1,248	2,379	2,064	1,107	1,387	2,564
Income tax expense (benefit)	1,222	8,368	10,748	3,310	(2,310)	1,096
Serrot transition costs(1)	—	3,217	—	91	—	—
Gain on sale of Serrot assets(2)	—	—	(3,021)	—	—	—
Extraordinary gain—Serrot acquisition(3)	—	(25,966)	—	—	—	—
Loss on extinguishment of debt	—	1,278	—	—	—	—
CHS transaction costs(4)	—	—	1,547	309	5,863	—
CHS management fee(5)	—	—	—	—	—	237
Purchase adjustments(6)	—	—	—	—	—	934
Patent litigation costs	—	—	—	—	—	108

Adjusted EBITDA	$13,337	$36,048	$40,718	$15,399	$1,004	$8,344

(1)
Represents costs incurred to relocate inventory and equipment from facilities acquired from Waste Management through our acquisition of Serrot to our locations in Houston, Texas and Kingstree, South Carolina.

(2)
Represents gain on sale of assets acquired in Serrot acquisition which had zero basis allocated in the purchase allocation.

(3)
Represents the excess of fair value of Serrot net assets acquired over the purchase price paid.

(4)
Represents costs associated with the sale of GSE.

(5)
Represents management fees paid to CHS Management IV LP. The management fee is subordinated to the prior payment in full of principal, interest and premium due and owing under our new senior credit facility and the indenture governing the exchange notes, but we may pay the management fee at all times except during certain events of default under our new senior credit facility or under the indenture governing the exchange notes. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable when payment is next permitted.

(6)
Primarily represents the expensing in cost of goods sold the fair value adjustment related to inventory recorded under the purchase method of accounting for the Transactions.

Risk factors

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and you should take these risks into account in evaluating us or any investment decision involving us. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material risk factors.

RISKS RELATING TO OUR BUSINESS

If we are unable to obtain our raw materials at favorable prices, it could adversely impact our financial condition.

Pricing for our products and services is primarily driven by worldwide manufacturing capacity in the industry and by raw material costs. The price of raw materials is important to our operating results: in 2003, materials expense represented approximately 52% of our cost of sales. Our principal raw materials, polyethylene resins, are occasionally in short supply and subject to substantial price fluctuation in response to market demand and the price of feed stocks, including natural gas. We do not enter into purchase contracts for the future delivery of raw materials, and, accordingly, our suppliers may change their prices and other purchase terms at any time. If raw materials prices increase, we may not be able to pass on such increases to our customers under our contracts. Also, as discussed elsewhere in this "Risk factors" section, we compete with companies that manufacture products using raw materials different from ours, and if we experience an increase in the price of our raw materials or an interruption in the supply of our raw materials, our competitors would not necessarily suffer the same price increases or supply interruption. A significant increase in the industry's worldwide manufacturing capacity, material interruption in raw material supply or electricity supply, or raw material price increases could have a material adverse effect upon our financial position, results of operations or cash flows.

We are dependent on sales to Waste Management, our largest customer.

We are dependent on sales we make to Waste Management as our largest customer, which accounted for approximately 20% of our sales and operating revenue for 2003. Although Waste Management agreed pursuant to a contract in connection with our acquisition of Serrot to make certain purchases from us through 2006 (see "Certain relationships and related transactions—Certain Agreements Relating to the Business"), Waste Management has the right to determine the timing of such purchases (for example, Waste Management may defer its purchases from us under the agreement), Waste Management has certain rights to terminate the agreement (upon events such as our failure to perform) and Waste Management has no obligation to make any purchases from us after 2006. We believe that the loss of Waste Management as a customer, or a significant reduction in its purchases from us, would have a material adverse effect on our financial position, results of operations or cash flows.

We generally do not have long-term contracts with our customers, and our customers generally may terminate their relationship with us at any time.

Except for a contract with Waste Management (see "Risk factors—We are dependent on sales to Waste Management, our largest customer" and "Certain relationships and related transactions—Certain Agreements Relating to the Business"), our contracts are entered into on a project-by-project basis, and our customers do not have ongoing contractual obligations to purchase anything from us. If a significant number of our customers choose to terminate their contracts or to not enter into new contracts with us, it would have a material adverse effect on our business, financial position, results of operations or cash flows. In addition, for similar reasons, our contract backlog is not necessarily indicative of future sales, and the estimated size of any contract is not necessarily indicative of the profitability of that contract.

Our profitability is subject to inherent risks because of the fixed nature of almost all of our contracts.

Substantially all of our customer contracts, particularly our installation contracts, are fixed-price contracts with commencement of performance dates spread throughout the year. Under a fixed-price contract, the customer agrees to pay a specified price for our performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, operational difficulties and other changes that may occur over the contract period. Also, inclement or hazardous weather conditions can result in substantial delays in installation and additional expenses. Due to these factors, it is possible that we will not be able to perform our obligations under fixed price contracts without incurring additional expenses that we are unable to pass through to our customers. If we were to significantly underestimate the cost of one or more significant contracts (including as a result of subsequent increases in resin prices) or experience greater expenses than anticipated at the time of contracting, the resulting losses could have a material adverse effect on our financial position, results of operations or cash flows.

We operate in a highly competitive industry.

We sell our products in a very competitive marketplace. The principal resin types that we use in our products are high-density polyethylene (HDPE) and linear low density polyethylene. We compete both with companies that use the same raw materials that we do and with companies that use different raw materials. Additionally, companies that manufacture geosynthetic products who are not currently competing with us may decide to do so in the future. Competition is based on product performance, installation capacity and quality and pricing. Pricing remains very competitive with excess capacity in the industry impacting margins. Moreover, our current and potential competitors may have substantially greater financial resources, name recognition, research and development, marketing and human resources than we have. In addition, our competitors may succeed in developing new or enhanced products that are better than our products. These companies may also prove to be more successful than we are in marketing and selling these products. We cannot assure you that we will be able to compete successfully with any of these companies. Increased competition as to any of our products could result in price reduction, reduced margins and loss of market share, which could negatively affect our business, prospects, results of operations and financial condition.

We are subject to certain risks associated with our foreign operations that could harm our revenues and profitability.

We have significant operations in Europe, Canada, Thailand and Egypt. Certain risks are inherent in international operations, including:

–>
difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

–>
foreign customers may have longer payment cycles than customers in the United States;

–>
tax rates in certain foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

–>
general economic conditions, political unrest and terrorists attacks against American interests in countries where we operate may have an adverse effect on our operations in those countries;

–>
exposure to possible expropriation or other governmental actions;

–>
difficulties associated with managing a large organization spread throughout various countries;

–>
import and export license requirements;

–>
changes in tariffs and taxes;

–>
restrictions on repatriating foreign profits back to the United States;

–>
intellectual property protection difficulties; and

–>
complications in complying with a variety of foreign laws and regulations, many of which conflict with U.S. laws.

In addition, foreign operations involve uncertainties arising from local business practices, cultural considerations and international political and trade tensions. As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that we will be able to manage effectively these risks or that these and other factors will not have a material adverse effect on our international operations or our business, financial position, results of operations or cash flows.

Currency exchange rate fluctuations could have an adverse effect on our revenues and financial results.

We generate a significant portion of our revenues, and incur a significant portion of our expenses, in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our revenues and financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currency will be translated into fewer U.S. dollars.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth and adversely affect our competitiveness.

As part of our growth strategy, we intend to consider acquiring complementary businesses. Currently we do not have any commitments or agreements relating to any material acquisitions. Future acquisitions could result in the incurrence of debt and contingent liabilities, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

–>
greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

–>
risks associated with unanticipated events or liabilities;

–>
potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

–>
entering into markets and acquiring technologies in areas in which we have little experience;

–>
the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

–>
a need to incur debt, which may reduce our cash available for operations and other uses, or to issue equity securities, which may dilute the ownership interests of existing stockholders; and

–>
realizing little, if any, return on our investment.

If we are unable to retain key executives and other personnel, our growth may be hindered.

Our success will largely depend on maintaining our staff of qualified professionals. The market for qualified professionals is competitive, and we may not continue to be successful in our efforts to attract and retain these professionals. In particular, our senior executives have considerable industry experience and would be difficult to replace. Our future operations therefore could be harmed if any of our senior executives or other key personnel ceased working for us. Our future operations could also be harmed if we are unable to attract, hire, train and retain qualified managerial, sales, installation and marketing personnel.

Our product deliveries and installations may fluctuate due to seasonality and other factors that may adversely affect our cash flow.

The greatest volume of product deliveries and installations typically occur during the summer and fall, which results in seasonal fluctuations of revenue. Often, scheduled deliveries are subject to delays at the customers' requests to correspond with customers' annual budgetary and permitting cycles. We may not be able to use our manufacturing capacity at our various locations to mitigate the impact of seasonal fluctuation on our manufacturing, delivery and installation schedules. Substantial fluctuations in our operations could significantly limit our cash flow and therefore our ability to service our debt, including the notes.

Product liability and indemnification claims could have a material adverse effect on our operating results. Our ability to maintain insurance may be limited, and our coverage limits may not be sufficient for all claims.

Our products are used in, among other things, containment systems for the prevention of groundwater contamination. Our products are also used in significant public works projects. Accordingly, we face an inherent business risk of exposure to product liability claims (including claims for strict liability and negligence) and claims for breach of contract in the event that the failure of our products or our installation services results, or is alleged to result, in property damage, damage to the environment and/or personal injury. We agree in most cases to indemnify the site owner, general contractor and others for certain damages resulting from our negligence and that of our employees. We cannot assure you that we will not incur significant costs to defend product liability and breach of contract claims or that we will not experience any material product liability losses or indemnification obligations in the future. Such costs, losses and obligations may have a material adverse impact on our financial position, results of operations or cash flows.

Although we maintain insurance within ranges of coverage consistent with industry practice, this insurance may not be available at economically feasible premiums and may not be sufficient to cover all such losses. Our insurance policies are subject to large deductibles. The outcome of legal actions and claims against us or that are otherwise incidental to our business may have a material adverse impact on our financial position, results of operations or cash flows.

We may experience significant warranty claims.

We provide our customers in all cases with limited material warranties on our products and limited installation warranties for our workmanship. Our limited installation warranties are typically 1 to 5 years but occasionally extend up to 20 years. Our product warranties are typically 5 years but occasionally extend up to 20 years. These limited warranties are generally limited to repair or replacement of defective liners or workmanship, often on a prorated basis, up to the dollar amount of the original contract. In some foreign contracts, we may be required to provide the customer with specified contractual limited warranties as to material quality. Our product warranty liability in many foreign countries is dictated by local laws in addition to the warranty specified in the contracts. Several of our foreign subsidiaries sell products and installation services under competitively bid construction contracts. Significant warranty claims could have a material adverse effect on our financial position, results of operations or cash flows.

A downturn in either the economy generally or the development of landfills in particular would negatively impact our business.

Our business depends on a growing economy to stimulate demand for the types of projects in which our products are installed. In particular, a substantial portion of our business depends on the continued development of landfills. Landfill development could slow due to a general economic downturn, a change in laws and regulations regarding the development of landfills or from other factors. A downturn in the economy or any other development that adversely impacts the development of landfills could adversely impact our financial condition and results of operations.

Regulatory and technological changes may adversely affect us.

Changes in legislative, regulatory or industry requirements or competitive technologies may render certain of our products obsolete. Our ability to anticipate changes in regulatory and technology standards and to develop and introduce new and enhanced products in response to these changes may significantly impact our ability to grow and to remain competitive. For example, certain existing laws and regulations in the United States and foreign countries require developers of landfills and other handlers of certain waste to prevent groundwater contamination in a manner that our products are currently designed to provide. Changes in such laws and regulations could have a material adverse effect on our financial position, results of operations or cash flows if new requirements were not satisfied by our products. Also, a reduction in the enforcement of such laws and regulations could also materially adversely affect our financial position, results of operations or cash flows. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete.

We may be adversely affected by environmental and safety regulations to which we are subject.

We are required to comply with federal, state, local and foreign laws governing the protection of the environment, the exposure of persons and property to hazardous substances and occupational health and safety. These laws regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; the disposal of wastes and other substances into soil, air or water; and our obligations relating to the health and safety of our workers and the public. We are also required to obtain and comply with environmental permits for certain operations. We cannot assure you that we are at all times in complete compliance with all environmental laws and permits. If we violate or fail to comply with these requirements, we could be fined or otherwise sanctioned. In some instances, such a fine or sanction could be material and could include monetary penalties or the shut-down of a facility. Certain environmental requirements, and the interpretation of those requirements by regulators and courts, might also become more stringent over time. We therefore cannot assure you that we will not incur material environmental costs or liabilities in the future. We have made and will continue to make capital and other expenditures to comply with environmental requirements. Because of the nature of our business, changes in environmental laws could have a material detrimental effect on our business.

We are also subject to laws governing the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination of our past or present facilities and at third party sites to which our facilities sent wastes or hazardous substances. The amount of such liability could be material. We cannot assure you that we will not have liability for such contamination, nor can we assure you that we will not experience an accident or become liable for any other contamination that may have occurred in the past (including such liability to buyers of properties or businesses that we have sold).

The ultimate outcome of the legal proceedings and investigations relating to our past activities cannot be predicted. Any adverse determination could have a material adverse effect on our financial condition and results of operations.

We are party to various material litigation matters arising out of our business operations, the most significant of which are summarized in the section "Business—Legal Proceedings." The ultimate outcome of each of these matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome in each case presently be reasonably estimated. The liability we may ultimately incur with respect to any one of these matters may have a material adverse effect on our financial position and results of operations.

A judgment has been entered against GSE for damages arising out of the alleged patent infringement activities of Serrot conducted prior to GSE's acquisition of Serrot in the amount of $11,965,158, together with prejudgment interest in the sum of $3,081,050, post-judgment interest at the rate of 1.29% per annum, and taxable costs of the court. GSE posted an amended $18,055,699 supersedeas appeal bond and entered into a collateral agreement with an insurance company whereby GSE deposited funds equal to the bond amount. If GSE is required to pay all or a portion of the judgment entered against GSE in connection with this litigation, it could have a material adverse effect on GSE's results of operations and profitability.

Our business depends on intellectual property and other proprietary rights.

We rely on a combination of contractual provisions, confidentiality procedures and agreements, and patent, trademark, copyright, unfair competition, trade secrecy and other intellectual property laws to protect our intellectual property and other proprietary rights. Nonetheless, we cannot assure you that any pending patent application or trademark application held by us will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable.

Litigation may be necessary to enforce our intellectual property rights, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition or results of operations. Any findings that we have infringed on have violated the intellectual property rights of third parties could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products, and require us to redesign or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATING TO THE EXCHANGE OFFER

Because there is no public market for the exchange notes, you may not be able to resell your exchange notes.

The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

–>
the liquidity of any trading market that may develop;

–>
the ability of holders to sell their exchange notes; or

–>
the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

We understand that the initial purchasers presently intend to make a market in the notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see "Exchange Offer."

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your outstanding notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.

We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we will not accept your notes for exchange. For more information, see "Exchange Offer."

If you do not exchange your outstanding notes, your outstanding notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your outstanding notes.

We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

RISKS RELATING TO THE EXCHANGE NOTES

Our substantial level of indebtedness could have a material adverse effect on our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We have a substantial amount of indebtedness. As of June 30, 2004, we had outstanding an aggregate of approximately $45.0 million of pari passu indebtedness, all of which indebtedness is secured and effectively senior to the exchange notes. In addition, we had $17.6 million of available borrowings under our new revolving credit facility, subject to compliance with specified financial covenants, that if borrowed, would also be effectively senior to the exchange notes. As of June 30, 2004, we also had $3.0 million of bank guarantees issued, $1.5 million of borrowings outstanding and $3.5 million available under lines of credit under which certain of our foreign subsidiaries (who are not guarantors of the exchange notes) are borrowers, based on exchange rates as of June 30, 2004, subject to compliance with specified financial covenants, that are (or if borrowed would be) structurally senior to the exchange notes. Our high level of indebtedness could have important consequences to you, including the following:

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it may be more difficult for us to satisfy our obligations with respect to the exchange notes;

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our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

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we must use a substantial portion of our cash flow from operations to pay interest and principal on the exchange notes and other indebtedness, which will reduce the funds available to us for other purposes such as capital expenditures;

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we may be limited in our ability to borrow additional funds;

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we may be limited in our ability to obtain bonds needed to bid on or perform certain installation contracts;

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we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

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we may be more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the exchange notes, our new senior credit facility and other debt from cash flow from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our indebtedness, including the exchange notes, and meet our other obligations. If we do not have enough liquidity, we may be required to refinance all or part of our existing debt, including the exchange notes, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of our existing or future debt agreements, including our new senior credit facility and the indenture governing the exchange notes, may restrict us from pursuing any of these alternatives.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur more debt. This could further exacerbate the risks associated with our substantial leverage.

Despite our current and anticipated debt levels, we may be able to incur substantial additional indebtedness in the future. Our new senior credit facility will permit additional borrowings, and any such borrowings would be secured by substantially all of our assets. Although the terms of the indenture governing the exchange notes and the credit agreement relating to the new senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the substantial risks described above would intensify. See "Capitalization," "Selected historical financial data," "Description of the notes," and "Description of certain indebtedness."

The indenture governing the exchange notes and the agreements governing our other indebtedness, including our new senior credit facility, impose significant operating and financial restrictions, which may limit our ability to make payments on the exchange notes or prevent us from capitalizing on business opportunities and taking certain corporate actions.

The indenture governing the exchange notes and the agreements governing our other indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability to take certain actions including our ability to:

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incur additional indebtedness;

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create liens or other encumbrances;

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pay dividends or make certain other payments, investments, loans and guarantees; and

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sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, our new senior credit facility requires us to meet certain financial ratios and financial condition tests. For more information, see "Description of certain indebtedness" and "Description of the notes—Certain Covenants." Events beyond our control can affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our new senior credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding, including accrued and unpaid interest, under our new senior credit facility to be immediately due, and the lenders could foreclose upon the assets securing our new senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the exchange notes. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our new senior credit facility or the indenture governing the exchange notes.

The exchange notes will be effectively subordinated to all of our existing and future secured indebtedness. Further, the guarantees of the exchange notes will be effectively subordinated to the guarantors' existing and future secured indebtedness.

The indebtedness evidenced by the exchange notes is an unsecured obligation of GSE and the indebtedness evidenced by the guarantees are unsecured obligations of the guarantors. The payment of principal of, premium (if any), and interest on the exchange notes is effectively subordinated to all of GSE's secured indebtedness, including the payment of our new senior credit facility, to the extent of the value of the assets securing the indebtedness. The payment of the guarantees are effectively subordinated to all secured indebtedness of the guarantors, including the guarantors' respective guarantees of our new senior credit facility, in each case to the extent of the value of the assets securing such indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the exchange notes due to an event of default under the indenture governing the exchange notes and in certain other events, our assets will be available to pay obligations on the exchange notes only after all secured indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding exchange notes. As of June 30, 2004, we had outstanding an aggregate of approximately $45.0 million of pari passu indebtedness, all of which indebtedness was secured and effectively senior to the exchange notes. In addition, we would have had $17.6 million of available borrowings under our new revolving, subject to compliance with specified financial covenants, that if borrowed, would have been effectively senior to the exchange notes.

The exchange notes will be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the exchange notes.

The guarantors include only GSE's domestic subsidiaries other than Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc. As a result, the exchange notes are structurally subordinated to all existing and future liabilities (including trade payables) of our non-guarantor subsidiaries. Any right of GSE to participate in any distribution of assets of its non-guarantor subsidiaries upon the liquidation, reorganization or insolvency of any such subsidiary (and the consequential right of the holders of the exchange notes to participate in the distribution of those assets) will be subject to the prior claims of such subsidiary's creditors. As of June 30, 2004, we had outstanding $3.0 million of bank guarantees issued, $1.5 million of borrowings outstanding and $3.5 million available under lines of credit under which certain of our foreign subsidiaries (who are not guarantors of the exchange notes) are borrowers, based on exchange rates as of June 30, 2004, subject to compliance with specified financial covenants, that are (or if borrowed would be) structurally senior to the exchange notes. In addition, the indenture governing the exchange notes permits, subject to some limitations, these non-guarantor subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities that may be incurred by these subsidiaries. For condensed consolidated guarantor and non-guarantor financial information, see note 21 to our consolidated financial statements for the period ended December 31, 2003 and note 12 to our consolidated financial statements for the period ended June 30, 2004 included elsewhere in this prospectus.

We depend on our subsidiaries for substantially all of our cash flow. If any of our subsidiaries is not permitted to pay us dividends or other distributions, we may not have sufficient cash to fulfill our obligations under the exchange notes.

Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the exchange notes to participate in those assets, will be structurally subordinated to the claims of the applicable subsidiary's creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our or our subsidiaries' incurrence of additional debt or liabilities could have a material adverse effect on our ability to pay our obligations on the exchange notes. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities.

Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the exchange notes.

The guarantors will guarantee the payment of the exchange notes. Although laws differ among various jurisdictions, in general, under fraudulent conveyance laws, a court could subordinate or avoid any guarantee if it found that:

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the guarantee was incurred with actual intent to hinder, delay or defraud creditors; or

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the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following:

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insolvent or was rendered insolvent because of the guarantee;

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engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

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intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

The measure of insolvency for purposes of fraudulent transfer laws varies depending on the law applied. Generally, however, a guarantor would be considered insolvent if:

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the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

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the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that at the time each existing guarantor issues its guarantee, it will not be insolvent, it will not have unreasonably small capital for the business in which it is engaged and it will not have incurred debts beyond its ability to pay such debts as they mature. However, a court may not agree with our conclusions.

If a court avoided a guarantee as a result of a fraudulent conveyance, or held it unenforceable for any other reason, you would cease to have any claim in respect of the guarantor and would be creditors solely of us and any guarantor whose guarantee was not voided or held unenforceable.

We may not be able to satisfy our obligations to the holders of the exchange notes upon a change of control.

Upon the occurrence of a "change of control" (as defined in the indenture governing the exchange notes) each holder of the exchange notes will have the right to require us to repurchase the outstanding exchange notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. Our failure to purchase, or give notice of purchase of, the exchange notes would be a default under the indenture governing the exchange notes, which would in turn be a default under our new senior credit facility.

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of exchange notes or to satisfy all obligations under our new senior credit facility and the indenture governing the exchange notes. In order to satisfy our obligations, we could seek to refinance the indebtedness under our new senior credit facility and the indenture governing the exchange notes or obtain a waiver from the lenders or holders of the exchange notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

The principal stockholder of GEO Holdings controls us and could delay, deter or prevent a change of control or other business combination or otherwise cause us to take actions with which you as a holder of exchange notes may disagree or which might not be in your best interests.

Gundle/SLT Environmental, Inc. is a wholly-owned subsidiary of GEO Holdings. CHS IV owns substantially all of the issued and outstanding common stock of GEO Holdings, and members of our senior management hold options exercisable for approximately 10% of the common stock of GEO Holdings, determined on a fully-diluted basis. Pursuant to the Stockholders Agreement that GEO Holdings entered into with CHS IV, certain co-investors and certain members of our senior management, CHS IV has the right to appoint up to three of GEO Holdings' four directors. GEO Holdings has the ability to elect all of the members of our board of directors, appoint new management and approve any action requiring the approval of our stockholders. The directors have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the declaration of dividends. In addition, transactions may be pursued that could enhance the investment of the holders of GEO Holdings equity while involving risks to your interests. It is possible that the holders of GEO Holdings equity will exercise control over us in a manner that is adverse to the interests of the holders of the exchange notes. See "Management," "Security ownership of certain beneficial owners and management" and "Certain relationships and related transactions."

Exchange offer

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

We and the guarantors entered into a registration rights agreement in connection with the original issuance of the outstanding notes pursuant to which we have agreed that we will take the following actions, at our expense, for the benefit of the holders of the outstanding notes:

(1)
no later than the date that is 90 days after the date of issuance of the outstanding notes, file a registration statement with the SEC with respect to a registered exchange offer to exchange the outstanding notes for exchange notes guaranteed by the guarantors having terms identical in all material respects to the outstanding notes, except that additional interest, as liquidated damages, will not be payable in respect of the exchange notes and the exchange notes will not be entitled to registration rights under the registration rights agreement and will not be subject to the transfer restrictions;

(2)
use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the date of issuance of the outstanding notes; and

(3)
use our reasonable best efforts to complete the exchange offer within 210 days after the date of issuance of the outstanding notes.

Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for surrender of the outstanding notes. We will keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes. For each outstanding note surrendered to us pursuant to the exchange offer, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note. Under existing SEC interpretations, the exchange notes and the related guarantees will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act.

If you wish to participate in the exchange offer, you will be required to represent to us, among other things, that, at the time of the consummation of the exchange offer:

(1)
any exchange notes received by you will be acquired in the ordinary course of business;

(2)
you have no arrangement or understanding with any person to participate in the distribution of the exchange notes in violation of the provisions of the Securities Act;

(3)
you are not an "affiliate" of ours or any guarantor, as defined in Rule 405 of the Securities Act, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(4)
if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes within the meaning of the Securities Act; and

(5)
if you are a broker-dealer that will receive exchange notes in exchange for outstanding notes for your own account as a result of market-making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

Under similar SEC interpretations, broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, if requested by a broker-dealer, we are required to use our reasonable best efforts to keep the exchange offer registration statement continuously effective for a period of not longer than 180 days after the date on which such statement is declared effective to satisfy their prospectus delivery requirements.

In the event that:

(1)
applicable law or interpretations of the staff of the SEC do not permit us to effect such a registered exchange offer,

(2)
for any other reason the registered exchange offer is not consummated within 210 days after the date of issuance of the outstanding notes,

(3)
any holder of outstanding notes is prohibited by law or SEC policy from participating in the registered exchange offer or does not receive exchange notes that may be sold without restriction (other than due solely to the status of such holder as an affiliate of ours or any guarantor), or

(4)
an initial purchaser of the outstanding notes so requests with respect to outstanding notes that have, or that are reasonably likely to be determined to have, the status of unsold allotments in an initial distribution, then we will, at our cost, (A) file within the time periods specified in the registration rights agreement a registration statement (a "shelf registration statement") covering resales of the outstanding notes or the exchange notes, as the case may be, from time to time, (B) use all our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within the time periods specified in the registration rights agreement and (C) keep the shelf registration statement effective two years from the date of issuance of the outstanding notes or such shorter period ending when all outstanding notes and/or exchange notes covered by the shelf registration statement have been sold in the manner set forth and as contemplated in the shelf registration statement. We will, in the event a shelf registration statement is filed, among other things, provide to each holder of outstanding notes for which such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be. A holder selling outstanding notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of outstanding notes or exchange notes to be registered under the shelf registration statement will be required to deliver information to be used in connection with the shelf registration statement within the time period set forth in the registration rights agreement in order to have such holder's outstanding notes or exchange notes included in the shelf registration statement and to benefit from the provisions regarding additional interest set forth in the following paragraph.

If:

(1)
on or prior to the 90th day following the date of issuance of the outstanding notes, the exchange offer registration statement is not filed with the SEC,

(2)
on or prior to the 180th day after the date of issuance of the outstanding notes, the exchange offer registration statement is not declared effective,

(3)
on or prior to the 210th day after the date of issuance of the outstanding notes, the registered exchange offer is not consummated and the shelf registration statement is not declared effective, or

(4)
the shelf registration statement is required to be filed but is not declared effective within the time period required by the registration rights agreement or is declared effective but thereafter ceases to be effective or usable (subject to certain exceptions),

(each such event referred to in the clauses above, a "registration default"), additional cash interest ("additional interest") will accrue on the affected outstanding notes and the affected exchange notes, as applicable. The rate of additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, increasing by an additional 0.25% per annum with respect to each subsequent 90-day period up to a maximum amount of additional interest of 1.0% per annum, from and including the date on which any such registration default shall occur to, but excluding, the earlier of (A) the date on which all registration defaults have been cured or (B) with respect to each outstanding note or exchange note, the date on which such outstanding note or exchange note otherwise becomes freely transferable by holders other than our affiliates without further registration under the Securities Act.

Notwithstanding the foregoing, (1) the amount of additional interest payable shall not increase because more than one registration default has occurred and is pending and (2) a holder of outstanding notes or exchange notes who is not entitled to the benefits of the shelf registration statement (e.g., such holder has not elected to include information) shall not be entitled to additional interest with respect to a registration default that pertains to the shelf registration statement. Such interest is payable in addition to any other interest payable from time to time with respect to the outstanding notes and the exchange notes in cash on each interest payment date to the holders of record for such interest payment date.

Under certain circumstances, we may delay the filing or the effectiveness of the exchange offer registration statement or the shelf registration statement and shall not be required to maintain the effectiveness thereof or amend or supplement the exchange offer registration statement or the shelf registration statement for a period of up to 60 days during any 12-month period. Any delay period will not alter our obligations to pay additional interest with respect to a registration default.

TERMS OF THE EXCHANGE OFFER

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

(1)
the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

(2)
the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

(3)
the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

As of the date of this prospectus, $150,000,000 aggregate principal amount of the outstanding notes were outstanding. The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture relating to the outstanding notes.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

The term "expiration date" will mean 5:00 p.m., New York City time, on November 12, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "—Conditions" have not been satisfied, by giving oral or written notice of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision. Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

Each exchange note will bear interest from its date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest on those outstanding notes through, but not including, the date of issuance of the exchange notes. This interest will be paid with the first interest payment on the exchange notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

Interest on the exchange notes is payable semi-annually, in arrears, on May 15 and November 15 of each year, commencing on November 15, 2004.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry transfer of notes into your account at DTC, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of this prospectus and the letter of transmittal; and (3) that we may enforce the agreement against the participant.

By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading "—Purpose and Effect of the Exchange Offer."

The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent's message.

The method of delivery of outstanding notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanies by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account with respect to the outstanding notes in accordance with DTC's procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as promptly as practicable following the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

  (A)
  the tender is made through a member firm of the Medallion System;

  (B)
  prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

  (C)
  the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of outstanding notes in the exchange offer, a letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

(1)
specify the name of the person having deposited the outstanding notes to be withdrawn;'

(2)
identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(3)
be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

(4)
specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us in our sole discretion, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder as promptly as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the expiration date.

Conditions

We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder. Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, delay accepting any outstanding notes tendered or extend, terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

(1)
any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we reasonably believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

(2)
any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which we reasonably believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

(3)
any governmental approval has not been obtained, which approval we reasonably believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.

If we determine in our sole discretion that any of the conditions are not satisfied, we may (A) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (B) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see "—Withdrawal of Tenders"), or (C) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail: U.S. Bank National Association Corporate Trust Services 60 Livingston Avenue St. Paul, MN 55107 Attention: Specialized Finance Department	Facsimile Transmission: (651) 495-8097 For Information or to Confirm Receipt of Facsimile by Telephone (call toll-free): (800) 934-6802

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates' officers and regular employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Consequences of Failure to Exchange

The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

(1)
to us upon redemption thereof or otherwise;

(2)
so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3)
outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4)
pursuant to an effective registration statement under the Securities Act, in each caser in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of exchange notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our "affiliate" within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution" for more information.

Appraisal Rights

You do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the indenture relating to the outstanding notes in connection with the exchange offer.

Use of proceeds

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

The proceeds from the offering of the outstanding notes, together with funds from the related financing transactions and GSE's available cash, were used to consummate the Merger and pay related fees and expenses. See "Prospectus summary—The Merger and Related Financing Transactions," "Prospectus summary—Sources and Uses" and "The Merger and related transactions" for further information.

Capitalization

The following table sets forth our cash and marketable securities and capitalization as of June 30, 2004. This table should be read in conjunction with our consolidated financial statements and the related notes thereto, the sections "Use of proceeds," "Unaudited pro forma consolidated statement of income," "Selected historical financial data" and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

As of June 30, 2004

(dollars in millions)
Cash and marketable securities	$10.5

Debt:
Foreign credit lines(1)	$1.5
New senior credit facility:
Revolving credit facility(2)	20.0
Term loan	25.0
11% senior notes due 2012	150.0

Total debt	196.5
Total stockholders' equity	63.2

Total capitalization	$259.7

(1)
There were $3.0 million of bank guarantees issued and $1.5 million of borrowings outstanding under our foreign credit lines as of June 30, 2004. As of that date, we had $3.5 million of available borrowings under our foreign credit lines, based on exchange rates as of that date.

(2)
The revolving credit facility provides aggregate borrowings of up to $40.0 million, subject to certain circumstances.

Unaudited pro forma consolidated statements of income

The following unaudited pro forma consolidated statements of income are based on the historical statements of GSE, included elsewhere herein, adjusted to give effect to the following: (i) the receipt of proceeds from the offering of the outstanding notes and the borrowings under the senior credit facilities (including the term loan facility of $25.0 million and the revolving credit facility of up to $40.0 million (of which $20.0 million was drawn on June 30, 2004); (ii) receipt of equity proceeds from CHS IV, certain co-investors and certain management members; (iii) the use of a portion of GSE's available cash to finance a portion of the acquisition; (iv) the acquisition of all issued and outstanding shares of GSE common stock; (v) the settlement of stock options; (vi) the merger of GEO Sub, a wholly-owned subsidiary of GEO Holdings, with and into GSE and (vii) the payment of fees and expenses related to the aforementioned.

The pro forma statements of income for the periods presented give effect to the Transactions as if the Transactions had occurred at the beginning of the relevant period. The pro forma statements of income do not purport to represent GSE results of operations that would have actually been, had the Transactions in fact occurred as of such date or to project GSE's results of operations or financial condition. No pro forma balance sheet information is presented because GSE's historical balance sheet as of June 30, 2004 includes the effect of the Transactions.

The pro forma adjustments described in the accompanying notes to the unaudited statements of income are based on available information and assumptions that management believes are reasonable.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2004

	Actual
	Predecessor Basis: Period from January 1, 2004 to May 17, 2004	Successor Basis: Period from May 18, 2004 to June 30, 2004	Pro Forma Adjustments		Pro Forma

(dollars in thousands)
Sales and operating revenue	$70,393	$49,027	$—		$119,420
Cost of products and services	60,107	39,304	1,260	(1)	100,671

Gross profit	10,286	9,723	(1,260)		18,749
Selling, general and administrative expenses	12,430	4,053	1,987	(1)(2)	18,470
CHS management fee	—	237	763	(5)	1,000
Expenses related to the Transactions	5,863	—	—	(6)	5,863

Operating income (loss)	(8,007)	5,433	(4,010)		(6,584)
Other (income) expenses:
Interest expense	1,639	2,449	8,970	(3)	13,058
Interest income	(188)	(82)	270	(4)	—
Foreign exchange (gain) loss	131	22	—		153
Minority interest	(31)	84	—		53
Other (income) expense, net	(272)	(35)	—		(307)

Income (loss) before income taxes	(9,286)	2,995	(13,250)		(19,541)
Income tax provision (benefit)	(2,310)	1,096	(9,924	)(7)	(11,138)

Net income (loss)	$(6,976)	$1,899	$(3,326)		$(8,403)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2003

	Actual	Pro Forma Adjustments		Pro Forma

(dollars in thousands)
Sales and operating revenue	$126,000	$—		$126,000
Cost of products and services	101,559	1,512	(1)	103,071

Gross profit	24,441	(1,512)		22,929
Selling, general and administrative expenses	14,497	2,576	(1)(2)	17,073
CHS management fee	—	1,000	(5)	1,000
Expenses related to the Transactions	309	5,863	(6)	6,172

Operating income (loss)	9,635	(10,951)		(1,316)
Other (income) expenses:
Interest expense	1,483	9,889	(3)	11,372
Interest income	(251)	251	(4)	—
Foreign exchange (gain) loss	(599)	—		(599)
Minority interest	66	—		66
Other (income) expense, net	(523)	—		(523)

Income (loss) before income taxes	9,459	(21,091)		(11,632)
Income tax provision (benefit)	3,310	(1,734	)(7)	1,576

Net income (loss)	$6,149	$(19,357)		$(13,208)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Fiscal Year Ended December 31, 2003

	Actual	Pro Forma Adjustments		Pro Forma

(dollars in thousands)
Sales and operating revenues	$274,618	$—		$274,618
Cost of products and services	215,459	3,024	(1)	218,483

Gross profit	59,159	(3,024)		56,135
Selling, general and administrative expenses	27,404	5,153	(1)(2)	32,557
CHS management fee	—	2,000	(5)	2,000
Expenses related to the Transactions	1,547	5,863	(6)	7,410

Operating income	30,208	(16,040)		14,168
Interest expense	2,573	17,605	(3)	20,178
Interest income	(509)	509	(4)	—
Other (income)/expense, net	(3,296)	—		(3,296)
Foreign exchange (gain)/loss	(212)	—		(212)
Minority interest	133	—		133

Income (loss) before taxes	31,519	(34,154)		(2,635)
Provision for income taxes	10,748	(10,391)	(7)	357

Net income (loss)	$20,771	$(23,763)		$(2,992)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(1)
Depreciation expense:  Represents the additional depreciation expense as a result of the write-up of property and equipment to fair value on May 18, 2004.

(2)
Amortization expense:  Represents the amortization of intangible assets, primarily value assigned to customer lists and contracts, identified under the purchase method of accounting.

(3)
Interest Expense:  Interest expense has been adjusted to reflect interest expense and amortization of deferred financing costs incurred on new debt incurred under the assumption the new debt was outstanding during all periods presented.

	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003	Year Ended December 31, 2003
Interest on new debt:
Revolver	$141	$208	$400
New term debt	469	563	1,125
11% senior notes	6,875	8,250	16,500
Amortization of debt issue costs and commitment fees	1,568	1,824	2,153
Less interest expense on former debt	(83)	(956)	(2,573)

	$8,970	$9,889	$17,605

(4)
Interest income:  The adjustment to interest income removes all interest income earned by GSE under the assumption that all cash would be used to fund operations and pay down the revolver.

(5)
CHS management fee:  Represents the management fee paid to CHS Management IV, LP.

(6)
Expenses related to the transactions:  Represents expenses incurred and expensed as a result of the closing of the Transactions, primarily investment banking fees, and legal and accounting related expenses that are not capitalized or charged to the purchase price under U.S. GAAP.

(7)
Income tax provision (benefit):  Represents the tax effects of the pro forma adjustments at our overall estimated tax rate for the year.

Selected historical financial data

The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements for such years, which are not included in this prospectus. We have derived the selected historical consolidated financial data as of and for the periods from January 1, 2004 to May 17, 2004 and May 18, 2004 to June 30, 2004 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of our operations and cash flows. The selected consolidated historical financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's discussion and analysis of financial condition and results of operations," and the historical consolidated financial statements and accompanying notes included elsewhere in the prospectus.

	Predecessor Basis								Successor Basis
	Fiscal Year Ended December 31,					Six Months Ended June 30, 2003	Period from January 1, 2004 to May 17, 2004
									Period from May 18, 2004 to June 30, 2004
	1999	2000	2001	2002	2003

(dollars in thousands)
Operations:
Sales and operating revenue	$178,569	$191,320	$173,409	$266,970	$274,618	$126,000	$70,393		$49,027
Cost of products and services	142,648	158,741	144,605	210,326	215,459	101,559	60,107		39,304

Gross profit	35,921	32,579	28,804	56,644	59,159	24,441	10,286		9,723
Selling, general and administrative expenses	24,649	24,445	24,090	29,194	27,404	14,497	12,430		4,290
Amortization of goodwill	1,368	1,342	1,325	—	—	—	—		—
CHS transaction costs	—	—	—	—	1,547	309	5,863		—
Expenses related to the Serrot acquisition(1)	—	—	—	3,217	—	—	—		—

Operating income (loss)	9,904	6,792	3,389	24,233	30,208	9,635	(8,007)		5,433
Other expenses:
Interest expense	2,758	2,114	1,709	2,915	2,573	1,483	1,524		2,564
Interest income	(1,042)	(760)	(461)	(536)	(509)	(251)	(188)		(82)
Foreign exchange (gain)/loss	16	(61)	243	(1,687)	(212)	(599)	131		22
Other (income)/expense, net	(289)	(466)	(702)	1,967	(3,296)	(523)	(157)		(150)
Minority interest	—	—	—	316	133	66	(31)		84

Income (loss) before income taxes	8,461	5,965	2,600	21,258	31,519	9,459	(9,286)		2,995
Provision (benefit) for income taxes	3,554	2,327	1,222	8,368	10,748	3,310	(2,310)		1,096

Net income (loss) before extraordinary items, net of tax	4,907	3,638	1,378	12,890	20,771	6,149	(6,976)		1,899
Extraordinary gain—Serrot acquisition(2)	—	—	—	25,966	—	—	—		—

Net income (loss)	$4,907	$3,638	$1,378	$38,856	$20,771	$6,149	$(6,976)		$1,899

Other Financial Data:
Net cash provided by (used in):
Operating activities	$(27)	$13,683	$15,788	$36,626	$16,845	$(18,267)	$(15,026)		$(3,589)
Investing activities	(5,022)	(9,940)	(9,061)	(6,048)	(6,610)	(6,933)	(2,790)		(222,865)
Financing activities	(7,187)	(9,621)	(731)	(4,843)	(4,693)	(1,451)	(15,817)		236,834
Depreciation and amortization	9,683	9,380	9,509	7,916	8,609	4,433	3,040		1,506
Capital expenditures	(5,286)	(10,083)	(9,558)	(7,315)	(6,824)	3,141	2,790		1,399
Ratio of earnings to fixed charges(3)	4.0x	3.7x	2.3x	8.2x	13.1x	7.2x	(5.0	)x	2.2x

	As of December 31,					As of June 30, 2003	As of May 17, 2004	As of June 30, 2004
	1999	2000	2001	2002	2003

(dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$16,873	$11,270	$16,163	$42,264	$47,899	$15,483	$14,266	$10,453
Receivables, net	54,948	50,607	45,418	55,715	46,560	65,364	43,970	61,600
Inventories	19,733	17,830	17,151	27,352	33,231	32,077	39,684	36,899
Total working capital	60,715	51,949	48,021	92,265	92,452	80,337	73,052	52,910
Total assets	161,697	148,563	145,611	202,310	213,503	211,847	200,634	343,932
Total debt	31,360	26,530	25,801	21,602	16,722	19,681	806	196,490
Stockholders' equity	93,271	89,308	90,434	132,431	157,157	139,257	157,929	63,233

(1)
Represents costs incurred to relocate inventory and equipment from facilities acquired from Waste Management through our acquisition of Serrot to our locations in Houston, TX and Kingstree, SC.

(2)
Represents the excess of fair value of Serrot net assets over the purchase price paid.

(3)
For purposes of this ratio, "earnings" consists of income before income taxes and fixed charges, and "fixed charges" consists of interest expense, amortization of debt issuance costs, and an estimate of the interest portion of rental expense. Due to negative earnings for the period from January 1, 2004 to May 17, 2004, the related ratio is a negative figure.

Management's discussion and analysis of financial condition
and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected historical financial data," "Unaudited pro forma consolidated statement of income" and the related notes and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

OVERVIEW

We are a leading global manufacturer, marketer and installer of a broad array of geosynthetic lining products. Geosynthetic products are used in containment systems for environmental protection and for the confinement of solids, liquids and gases in the waste management, liquid containment and mining industries. We offer a full range of high quality products, including geomembrane liners, or geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles and other products. We also offer installation services, focused on large projects for key customers in the United States, United Kingdom and Germany through an internal installation staff.

We believe we are the world's largest manufacturer of polyethylene sheet geomembranes and that we were responsible for a significant portion of the world's production in 2003. Our principal products, flexible geomembrane liners, are manufactured from polyethylene and polypropylene resins with chemical additives designed to resist weathering, ultraviolet degradation and chemical exposure for extended time in exposed applications. We manufacture our products at facilities located in the United States, Canada, the United Kingdom, Germany, Thailand and Egypt. Our products are marketed through a worldwide distribution organization made up of internal sales, independent dealers, agents and distributors. We served more than 1,000 customers in 2003, including leading waste management and mining companies, independent dealers, general contractors, agents, distributors and government agencies. In 2003, we sold more than 1 billion square feet of products to customers in more than 90 countries.

General

We generate revenue through the sale of our manufactured products and the installation of our products, which we refer to as sales and operating revenue in our financial statements. We recognize revenue upon shipment of product to the customer except when work is being performed under an installation contract. Revenues from installation contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs for each contract. Cost of sales includes all direct material and labor costs and indirect costs such as indirect labor, depreciation, insurance, supplies, tools, repairs and shipping, and handling. Selling, general and administrative costs includes components such as costs of selling, engineering, and administrative functions to support manufacturing and installation activities, and salaries, wages and benefit costs, travel and entertainment, repair, maintenance and supply costs, professional services, advertising and promotion, and facility costs and are charged to expense as incurred.

Our products are manufactured and sold in various locations throughout the world using similar raw materials, production processes and distribution channels. In 2003, we generated approximately 34% of our sales and operating revenue from our foreign subsidiaries. Results of operations for foreign subsidiaries with functional currencies other than the United States dollar are translated using average exchange rates during the year. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date and the resulting translation adjustments are recognized as a separate component of stockholders' equity. Gains and losses arising from foreign currency transactions are recognized in income as incurred.

The Serrot Acquisition

In February 2002 we purchased Serrot International, an international provider of geosynthetic lining products and services for environmental protection and other uses, from Waste Management Holdings, Inc. This acquisition and integration into our business provided us with increased market share, sales and scale as well as significant cost savings through consolidating facilities and streamlining operations. For the year ended December 31, 2002, our sales and operating revenue increased by approximately $93.6 million to approximately $267.0 million, in large part due to this acquisition. We also generated synergies and cost savings, which contributed to our growth in income before income taxes of approximately $19.9 million during this same period. We accounted for the acquisition of Serrot under the purchase method of accounting and as such have included Serrot's results of operations since the acquisition date of February 4, 2002. We purchased the business for approximately $12 million, which resulted in the recognition of negative goodwill in the amount of approximately $26 million representing the excess fair value of the assets acquired over our purchase price. We have reduced our Adjusted EBITDA for the fiscal year ended December 31, 2002 by the amount of this extraordinary gain. We also incurred expenses relating to the integration of the acquisition of approximately $3.2 million. These and other adjustments are reflected in our presentation of "Adjusted EBITDA" for the fiscal year ended December 31, 2002. See "Prospectus summary—Summary historical financial information."

The Merger

On May 18, 2004, GEO Sub, a newly formed entity controlled by CHS IV, merged with and into GSE, with GSE surviving the Merger, and each outstanding share of GSE common stock converted into the right to receive $18.50 in cash, in a transaction valued at approximately $241.9 million. As a result of the Merger, all of the outstanding capital stock of GSE is owned by GEO Holdings, which is controlled by CHS IV. See "The Merger and related transactions."

The acquisition of GSE by GEO Holdings in the Merger was accounted for under the purchase method of accounting. Under purchase accounting, the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values, with the remainder allocated to goodwill. The increase in the basis of these assets will result in non-cash charges in future periods, principally related to the step-up in the value of property, plant and equipment and other intangible assets. See "Unaudited pro forma consolidated statement of income."

RESULTS OF OPERATIONS

The results of operation for the periods ending June 30, 2004 include the combined results of operations for the predecessor company through May 17, 2004 and the successor company for the period from May 18, 2004 through June 30, 2004.

Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2003

	Six Months Ended June 30, 2003	Period from January 1, 2004 to May 17, 2004	Period from May 18, 2004 to June 30, 2004	Six Months Ended June 30, 2004

(dollars in thousands)
Sales and operating revenue	$126,000	$70,393	$49,027	$119,420
Gross profit	24,441	10,286	9,723	20,009
Selling, general and administrative expenses	14,497	12,430	4,290	16,720
Expenses related to CHS transaction	309	5,863	—	5,863

Operating income (loss)	9,635	(8,007)	5,433	(2,574)
Interest expense	1,483	1,639	2,449	4,088
Interest income	(251)	(188)	(82)	(270)
Foreign exchange loss (gain)	(599)	131	22	153
Minority interest	66	(31)	84	53
Other income	(523)	(272)	(35)	(307)

Profit (loss) before tax	9,459	(9,286)	2,995	(6,291)
Income tax provision (benefit)	3,310	(2,310)	1,096	(1,214)

Net income (loss)	$6,149	$(6,976)	$1,899	$(5,077)

For the six months ended June 30, 2004, sales and operating revenue was $119,420,000 compared with $126,000,000 for the same period last year, a decrease of $6,580,000 or 5.2%. Product prices were up 2%. Units shipped were down 1.3% and units installed were down 34.0%, primarily due to seasonal timing. At June 30, 2004, units in backlog were 21% more than last year. U. S. sales and operating revenue of $71,045,000 was 4.2% lower than the same period last year. U. S. units shipped were up 1.3%, but units installed were down 33%. Foreign sales and operating revenue was $48,375,000, 6.7% lower than last year. Foreign units shipped were down by 4.3% primarily due to the timing of shipments to South America. Units installed were down 47.3% primarily due to seasonal timing. Foreign currency translation increased 2004 foreign sales and operating revenue by approximately $3,063,000.

Gross profit for the six months ended June 30, 2004 was $20,009,000, or 18.1% lower than the prior year at $24,441,000. Gross profit was lower primarily due to lower units shipped and installed, and lower profit margin on goods sold. Lower gross profit margin outside of the United States was primarily from competitive pressures, where margins declined by 5.7% of sales and operating revenue. U. S. margins were approximately the same as the prior year. Gross profit, as a percentage of sales and operating revenue, decreased to 16.8% from 19.4% last year. Cost of sales includes inventory and depreciation fair value adjustments recorded in connection with the Transactions, which lowered gross profit $939,000, or 0.8% of revenues. Foreign currency translation increased 2004 gross profit by approximately $343,000, or 0.3% of sales and operating revenue.

Selling, general and administrative (SG&A) expenses were $16,720,000 for the six months ended June 30, 2004, compared with $14,497,000 for the same period in 2003. Increased costs resulted primarily from $262,000 of foreign currency translation, $547,000 amortization of successor company intangible assets, a $237,000 management fee paid to CHS, a $475,000 increased provision for bad debts, and other increases including legal fees in connection with the patent litigation, sales costs related to the expansion into Russia and Eastern Europe, and the periodic replacement of computers. SG&A, as a percent of sales, was 14.0% for the six months ended June 30, 2004, compared to 11.5% last year.

Expenses related to the Transactions of $5,863,000 include costs GSE incurred to execute the Transactions, including $3,204,000 for investment banker fees and expenses, $1,169,000 for legal, accounting and professional expenses, and $1,490,000 non-cash expense created by the extension and acceleration of predecessor company stock option vesting dates as a result of the Transactions and required by FAS 123.

Interest expense of $4,088,000 for the six months ended June 30, 2004 was significantly more than last year's $1,483,000. This year's cost includes a prepayment fee of $691,000 and deferred financing expense of $735,000 as a result of paying off all of GSE's Transamerica debt in January 2004, and higher interest rates on higher debt balance as a result of the Transactions.

Foreign exchange loss of $153,000 for the six months ended June 30, 2004 was $752,000 lower than last year due less exposure and less changes in the value of the Euro in relation to the U.S. dollar.

Other income of $307,000 for the six months ended June 30, 2004 was $216,000 less than the prior year primarily due to $229,000 less gain from the sale of assets during the period ended June 30, 2004.

The provision for income taxes for the six month period ended June 30, 2004 was a benefit of $1,214,000 compared to a provision of $3,310,000 in the same period last year. The benefit was determined at the statutory rates adjusted for certain permanent differences on an entity-by-entity basis using expected fiscal year results. The fiscal year 2004 rate is expected to be higher due to a relatively large amount of non-deductible expenses in the United States related to the Transactions.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Sales and operating revenue of $274,618,000 increased $7,648,000, or 2.9%, in 2003 from the $266,970,000 reported in 2002. A change in the U.S. dollar value of our foreign entity functional currencies increased year 2003 sales and operating revenue by $10,378,000. Units shipped also increased 4% in 2003 from 2002. Offsetting these increases were sales and operating revenues of operations sold or closed in 2002 of $5,791,000 and lower installation prices. Sales to the U.S. market were $161,112,000 in 2003 compared with $165,680,000 in 2002. The decrease in U.S. revenues was primarily the result of lower installation prices, and a 2% decrease in units shipped. Sales and operating revenue in foreign markets were $113,506,000 in 2003 compared with $101,290,000 in 2002. Foreign sales were $12,216,000 higher in the year 2003 from the increase in the dollar value of local functional currencies and from 10% more units shipped, mostly into lower price markets. About one-half of the increased shipments resulted from the acquisition of the remaining 50% of our Egyptian joint ventures and the resulting consolidation of this operation in January 2003.

Gross profit was $59,159,000 in 2003 compared to $56,644,000 in 2002. A change in the U.S. dollar value of our foreign entity functional currencies increased year 2003 gross profit by $2,359,000. Gross profit in 2002 included $745,000 from operations sold or closed during that year. Gross profit as a percentage of sales was 21.5% in 2003 compared to 21.2% in 2002. U.S. 2003 gross profit of $31,566,000 was virtually the same as the year 2002. Foreign gross profit was $27,593,000 compared to $25,115,000 in 2002. Foreign gross profit included $2,359,000 of benefit from the changes in U.S. dollar value of foreign entity functional currency.

Selling, general and administrative (SG&A) expenses of $28,951,000 were $243,000 lower in 2003 than in 2002. The change in U.S. dollar value of foreign functional currencies increased SG&A expenses by $1,081,000. Last year's amount included $1,924,000 in operations sold or closed. The net increase was beneficially influenced by continued synergy benefits of the Serrot acquisition in 2002.

Interest expense of $2,573,000 was $342,000 lower in 2003 than in 2002. This decrease was the result of reductions of term debt throughout 2003. Interest income was $27,000 lower in 2003 than 2002. This decrease was primarily the result of lower yields on invested cash.

We recorded a gain on foreign exchange of $212,000 compared to a gain of $1,687,000 in the year 2002. The 2002 gain was primarily on Euro notes from our European subsidiaries acquired with the Serrot acquisition whose balances were lowered in 2003.

We recorded other income of $3,296,000 in 2003, primarily from gains recognized on the sale of assets acquired in the Serrot acquisition of $3,414,000. Other expenses of $1,967,000 in 2002 were from a loss of $483,000 from its equity interest in Egypt, write off of equipment held for resale in the amount of $600,000, letter of credit and loan commitment fees of $230,000 and $1,278,000 of net costs associated with the early extinguishment of debt. These 2002 expenses were offset by gains from the sale of assets of approximately $600,000.

Earnings were reduced for minority interest of $133,000 in 2003. This was the minority owners' 49% share of earnings of our Canadian joint venture.

Provision for income taxes was $10,748,000 in 2003 compared with $8,368,000 in 2002. The tax provision in both years was provided at statutory rates adjusted for permanent differences. The effective rate for 2003 was 34% compared to 39% in 2002. The 2003 lower rate included the benefits of foreign entity tax differentials created by the benefits of dividends from foreign operations, exchange losses on U.S. dollar accounts in foreign operations, and a Serrot acquisition tax settlement.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Sales and operating revenue of $266,970,000 increased $93,561,000, or 54%, in 2002 from the $173,409,000 reported in 2001. A change in the U.S. dollar value of our foreign entity functional currencies increased year 2002 sales and operating revenue by $7,708,000. Units shipped increased 52% in 2002 from 2001. Increased volume resulted from the acquisition of Serrot on February 4, 2002. Sales to the U.S. market were $165,680,000 in 2002 compared with $93,136,000 in 2001. The increased revenue was the result of a 75% increase in units shipped. Sales and operating revenue in foreign markets were $101,290,000 in 2002 compared with $80,273,000 in 2001. Foreign units shipped were up 34% in 2002 compared to 2001.

Gross profit was $56,644,000 in 2002 compared to $28,804,000 in 2001. A change in U.S. dollar value of our foreign entity functional currencies increased year 2002 gross profit by $904,000. In addition, increased gross profit resulted from more units shipped at marginal cost. On February 4, 2002, we purchased Serrot and relocated Serrot's U.S. production into GSE's U.S. plants reducing our fixed cost per unit. The spreading of GSE's fixed cost by consolidating U.S. production and improved margins in foreign locations increased gross profit margin to 21.2% of sales in 2002 from 16.6% of sales in 2001. U.S. gross profit margin was up over two percentage points. This increase was primarily due to the effects of reduced fixed costs per unit associated with the 52% increase in units shipped from consolidated production facilities. Foreign operations gross profit margin was up six percentage points. This increase was primarily due to the effects of increased product sales and improved installation margins.

Selling, general and administrative expenses of $29,194,000 were $5,104,000 higher in 2002 than in 2001. An increase of $360,000 was due to an increase in the dollar value of local foreign currencies. Our North American operations increased its costs $3,103,000 due to the addition of Serrot's U.S. business. Expenses increased $2,001,000 in our foreign operating units primarily due to the cost of operating duplicate operations acquired with the Serrot acquisition in Europe.

Expenses related to the Serrot acquisition include expenses we incurred to relocate inventory and equipment from facilities acquired from Serrot, to our locations in Houston, Texas, and Kingstree, South Carolina, certain legal and professional costs, exit costs related to the closing of the plant in Calgary, and bonuses paid for the attainment of synergy savings during 2002. For the year, we incurred $981,000 to relocate equipment, non-recurring legal and professional costs of $336,000, $700,000 for the Calgary exit costs and $1,200,000 for the synergy bonus,

Interest expense of $2,915,000 was $1,206,000 higher in 2002 than in 2001. This increase was the result of refinancing our debt to acquire Serrot, increasing available credit lines and the inclusion of $695,000 of amortization of financing cost associated with the refinancing.

Interest income was $75,000 higher in 2002 than 2001. This increase was primarily the result of interest received on notes receivable purchased with the Serrot acquisition as interest on surplus cash balances was lower.

We recorded a gain on foreign exchange of $1,687,000 compared to a loss of $243,000 in the year 2001. The gain was primarily on Euro notes from our European subsidiaries acquired with the Serrot acquisition.

We recorded other expense of $1,967,000 in 2002 compared with other income of $702,000 in 2001. We recorded a loss of $483,000 from our 50% equity interest in our Egyptian joint ventures compared to earnings of $126,000 in 2001. This loss was the result of bad debt provisions recorded in Egypt. We also wrote off $600,000 of equipment held for resale. Other expenses also included letter of credit and loan commitment fees of $230,000 and $1,278,000 of net costs associated with the early extinguishment of debt. These expenses were offset by gains from the sale of assets of approximately $600,000.

Earnings were reduced for minority interest of $316,000 in 2002. This was the minority owners' share of earnings of our Canadian joint venture acquired with Serrot.

Provision for income taxes was $8,368,000 in 2002 compared with $1,222,000 in 2001. The tax provision in both years was provided at statutory rates adjusted for permanent differences. The effective rate for 2002 was 39% compared to 47% in 2001. The higher prior year's rate was caused by our lower profit in the U.S., higher profits in Germany and the non-amortization provisions of goodwill in accordance with SFAS 142 for book purposes in 2002.

The extraordinary gain from the Serrot acquisition of $25,966,000 represents the excess of the fair value of assets acquired from Serrot of $55,820,000 over the purchase price of $11,969,000 after allocation of $17,885,000 to Serrot's long-lived assets net of their associated tax benefits under the purchase method of accounting.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

GSE's primary source of liquidity during the period ended June 30, 2004 was cash on hand and its revolving credit facility. At June 30, 2004, GSE had working capital of $52,910,000, of which $10,453,000 was cash and cash equivalents. GSE believes that it has sufficient funding from cash on hand, cash expected from future operations and financing agreements to meet its anticipated liquidity needs including anticipated requirements for working capital, capital expenditures, and debt service in 2004.

Total capitalization as of June 30, 2004 was $259,723,000, consisting of $63,233,000 in stockholders' equity, and $196,490,000 of debt.

In January 2003, we purchased the remaining 50% of our Egyptian joint ventures for a price of $3,792,000, net of acquired cash. We also agreed to purchase a second geomembrane manufacturing line, previously under lease to the joint venture, for $950,000 that was completed in the first quarter of 2004. In December 2003, we entered into an agreement to purchase real property and a manufacturing facility in Egypt for $855,000.

Our current capital expenditure budget for 2004 is $7,700,000, which includes commitments of $3,060,000 to expand or upgrade manufacturing facilities in Egypt and Thailand (including the $950,000 purchase of a second geomembrane manufacturing line). We believe the Middle East and Far East, as well as Eastern Europe are markets with growth opportunities because of population growth, increased living standards and adoption of environmental legislation. The $3,060,000 of commitments are expected to be funded with cash on hand or through local foreign borrowings.

On January 6, 2003, a judgment was entered against us in the United States District Court for the Northern District of Texas for damages arising out of the alleged patent infringement activities of Serrot conducted prior to our acquisition of Serrot. The jury in Dallas determined that Serrot had willfully infringed upon two patents held by Poly-America, L.P., one for the manufacturing process and a second patent for the smooth edge textured sheet produced on round die blown film manufacturing equipment. On August 28, 2003, the court issued an opinion and order on post trial motions, including a reduced judgment in the amount of $11,965,158, together with prejudgment interest in the sum of $3,081,050, post-judgment interest at the rate of 1.29% per annum, and taxable costs of the court. The court denied the request of Poly-America, L.P. for treble damages and attorneys' fees. We posted an amended $18,055,699 supersedeas appeal bond and entered into a collateral agreement with an insurance company whereby we deposited funds equal to the bond amount. The collateral agreement provides for interest on the deposited funds, which interest accrues to our benefit. On September 29, 2003, we filed an appeal to the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. and on December 16, 2003, filed our appeals brief. On April 1, 2004, we filed our reply brief. On July 9, 2004, the Court of Appeals heard oral arguments from the parties. On September 14, 2004, the Court of Appeals affirmed the validity of the two patents in question. However, it reversed the judgment for damages. The Court of Appeals concluded that the District Court erred in permitting Poly-America, L.P. to claim the lost profits of a related corporation and ordered that, on remand, the District Court should determine whether there are any lost profits incurred by Poly-America, L.P. due to the infringement, and if not, the proper reasonable range of royalties to which Poly-America, L.P. may be entitled. We believe that our probable incurred minimum liability is $1,600,000 (inclusive of all costs and attorney's fees), though the amount could be significantly more. The $1,600,000 minimum liability has been recorded as an adjustment to GEO Holdings' May 18, 2004 purchase price of GSE. As a result of the Court of Appeals decision, we intend to seek the release of the $18,055,699 supersedeas appeal bond.

Borrowing Arrangements

In connection with the Transactions, GSE issued $150,000,000 of 11% senior notes, due in 2012, on May 18, 2002. These notes were sold to qualified institutional buyers in reliance on Rule 144A and outside the United States in compliance with Regulation S. The notes are guaranteed by all of our existing and future direct or indirect domestic subsidiaries other than Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc.

The indenture governing the notes, among other things: (1) restricts our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (2) places certain restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (3) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of our assets. The indenture related to these notes and the new senior credit facility also contain various covenants that limit our discretion in the operation of our businesses.

On May 18, 2004, we entered into a new $65.0 million senior secured credit facility with UBS Loan Finance LLC and certain other lenders. The new senior credit facility provides a $25.0 million term loan facility and a revolving credit facility of up to $40.0 million. The revolving credit facility includes a letter of credit subfacility of $10.0 million and a swing line subfacility of $15.0 million. The term loan matures in May 2010 and the revolving credit facility matures in May 2009. The term loan facility amortizes on 24 consecutive equal quarterly installments. Borrowings bear interest, at our option, at either a base rate or LIBOR plus, in each case, an applicable interest margin. The applicable interest margin for the term loan is 2.00% per annum for base rate loans or 3.00% per annum for LIBOR loans. The applicable interest margin for revolving loans is 1.75% per annum for base rate loans or 2.75% per annum for LIBOR loans. The applicable interest margins for the revolving credit facility and the term loan is adjustable by the lenders based upon a grid to be determined following the delivery of our financial statements for the fiscal quarter ending at least six months after the closing of the Transactions. We are also required to pay customary agency fees and expenses. The new senior credit facility requires prepayment with the net proceeds of certain asset sales, the net proceeds of certain issuances of debt or preferred stock, a portion of net proceeds of certain issuances of common equity, the net proceeds from casualty and condemnation events in excess of amounts applied to repair or replace such assets, and an agreed-upon percentage of our excess cash flow (subject to certain baskets).

The new senior credit facility is guaranteed by GEO Holdings and all of our existing and future direct or indirect domestic subsidiaries, but not our foreign subsidiaries or Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc., to the extent guarantees by such subsidiaries would be prohibited by applicable tax law or could result in adverse tax consequences. The new senior credit facility is secured by substantially all of our U.S. assets, and by our capital stock and the capital stock of substantially all of our domestic subsidiaries and 65% of the capital stock of substantially all of our first-tier foreign subsidiaries.

The new senior credit facility requires us to meet certain financial tests, including but not limited to, a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio and maximum capital expenditures. In addition, the new senior credit facility contains restrictive covenants which limits, among other things, dispositions of assets, certain business changes, certain ownership changes, mergers, acquisitions, dividends, stock repurchases and redemptions, incurrence of indebtedness, issuance of preferred stock, investments, liens, transactions with affiliates, sale and leaseback transactions, and other matters customarily restricted in such agreements. The new senior credit facility provides for customary events of default.

At June 30, 2004, GSE had five local foreign credit facilities. It had credit facilities with two German banks in the amount of EUR 5,100,000. These revolving credit facilities are secured by a corporate guarantee and bear interest at various market rates. These credit facilities are used primarily to guarantee the performance of European installation contracts and temporary working capital requirements. At June 30, 2004, GSE had EUR 2,599,000 available under these credit facilities with EUR 1,943,000 of bank guarantees outstanding and EUR 558,000 borrowed.

GSE has two credit facilities with Egyptian banks in the amount of EGP 8,817,000. These credit facilities bear interest at various market rates and are primarily for cash management purposes. At June 30, 2004, GSE had EGP 4,988,000 available under these credit facilities.

GSE has an EGP 5,000,000 term loan with an Egyptian bank, bearing interest at 14%, secured by equipment. The promissory note requires quarterly payments of EGP 417,000 plus interest on July 27, October 27, January 27, and April 27, maturing in April 2007.

GSE has a credit facility with a Canadian bank in the amount of Canadian Dollar 500,000 that bears interest at market rate, secured by all assets. At June 30, 2004, GSE had the full amount available under this line.

Sources and Uses of Cash

The sources and uses of cash for the periods ending June 30, 2004 include the combined results of operations for the predecessor company through May 17, 2004, and the successor company for the period May 18, 2004 through June 30, 2004.

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004

(in thousands)
Cash used in (provided by) in operating activities	$18,267	$18,615
Cash used in (provided by) investing activities	6,933	225,655
Cash used in (provided by) financing activities	1,451	(221,017)

Cash used in operating activities during the six months ended June 30, 2004 was $18,615,000 compared to $18,267,000 used in operating activities in the prior year.

Cash used by investing activities during the six months ended June 30, 2004 was $225,655,000, compared to $6,933,000 in the prior year. On May 18, 2004, GSE was purchased by CHS in the Transaction at a net cash cost of $221,466,000, which included $6,656,000 of associated expense, offset by $14,266,000 of cash acquired, and excluded financing cost.

Cash provided by financing activities during the six months ended June 30, 2004 was $221,017,000, compared to $1,451,000 used in the prior year. The difference is primarily the result of the proceeds from new debt and equity to consummate the Transaction, less cost of financing.(See "—Credit Facilities" above.)

Other

GSE operations are subject to seasonal fluctuation with the greatest volume of product deliveries and installations typically occurring in the summer and fall months. In particular, the GSE's operating results are most impacted in the first quarter as both product deliveries and installations are at their lowest levels due to the inclement weather experienced in the Northern Hemisphere, affecting when the installation season starts.

GSE's foreign subsidiaries routinely accept contracts in currencies different than their functional currency. The Company recognizes that such practices are subject to the risk of foreign currency fluctuations not present in U.S. operations. Foreign exchange gains and losses to date have not been material to GSE's operations as a whole.

Pricing for GSE's products and services is primarily driven by worldwide manufacturing capacity in the industry, and by raw material costs. GSE's primary raw materials, polyethylene and polypropylene, are occasionally in short supply and subject to substantial price fluctuation in response to market demand and the price of feed stocks, including natural gas. Any increase in the industry's worldwide manufacturing capacity, interruption in raw material supply or electricity supply, or abrupt raw material price increases could have an adverse effect upon GSE's operations and financial performance. Inflation has not had a significant impact on the Company's operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates estimates, including those related to bad debts, inventory obsolescence, investments, intangible assets and goodwill, income taxes, financing operations, workers' compensation insurance, pension benefits and contingent liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates used in preparing the consolidated financial statements contained herein.

We believe the following are our most critical accounting policies. GSE's senior management has discussed the development and selection of these policies and related disclosure with the audit committee. These policies require significant judgmental estimates used in the preparation of our consolidated financial statements, based on historical experience and assumptions related to certain factors including competitive market factors, worldwide manufacturing capacity in the industry, general economic conditions around the world and governmental regulation and supervision. There have been no significant changes to our critical accounting estimates during any of the periods in the three years ended December 31, 2003 or during the six months ended June 30, 2004.

Allowance For Doubtful Accounts.    We establish reserves for doubtful accounts on a case-by-case basis when it is believed that the required payment of specific amounts owed to us is unlikely to occur. We derive a majority of our revenue from sales and services to domestic and international, municipal and private companies engaged in waste management, mining, water and wastewater treatment, aquaculture and other industrial activities. We have receivables from customers in various countries. We generally do not require collateral or other security to support customer receivables. If the customers' financial condition were to deteriorate or their access to freely convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.

Warranty Reserve.    Our products carry specified limited warranties as to quality and workmanship. We established a reserve for potential warranty claims based on history of claims experience. We have no assurance that historical trends will continue and if trends are different than the estimates used, it could have an effect on our results of operations and financial position.

Revenue Recognition And Job Loss Accrual.    For products sold directly to customers, we recognize revenues when products are shipped, title and risk of loss passes to the buyer, we have no further obligation to the buyer, and collectibility is reasonably assured. For installation contracts, revenues are recognized on the percentage of completion method in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." We recognize revenue on signed contracts and approved change orders. We do not recognize revenues on claims until claims are approved in writing and collectibility of such claims are assured. Percentage of completion is measured on the percentage of costs incurred to total estimated costs for each contract. Our installation projects are reviewed for profitability on a monthly basis. When it has been determined that a project will generate a loss for us, we estimate that loss and book a reserve for the total expected loss on the job.

Goodwill Impairment.    We perform a test for impairment of goodwill annually as of October 1 as prescribed by adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles. Fair value of our reporting units is based on estimated discounted cash flows. Changes in assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, we also test for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below our carrying value.

Property, Plant And Equipment.    We determine the carrying value of property, plant and equipment based on our accounting policies, which incorporate estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage value of the asset. We review property, plant and equipment for impairment when events or changes in circumstances indicate the carrying value of such assets may be impaired. Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. The estimates, assumptions and judgments used in the application of property and equipment and asset impairment accounting policies reflect both historical experience and expectations regarding future industry conditions and operations. Using different estimates, assumptions and judgments, especially those involving the useful lives of the plants and expectations regarding future industry conditions and operations, would result in different carrying values of assets and results of operations.

Contingent Liabilities.    We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which the different facts or information becomes known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from the assumptions and estimates, revisions to the estimated reserves for contingent liabilities would be required.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. This statement eliminates the requirement under SFAS 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. This statement also amends SFAS 13 to require certain lease modifications with economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishment that do not meet the criteria for extraordinary items in APB 30. The statement is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. GSE adopted SFAS 145 effective January 1, 2003. The adoption of the statement resulted in the reclassification of the 2002 extraordinary loss on extinguishment of debt of $1,278,000 from extraordinary loss to loss on extinguishment of debt.

In July 2002, the FASB issued SFAS 146, Obligations Associated with Disposal Activities, which is effective for disposal activities initiated after December 31, 2002, with early application encouraged. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring). Under this statement, a liability for a cost associated with an exit or disposal activity would be recognized and measured at its fair value when it is incurred rather than at the date of commitment to an exit plan. Also, severance pay would be recognized over time rather than up front provided the benefit arrangement requires employees to render service beyond a minimum retention period, which would be based on the legal notification period, or if there is no such requirement, 60 days, thereby allowing a liability to be recorded over the employees' future service period. GSE adopted SFAS 146 effective with disposal activities initiated after December 31, 2002. The adoption had no effect on GSE's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires certain guarantees to be recorded at fair value and also requires a guarantor to make certain disclosures regarding guarantees. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective GSE's first quarter of 2003. The adoption had no effect on GSE's results of operations or financial position.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which requires consolidation of variable interest entities, as defined. FIN 46, as revised, is applicable to financial statements of companies that have interests in "special purpose entities", as defined, during 2003. FIN 46 is applicable to the financial statements of companies that have interest in all other types of entities, in the first quarter of 2004. However, disclosures are required currently if GSE expects to consolidate any variable interest entities. GSE does not currently believe that any material entities should be consolidated with GSE as a result of FIN 46.

In May 2003, the FASB issued Statement No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption had no effect on our results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to interest rate market risk is limited to credit facilities that bear interest at floating rates. As of June 30, 2004, there was $20.0 million outstanding under our revolving credit facilities. A change in interest rates would have no material impact on our earnings because we do not anticipate significant borrowings under these credit facilities.

We operate outside of the United States through foreign subsidiaries in Germany, England, Australia and Egypt that use a foreign currency as their functional currency. Foreign subsidiaries may enter into sales, installation or purchase contracts that are denominated in currencies different than the subsidiaries' functional currency. We recognize that our international operations are subject to the risk of foreign currency fluctuations not present in domestic operations. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute or install our products. However, currency losses from sales, installation or purchase obligations in non functional currencies have not been material to our operations as a whole.

We do financing transactions with and between our foreign subsidiaries from time to time, and foreign operations pay dividends to their U.S. parent. These transactions are normally in the currency of the lending or dividend paying entity and involve foreign currency risk.

We have generally not entered into hedging transactions to mitigate the effect of changes in currency exchange rates on our financial results.

We translate our non U.S. dollar functional currency subsidiaries into U.S. dollars each month based on the current exchange rates. Any change in the exchange rates has an impact on our consolidated financial statements. When the U.S. dollar strengthens versus the foreign currency being translated the consolidated results are negatively impacted, and when the U.S. dollar weakens versus the foreign currency our consolidated results are favorably impacted.

We routinely enter into fixed price contracts with commencement of performance dates spread throughout the year. Due to the nature of the construction business into which products are sold, we have limited contractual means of passing through resin price increases. We believe that we successfully manages this risk by:

(a)
setting expiration dates on bids,

(b)
negotiating delays in announced resin price increases,

(c)
carrying inventory to meet expected demand; and

(d)
planning and staying informed on economic factors influencing resin prices.

We do not enter into purchase contracts for the future delivery of raw materials.

Business

GENERAL

We are a leading global manufacturer, marketer and installer of a broad array of geosynthetic lining products. Geosynthetic products are used in containment systems for environmental protection and for the confinement of solids, liquids and gases in the waste management, liquid containment and mining industries. We offer a full range of high quality products, including geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles and other products. We also offer installation services, focused on large projects for key customers in the United States, the United Kingdom and Germany through an internal installation staff. We believe that our market share, broad product offering, installation capabilities, strong customer relationships, diverse end markets and global presence provide us with key competitive advantages in the geosynthetic products industry.

We believe we are the world's largest manufacturer of polyethylene sheet geomembranes and that we were responsible for a significant portion of the world's production in 2003. Our principal products, flexible geomembrane liners, are manufactured from polyethylene and polypropylene resins with chemical additives designed to resist weathering, ultraviolet degradation and chemical exposure for extended time in exposed applications. We manufacture our products at facilities located in the United States, Canada, the United Kingdom, Germany, Thailand and Egypt. These facilities are strategically located in close proximity to our customers and resin suppliers. Our products are marketed through a worldwide distribution organization made up of internal sales, independent dealers, agents and distributors. We served more than 1,000 customers in 2003, including leading waste management and mining companies, independent dealers, general contractors, agents, distributors and government agencies. In 2003, we sold more than 1 billion square feet of products to customers in more than 90 countries.

OUR HISTORY

We were founded in 1981 by Clifford Gundle in Texas with a single high density polyethylene production line. In 1986, Odyssey Partners acquired a majority ownership interest in us, and we completed an initial public offering. In 1995, we merged with SLT Environmental, Inc. and changed our name to Gundle/SLT Environmental, Inc. This merger added flat cast manufacturing capabilities in Europe and the United States and an enhanced distribution network. Our chief executive officer, Samir Badawi, joined us from SLT. We also established a manufacturing presence in the United Kingdom in 1996 by acquiring SGS Geosystems, Limited of Soham, England. We formed a joint venture with Hyma Plastic Hyma Foam Co. of Cairo, Egypt in 1997 to participate in infrastructure projects in Egypt. In 2000, we acquired a Thailand geomembrane manufacturing business from C.T. Petrochemical, establishing a manufacturing presence in Asia. We also installed a nonwoven manufacturing line in Kingstree, South Carolina in 2001. In February 2002, we purchased Serrot International, Inc., an international provider of geosynthetic lining products and services for environmental protection and other uses, from Waste Management. This acquisition strengthened our market share while providing cost savings through the consolidation of facilities. In January 2003, we purchased the shareholdings of our joint-venture partners in Hyma/GSE Manufacturing Co. and Hyma/GSE Lining Technology Co. located in Cairo, Egypt and agreed to purchase a blown-film manufacturing line. On May 18 2004, GSE merged with and into GEO Sub and became a wholly owned subsidiary of GEO Holdings, which was formed by CHS IV. CHS IV owns substantially all of the issued and outstanding stock of GEO Holdings.

COMPETITIVE STRENGTHS

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Leading Global Market Position. We are a leading global manufacturer and marketer of geosynthetic lining products. We believe we are the world's largest manufacturer of polyethylene sheet geomembrane liners and that we were responsible for a significant portion of the world's production in 2003. We believe this market share provides us with a number of competitive advantages including: (1) economies of scale in purchasing raw materials, especially polyethylene resins; (2) an ability to attract and retain larger national accounts that require more extensive production and service; and (3) an ability to leverage our fixed costs. Our market position also provides us with certain advantages over potential new entrants to the industry, given the initial investment required, the importance of long-term customer relationships and the necessity of meeting the logistical needs of customers. We expect to maintain our leading global market position for the foreseeable future, which should enhance our ability to increase sales to both existing and new customers in end markets around the world.

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Broad Product and Service Offering. We carry and install a broad line of high quality products for waste management, mining and industrial customers. We believe we offer the broadest array of geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles and other specialty products that are used in multi-product systems for waste management, liquid containment, mining and other industrial applications. We install approximately 21% of the geomembrane products we sell and believe that our ability to provide our customers with a one-stop source for geosynthetic lining solutions is a key competitive advantage in our industry.

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Diverse, Global Customer Base. We have developed long-standing relationships with large companies in the waste management and mining end markets, including Waste Management Holdings, Inc., Allied Waste Industries, Inc., Onyx Waste Services, Inc. and Minera Yanacocha, S.R.L., a subsidiary of Newmont Mining Company. In 2003, we sold our products to over 1,000 customers, including leading waste management and mining companies, independent dealers, general contractors, agents, distributors and government agencies, in a variety of end markets in over 90 countries. Our customers are supported by a highly trained global salesforce that have an average of 11 years of sales experience in the industry. Due to the technical nature of our sales, we support our salesforce with an internal group of engineers that also serve as a direct resource for our customers who require technical assistance.

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Low Cost, Global Manufacturing Capabilities. Our manufacturing facilities are strategically located in the United States, Canada, the United Kingdom, Germany, Thailand and Egypt, in close proximity to our customers and resin suppliers. Our close proximity to our customers enables us to reduce our freight costs, which is a key competitive advantage because of the size and weight of our products, and to more quickly and cost-effectively meet the product and service needs of our customers. Our close proximity to resin suppliers enables us to capitalize on regional differences in resin prices, which helps us to manage our production costs. We believe these factors, together with our operational experience, our expertise in a variety of manufacturing processes and our ability to realize economies of scale, help make us a low cost producer in our industry.

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Strong Cash Flow and Financial Performance. We believe our management team has successfully developed an operating model that has generated strong financial performance and cash flow. Our diverse customer base has provided steady sales growth, which, combined with our improving gross profit margin, which grew from 16.6% in 2001 to 21.5% in 2003, has resulted in profitability growth. In addition, management's ability to successfully integrate acquisitions, such as Serrot International, Inc. in February 2002, has provided us with increased scale and the ability to generate and maintain strong financial results and profitability. Over the last three years, we have reduced our operating expense margin by 335 basis points through increased operating efficiencies, leveraging of fixed costs over an increased sales base and cost savings associated with the Serrot acquisition. As a result of these factors, from 2001 to 2003, Adjusted EBITDA grew at a compound annual growth rate of 74.7%. Furthermore, our low working capital and capital expenditure requirements have helped us to generate significant free cash flow.

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Proven Ability to Successfully Identify and Integrate Acquisitions. We have become a global leader in the geosynthetic liner industry, due in part to our ability to successfully make strategic acquisitions. Our senior management team has used a disciplined approach to identify potential acquisition candidates. Using this approach, we have successfully identified and integrated four acquisitions since 1995. Through these acquisitions, we increased market share, broadened our customer base, increased production capacity, added new products, new technologies and manufacturing processes and enhanced operational efficiencies. Most recently, our acquisition and integration of Serrot has provided us with increased scale as well as significant cost savings through consolidating facilities and streamlining operations.

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Experienced Management Team. We are led by a management team that has substantial industry experience and is dedicated to continually improving our operations and profitability. Our seven-person senior management team, led by our chief executive officer Samir Badawi, has over 70 years of combined experience in the geosynthetic products industry. Our senior management team has been responsible for developing and executing our strategy, including successfully integrating four acquisitions since 1995. The members of the senior management team hold options to acquire approximately 10% of our parent company's common stock on a fully-diluted basis.

BUSINESS STRATEGY

We are focused on maintaining our leadership position in the worldwide manufacturing and marketing of geosynthetic lining products and installation services. We are seeking to grow our business profitably through the following strategic objectives:

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Continue to be a Low-Cost Producer. We intend to maintain our position as a low-cost producer by continuing to take advantage of our global manufacturing presence and significant experience in the manufacturing and delivery of our products. We intend to continually seek to capitalize on our scale and improve operating efficiencies at our strategically located manufacturing facilities to enable us to cost-effectively meet the needs of our customers around the world.

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Enter New End Markets and Geographic Markets. We intend to pursue growth through expansion into new end markets. Our products and services have potential applications in a variety of areas outside of the scope of the traditional waste management, liquid containment and mining industries, particularly in civil engineering projects such as tunnels, roadways, parking lots and other non-building construction projects. We also intend to further penetrate geographic markets such as China and Eastern Europe, which represent significant growth opportunities.

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Increase Market Share in Existing Markets. We believe we have an opportunity to increase our market share and sales to many of our existing customers by expanding the types of products we currently sell to them and by continuing to meet their product requirements as their businesses grow. In addition, we believe there are opportunities to grow our sales with customers who currently purchase from us a percentage of their geosynthetic lining products that is less than our market share.

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Continue to Pursue Selective Acquisitions. We will continue to examine potential acquisition opportunities utilizing our disciplined approach to the evaluation and integration of acquisitions. We will seek companies that our senior management team believes will enhance our global presence, broaden our product portfolio, increase our market share and provide operational and financial benefits.

PRODUCTS

We offer a broad selection of products and services required in geosynthetic lining systems. Our products perform essential functions in a number of applications including: (1) solid waste, liquid and gas containment; (2) drainage and conveyance of liquids; and (3) corrosion protection. Our products can be used on a stand-alone basis or can be combined with each other to serve a range of applications.

Geomembrane Liners

Our principal products, flexible geomembrane liners, are synthetic polymeric lining materials that are used as barriers in geotechnical engineering applications such as lining landfills. Geomembranes are manufactured from polyethylene and polypropylene resins with chemical additives designed to resist weathering, ultraviolet degradation and chemical exposure for extended time in exposed applications. Geomembranes have a number of end market applications that allow them to meet the containment needs of a variety of industrial operations. Some of our most popular geomembranes include:

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GSE HDPE. High density polyethylene (HDPE) liners are the most widely used material for lining applications, such as landfills, tanks, and ponds. GSE HDPE liners provide chemical resistance, relative impermeability, resistance to ultraviolet light and durability under high levels of tension. The sale and installation of this product in 2003, 2002 and 2001 accounted for approximately 56%, 57% and 51% of our total sales, respectively. Our HDPE liner products come in thickness ranges from 20 to 240 mil (one mil equals 1/1000th of an inch) and seamless widths up to 34.5 feet. Liner width dictates how many seams are required during installation, and seaming represents the major technical difficulty for liner installers. The fewer the number of seams, the less labor involved, and the less testing required.

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GSE LLDPE. Linear low density polyethylene (LLDPE) liners offer greater flexibility than HDPE liners, allowing increased conformity to an uneven ground. High elongation properties allow these liners to conform to irregularities in the subgrade that may cause punctures and tears in other liners. Common applications for flexible liners include landfill caps, mining heap leach pads and floating covers.

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GSE Textured. The texturing of liners creates increased friction resistance between layers of the liner system. This texturing allows the liner system to maintain its integrity on steep slopes and under harsh conditions.

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GSE White. This patented, co-extruded, HDPE or LLDPE geomembrane liner reduces heat build-up through its ability to reflect light. By reflecting light and thereby reducing heat, the liner expands and contracts less during installation, reducing the likelihood of tears. In addition, the lower temperatures on the surface of the liner enable installers to work more effectively. The liner's reflective nature protects subgrade soils from drying out and cracking. The white surface greatly improves detection of installation damage by revealing scoring and abrasions as black marks exposed against the white surface.

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GSE Conductive. This patented, premium grade, HDPE geomembrane liner allows for easy and efficient spark testing of the installed material to detect post-installation damage and locate potential leaks. This product is used in applications that have a high risk of containment failure.

Drainage Products

Drainage products, such as geonets and geocomposites, typically are installed along with geomembranes in a liner system to keep liquids from accumulating on the liners. These drainage products provide the transmission avenues for liquid and gas collection and leak detection systems. Our drainage products consist primarily of:

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GSE HyperNet. Our geonet product consists of two sets of HDPE strands intertwined to form a channel along which fluid is conveyed for drainage. This drainage capability has traditionally been provided by thick layers of aggregates, such as sand or gravel.

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GSE FabriNet. Our geocomposite product is produced by heat bonding nonwoven geotextiles to one or both surfaces of the GSE HyperNet. The permeable textile serves as a separator and a filter, keeping soils out of the GSE HyperNet drainage layer, which allows for the product to perform its functions of transmitting liquids and gasses.

Geosynthetic Clay Liners

Geosynthetic clay liners, or GCLs, are synthetic clay liners that typically are installed as the bottom layer of a liner system. They are constructed with sodium bentonite clay as a critical component, which, when hydrated, is a highly impermeable substance and often replaces thick layers of compacted natural clay ordinarily required as a subgrade layer. We offer the following two GCLs:

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GSE GundSeal. This GCL combines HDPE liners with highly expansive sodium bentonite clay. The sodium bentonite clay is adhered directly to the liner, and serves as a support layer to the liner, with an ability to seal small punctures in the overlaying liner. GundSeal is a patented product manufactured under license.

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Bentofix® Thermal Loc. This GCL combines durable geotextile outer layers with an inner layer of low permeability sodium bentonite clay. The geotextile's thermally bonded fibers reinforce and protect the bentonite layer, providing high internal strength. The product is manufactured by our 51%-owned affiliate, Bentofix Technologies, Inc.

Nonwoven Geotextiles

Nonwoven geotextiles are polypropylene, staple fiber, nonwoven needle-punched fabrics used in environmental, civil and industrial applications. We sell our nonwoven geotextile product to customers in various end markets and use it in the production of our drainage products.

Specialty Products

We offer other polysynthetic products not included in the above categories. Examples include:

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GSE CurtainWall and GSE GundWall. These specialty products are vertical barrier systems that block the lateral migration of subsurface fluids.

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GSE StudLiner. GSE StudLiner is a studded geomembrane that protects against corrosion and deterioration of concrete structures, including tanks, pipes, drainage channels and tunnels.

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Pre-Fabricated Products. These products include pipe boots, corners, sumps, or other ancillary parts that are fit to the liner in order to reduce installation time and simplify installation.

INSTALLATION SERVICES

We provide our customers a variety of installation services. Over fifty full installation crews are available throughout the United States, and additional installation offices are maintained in Germany and the United Kingdom. Our professionals work closely with the customer, engineer and contractor to determine efficient, cost-effective and safe methods by which to install the liner system. Through both infusion wedge welding and extrusion welding, we are able to effectively integrate geomembranes and other system parts to create a continuous, seamless liner system. Through our quality assurance program, our installation personnel test all installed products for leaks along the seams and for strength of the liner under tensile stress tests.

A network of distributors and independent installers around the world also install our product. Upon request from a customer using third-party installers, we may furnish a technical supervisor to monitor installation activities and provide quality assurance.

END MARKETS AND APPLICATIONS

The following table describes the principal applications of our products for the past three years based on the sales and operating revenues for each application:

	Sales And Operating Revenue By Market Application Year Ended December 31
	2001		2002		2003
	Amount	Percentage	Amount	Percentage	Amount	Percentage

(dollars in millions)
Solid Waste Containment	$117.0	67%	$162.4	61%	$174.9	64%
Liquid Containment	23.4	14	45.8	17	43.1	16
Mining	8.8	5	14.3	5	17.4	6
Other Applications	24.2	14	44.5	17	39.2	14

Total Sales and Operating Revenue	$173.4	100%	$267.0	100%	$274.6	100%

Solid Waste Containment.    The waste management industry is our largest end market. It uses geomembranes to prevent landfill runoff from entering the surrounding environment and as caps to prevent the escape of greenhouse gases, to control odors and to limit rainwater infiltration. In the United States, growth of municipal solid waste generation has increased demand for landfill capacity. This trend has contributed to increased demand for our products, as regulations under the Resource Conservation and Recovery Act have required landfills to be equipped with a liner system. Similar legislation has been implemented in Europe, including the European Landfill Directive, which has introduced requirements for waste and landfills designed to protect the environment. Other regions, such as Asia/Pacific, represent significant growth opportunities as local governments in these regions continue to introduce regulations regarding landfill construction and performance requirements.

The primary purpose of a liner in a landfill is to protect the soil and groundwater from being contaminated. Beginning at the top of the liner system, drainage products, such as geonets or geocomposites, sit below the waste and on top of the liner in order to sweep waste water and leachate off of the liner and into a storage or treatment pond or tank. Below the drainage products, the primary geomembrane is installed as the first protection layer. While the geomembranes are relatively impermeable, secondary layers of drainage products and geomembranes are typically installed as safeguards against tears or punctures that may occur in the primary layer. The secondary layer of drainage products also serves as a leak detection system by sweeping out any fluids that penetrate the primary geomembrane. Beneath the secondary geomembrane, installers will sometimes include a layer of nonwoven geotextile that serves as a cushion to protect the liner from the ground. GCLs are typically installed as the bottom layer of the system, providing impermeability equivalent to that of thick layers of compacted natural clay.

In the United States and Europe, upon closing of the landfill, a landfill cap is installed over the top of the waste to prevent gas from the degrading waste from escaping into the atmosphere. A typical cap consists of two layers. The geomembrane liner, which is relatively impermeable to gas, forms the top layer and prevents the escape of the methane gas. A drainage product, such as geonet or geocomposite, forms the second layer and controls the flow of the gas. The geonet or geocomposite enables the methane gas to escape up to the top layer, collects the gas just below the surface, and transmits it to a storage or treatment system through a methane gas collection system.

Liquid Containment.    Geosynthetic products such as geomembranes are used in a wide variety of liquid containment and other applications in the United States and around the world. Water treatment facilities, canals, irrigation waterways, reservoirs, dams, tunnels and other civil engineering and non-building construction projects use geosynthetic products for their containment and confinement needs. Geosynthetic products are used in agricultural applications to line irrigation waterways and waste ponds and to provide protection against soil erosion and weed growth. In aquaculture construction or rehabilitation projects, geomembranes are used as liners. We believe growth across these end markets will continue to be driven by increased infrastructure spending resulting from the growth and urbanization of the world's population as well as the environmental and safety legislation that we anticipate will continue to be implemented by governments and regulatory agencies around the world.

Mining.    The mining industry uses our products for the containment of chemicals used in mining gold, copper and phosphate. Mining activity and the use of more innovative mining techniques have resulted in the increased use of geosynthetic lining materials. Mining processes that utilize chemical solutions use geomembrane materials to prevent soil contamination by the leachate chemicals. Geomembranes, drainage products and geosynthetic clay liners are used to line the soil, drain the leachate and recapture and recycle the solutions along with the extracted precious metals. The size of the geosynthetic market opportunity in the mining industry is directly related to the amount of mining activity, which is driven by the world prices of precious metals and minerals such as gold and copper.

MANUFACTURING AND QUALITY CONTROL

We manufacture our products through six different processes, resulting in a broad array of products for liner systems. We use (i) round die production lines for geomembranes, (ii) flat cast production lines for geomembranes, (iii) geonet and geocomposite lines for drainage products, (iv) a GundSeal GCL line for GCLs, (v) needle-punched blanket GCL lines for GCLs, and (vi) a needle-punched nonwoven line for nonwoven geotextiles. The following table summarizes the different processes we use.

Summary of Manufacturing Processes

Manufacturing Process	Number of Active Lines (1)	Products	Description

Round Die	12	Geomembranes	Blended polymer foundation is extruded vertically from a round die through two concentric die lips, cut, flattened, and rolled onto the take-up core.
Flat Cast	3	Geomembranes	Blended polymer foundation is extruded horizontally between two flat lips and rolled onto the take-up core.
Geonet and Geocomposite	3	Drainage Products	Blended polymer formulation is extruded downward to form a net, which is cut and formed into rolls. The geocomposite is produced by attaching nonwoven geotextile to the geonet.
GundSeal GCL	1	GCLs	Geomembrane is fed through rollers and applied with a bentonite clay and adhesive mix.
Needle-punched Blanket GCL	2	GCLs	Bentonite clay is sealed between two layers of nonwoven geotextile through a stitch bonding process.
Needle-punched Nonwoven	1	Nonwoven Geotextile	Polypropylene fibers of a carded web are interlocked by repeatedly passing barbed felting needles in and out of the web.

(1)
Excludes one round die line that is currently not in service and one flat cast line being moved to Thailand, which we expect to put in service in 2004.

Our capabilities in both round die and flat cast manufacturing allow us to offer a broad geomembrane product line. With round die manufacturing, we can produce liners with multiple layers, which is necessary in the production of certain specialized products, such as GSE White. Additionally, the round die process offers co-extrusion capabilities that allow for simultaneous texturing and production of the liner. The flat cast manufacturing process allows us to precisely control the thickness of the geomembranes. In addition, we are able to produce HDPE and LLDPE geomembranes at a low cost through flat cast manufacturing.

The round die manufacturing process begins with the mixing of polyethylene resin and master batch chemical stabilizer additives in a blender. The blended polymer is forced through an extruder that feeds the polymer formulation into a round die. The die forms the polymer into a round tube and air is introduced to the inside of the tube, which causes the tube to expand. The tubular film is extruded vertically upwards through two counter-rotating rollers where the sheet is longitudinally cut, unfolded to its full width and wound onto a roll.

Our global manufacturing quality assurance program establishes quality control standards for the manufacture of geosynthetic products. Quality assurance laboratories at each facility oversee all quality control initiatives. Raw materials, such as a polyethylene resin and master batch, are subject to tests that must comply with our specifications before entering the manufacturing process. A strip is taken from every finished product and a laboratory tests the strip to ensure that it complies with product specifications. The laboratories catalog every strip in case the integrity of a product in the field is ever questioned. In addition, thickness readings are taken continuously over the length and width of the roll to check for product consistency.

PROPERTIES AND FACILITIES

We manufacture our products in nine locations around the world. At these locations are fourteen extrusion lines for producing liner products, three lines for the production of geocomposite drainage net products, one needle-punched nonwoven textile manufacturing line, three lines for the production of geosynthetic clay lining products and five texturing lines.

Following our acquisition of Serrot, we moved Serrot's United States operations to our U.S. manufacturing plants. Serrot had two manufacturing operations in Canada. We now own the 51% of Bentofix that Serrot owned, and we closed Serrot's other Canadian manufacturing operation and moved the equipment to our facility in Houston, Texas. Serrot's installation operations in the United States and Germany were combined with our installation operations in these countries.

United States.    GSE Lining Technology, Inc. conducts U.S. operations at our headquarters located on a 41.5-acre tract of GSE-owned land in an industrial park in Houston, Texas. This location has 31,400 square feet of office space in two buildings, housing administrative, sales and installation functions. We have two large manufacturing facilities servicing the U.S. and foreign markets at this location. One manufacturing facility is a 67,000 square foot building of metal skin over steel frame construction that contains seven blown film round die extrusion lines and one geocomposite drainage net line. Fabrication is housed in a 12,000 square foot facility.

The second manufacturing facility in Houston occupies 16.9 acres of GSE-owned land with 3,300 square feet of office space, and two buildings with a total of 83,000 square feet for manufacturing operations. The manufacturing buildings house a flat cast sheet-extrusion line, as well as a geocomposite drainage net line. The flat sheet extruder is considered the most precise method in the industry for manufacturing certain mil thickness of sheeting.

Another manufacturing facility is on a 55 acre tract of GSE-owned land in an industrial park in Kingstree, South Carolina. This location has 5,400 square feet of office space and 178,500 square feet for manufacturing and warehousing operations. The building of metal skin over sheet frame construction contains one 16 million pound capacity needle-punched nonwoven manufacturing line and one geocomposite drainage net line.

Our patented GundSeal products are manufactured on one production line housed in a GSE-owned 22,000 square foot building with 1,500 square feet of office space on a 15.3-acre owned tract located in Spearfish, South Dakota. The plant is located near the sources for clay (bentonite).

We own one small industrial site in Pittsburgh, Pennsylvania, from which we conduct installation services.

Canada.    We own a 51% interest in Bentofix Technologies Inc., located in Barrie, Canada. Bentofix leases 2,000 square feet of office space and 60,000 square feet for manufacturing geosynthetic clay lining products.

In September 2003, we sold an industrial site in Calgary, Canada for $2,300,000.

Germany.    GSE Lining Technology GmbH, headquartered in Hamburg, Germany, manages our European operations. This location has 6,397 square meters for manufacturing in Rechlin, Germany, on 8.2 acres owned by us. From this location, we supply our customers with products manufactured on a flat cast extrusion line, three texturing lines, and a blown film round die extrusion line. Operating at the same facility is a fabrication department involved in fabricating StudLiner sheeting products.

United Kingdom.    Our operations in the United Kingdom are carried out by our subsidiary, GSE Lining Technology Ltd., operating at a ..75 acre owned/leased facility in Soham, England, just north of London. This location has 2,500 square feet of leased office space, 11,652 square feet of leased warehouse space and 10,652 square feet of owned manufacturing facilities. Our products are manufactured on a round die extrusion line located on this site and one texturing line. Our administrative, sales, and installation service personnel are housed at this location. This facility manufacturers both polyethylene and polypropylene geomembrane products.

Egypt.    We own two Egyptian companies, Hyma/GSE Manufacturing Co. and Hyma/GSE Lining Technology Co. The manufacturing operations are located on a 1.1 acre leased site outside of Cairo, Egypt. Located on this site are two buildings totaling 34,262 square feet that house an owned flat sheet extrusion line and a leased blown film round die extrusion line. We have acquired a 20,252 square meter tract of land with 1,440 square meters of manufacturing space and 150 square meters of office space. We plan to move our Egyptian manufacturing operations to this space in 2004. The trading company operates out of a small leased facility in Nasr City, Cairo, and it sells products manufactured by the Hyma/GSE Manufacturing Co. and other GSE subsidiaries.

Thailand.    GSE Lining Technology Company Ltd. headquartered in Bangkok, Thailand, manages our Thailand operations from an owned facility on leased property. Our manufacturing facility is located in Rayong, Thailand, on 8,535 square meters of property leased by us. Because our lease for this property has not been registered with certain Thai authorities, the lease may not be enforceable. Our products are manufactured on two blown film round die extrusion lines. This company manages the representative office in the People's Republic of China.

Australia.    Our sales operation in Australia is carried out by GSE Australia Pty Ltd. operating out of leased offices located in Moorebank, New South Wales. It offers the full range of GSE geomembranes and related products.

RAW MATERIALS AND SUPPLIER RELATIONSHIPS

We have developed close relationships with a group of suppliers with whom we have a long history of doing business. Our purchases from our suppliers are based on purchase orders, rather than long-term contracts. High-grade polyethylene and polypropylene resins are the most significant raw materials we purchase, for which more than seven different suppliers are used. These resins are purchased from at least two primary suppliers at each manufacturing location. We purchased approximately 39.7% of our raw materials during 2003 from our largest supplier to take advantage of a favorable pricing relationship with that entity.

Given the size and weight of our products, managing freight costs is a significant contributor to our operating results. In the U.S. and Canada, we distribute our products from five facilities through a contractual relationship with Truckers Express. With manufacturing facilities on four continents and a global network of approved distributors, we seek to manage freight costs by reducing shipping distances and negotiating rates through local distributors.

We believe we have excellent relationships with our suppliers and, because we maintain numerous supplier relationships, are not dependent on any one supplier. In addition, we believe that alternative sources of supply for these materials are available at prices at or near those from our existing relationships.

SALES AND MARKETING

Our sales and marketing efforts are conducted on a worldwide basis and are generally coordinated by regional managers who report to Samir Badawi, our chief executive officer. These positions include one manager in the United States responsible for sales in the Americas, one manager in the United Kingdom responsible for Europe and Africa, one manager in Thailand is responsible for Asia and one manager in Egypt. These managers coordinate the efforts of approximately 40 sales and marketing professionals worldwide. Our customers are supported by a highly trained global salesforce that have an average of 11 years of sales experience in the industry. Due to the technical nature of our sales, we support our salesforce with an internal group of engineers that also serve as a direct resource for our customers' engineers who require technical assistance.

Our sales efforts generally include: (1) installation sales, consisting of products and installation services sold primarily to national accounts and general contractors, and (2) direct sales, consisting of product only (no installation services) sold primarily to non-national accounts and independent dealers. We sell primarily to general contractors and facility owners who are responsible for product specifications and the design and awarding of contracts.

We sell our products in a very competitive marketplace. Substantial quantities of our products are sold through the competitive bidding process, whether in the United States or in foreign countries. We bid directly to the general contractor or owner or to one of our independent distributors or dealers. The customers' bid proposals establish the design and performance criteria for the products. We negotiate the remainder of the contract terms where possible. In most cases, we agree to indemnify the site owner, general contractor and others for certain damages resulting from our negligence and that of our employees. When we install products, we are sometimes required to post bid and performance bonds or bank guarantees. In all cases, we provide our customers with limited material warranties on our products and limited installation warranties for our workmanship. Our limited installation warranties are typically 1 to 5 years but occasionally extend up to 20 years. Our product warranties are typically 5 years but occasionally extend up to 20 years. These limited warranties are generally limited to repair or replacement of defective liners or workmanship, often on a prorated basis, up to the dollar amount of the original contract.

In some foreign contracts, we may be required to provide the customer with specified contractual limited warranties as to material quality. Our product warranty liability in many foreign countries is dictated by local laws in addition to the warranty specified in the contracts. Several of our foreign subsidiaries sell products and installation services under competitively bid construction contracts.

We participate in trade shows, conduct industry seminars and make presentations to governmental administrators. We strive to inform engineers and regulators of the benefits of using our products. Advertisements of our products appear regularly in specialized trade publications and on our world wide web site (www.gseworld.com).

BACKLOG

As of December 31, 2003, our backlog was $40.3 million compared to $44.1 million on December 31, 2002. We anticipate that the majority of the value of construction contracts and customer purchase orders included in backlog on December 31, 2003 will be completed or filled prior to the end of 2004, subject to weather and other construction related delays. Contracts and commitments for products and services are occasionally varied, modified or cancelled by us or our customers.

ENVIRONMENTAL LEGISLATION

The enactment of numerous environmental laws and corresponding regulations has enhanced the market for our products.

In the United States, the Resource Conservation and Recovery Act of 1976, as amended (RCRA) provides the legal framework for the storage, treatment and disposal of hazardous and non-hazardous wastes. Of particular importance to us has been the impact of Subtitle D of RCRA, which regulates the disposal of municipal solid waste (MSW) at roughly 2,300 U.S. landfills. State regulations adopted under this title impose stringent compliance standards with regard to groundwater protections, which is exactly what our products are designed to provide. Subtitle D regulations specify the use of a composite liner system consisting of highly impermeable clay and a geomembrane liner. The liner must be at least 30 mils thick. In addition, amendments to RCRA require all new hazardous waste landfills to use liner systems composed of two or more liners, with leachate collection and drainage systems above and between the liners. These same amendments require double liners for surface impoundments or ponds used in the containment of certain hazardous liquids.

Also of importance to our business, the Comprehensive Environmental Response, Compensation and Liability Act (Superfund), enacted in 1980, governs cleanup of abandoned or uncontrolled hazardous waste sites. Our products are used in cleanup work at these sites. For example, the United States Environmental Protection Agency (EPA) has published a presumptive remedy requiring the use of a "liner cap" in closed MSW landfills. This liner cap is designed to prevent groundwater contamination and assist in the containment of subterranean liquid waste plumes. Our products have been installed in both applications in landfills located throughout the United States.

On February 12, 2003, the EPA issued a final rule controlling wastewater discharges from concentrated animal feeding operations (CAFOs) under the Clean Water Act. The final rule amends federal regulations concerning the management of manure from these operations, which can cause serious acute and chronic water quality problems. There are an estimated 15,500 CAFOs producing 300 million tons of waste annually. Our liners may be used by CAFOs to come into compliance with wastewater requirements under state and federal law.

In 1993, the State of Florida published regulations requiring gypsum waste generated as a by-product of phosphate mining to be stored on composite liners with a synthetic component. Our liners meet the specifications set forth in the Florida regulations.

Environmental laws and regulations in the United States, and in other countries, particularly in the European Community, Japan and the Americas have increased the demand for our products. In particular, activities that have an impact on groundwater quality have been the subject of increasing scrutiny by regulators, and may be the subject of future changes to existing laws and regulations. These activities include agricultural irrigation, animal feedlots and compounds, aquaculture facilities, industrial storm water runoff containment areas, canals, mining leach pads and tunnels.

COMPETITION

We believe that there are approximately 30 companies engaged in the production of various synthetic geomembranes worldwide. These companies offer the wide range of products identified in "Business—

Products." Our competition is not limited to those companies that manufacture polyethylene and polypropylene lining products, but encompasses companies offering polyvinyl chloride (PVC), scrim- reinforced chlorosulphonated polyethylene (Hypalon) products and ethylene propylene diene terpolymer (EPDM) geomembranes. The principal resin types used in the products sold by us are high-density polyethylene and linear low density polyethylene. We encounter competition in our other product lines in the United States with one company competing in the sale of geosynthetic clay liners. Competition is based on the performance of the lining systems, installation capabilities, quality and pricing.

EMPLOYEES

We had a total of 1,147 employees as of June 30, 2004, with 820 employed in the United States. The size of our workforce increases during peak construction periods and decreases during the off-season construction periods. None of our regular year-round employees are unionized. From time to time, however, we have entered into site-specific collective bargaining agreements with unions that apply to specific projects. We believe our employee relations are satisfactory.

PATENTS AND PROPRIETARY INFORMATION

We have received patents from the U.S. Patent and Trademark Office (US PTO) for our GSE White, GSE Conductive and GSE CurtainWall products, as well as our FrictionFlex texturing process. Some of these patents are either registered or in the process of being registered in select foreign countries. We have registered our trademark and logo ("GSE") with the US PTO and have registered this trademark in select foreign countries. We have other patents and pending applications. We manufacture GundSeal, Bentofix® and smooth-edged textured sheet pursuant to patent license agreements. Although in the aggregate our patents are important in the operation of our businesses, we do not believe the loss, by expiration or otherwise, of any one patent or group of patents would materially affect our business. See "Our business depends on intellectual property and other proprietary rights" and "—Legal Proceedings."

LEGAL PROCEEDINGS

On January 6, 2003, a judgment was entered against us in the United States District Court for the Northern District of Texas for damages arising out of the alleged patent infringement activities of Serrot International, Inc. conducted prior to our acquisition of Serrot. The jury in Dallas determined that Serrot had willfully infringed upon two patents held by Poly-America, L.P., one for the manufacturing process and a second patent for the smooth edge textured sheet produced on round die blown film manufacturing equipment. On August 28, 2003, the court issued an opinion and order on post trial motions, including a reduced judgment in the amount of $11,965,158, together with prejudgment interest in the sum of $3,081,050, post-judgment interest at the rate of 1.29% per annum, and taxable costs of the court. The court denied the request of Poly-America, L.P. for treble damages and attorneys' fees. We posted an amended $18,055,699 supersedeas appeal bond and entered into a collateral agreement with an insurance company whereby we deposited funds equal to the bond amount. The collateral agreement provides for interest on the deposited funds, which interest accrues to our benefit. On September 29, 2003, we filed an appeal to the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. and on December 16, 2003, filed our appeals brief. On April 1, 2004, we filed our reply brief. On July 9, 2004, the Court of Appeals heard oral arguments from the parties. On September 14, 2004, the Court of Appeals affirmed the validity of the two patents in question. However, it reversed the judgment for damages. The Court of Appeals concluded that the District Court erred in permitting Poly-America, L.P. to claim the lost profits of a related corporation and ordered that, on remand, the District Court should determine whether there are any lost profits incurred by Poly-America, L.P. due to the infringement, and if not, the proper reasonable range of royalties to which Poly-America, L.P. may be entitled. We believe that our probable incurred minimum liability is $1,600,000 (inclusive of all costs and attorney's fees), though the amount could be significantly more. The $1,600,000 minimum liability has been recorded as an adjustment to GEO Holdings' May 18, 2004 purchase price of GSE. As a result of the Court of Appeals decision, we intend to seek the release of the $18,055,699 supersedeas appeal bond. If the judgment is significantly more than the probable incurred minimum liability, it could have a material adverse effect on our results of operations and profitability.

GSE, GSE's directors, CHS, GEO Sub and GEO Holdings were named in one or more of three putative class action lawsuits filed in January 2004 in the Delaware Court of Chancery (Calhoun v. Gundle/SLT Environmental, Inc., et al., C.A. No. 153-N, Twist Partners LLP v. Badawi, et al., C.A. No. 150-N and Bell v. Gundle/SLT Environmental, Inc., et al., C.A. No. 169-N). These complaints alleged that GSE's directors breached their fiduciary duties by allegedly failing to auction GSE, to undertake an appropriate evaluation of GSE as a merger or acquisition candidate, to act independently to protect GSE's stockholders and to ensure that no conflicts of interest existed or that any conflicts were resolved in "the best interests of GSE's public shareholders." The complaints sought, among other relief, to rescind the Merger and to obtain unspecified damages from the defendants. On February 10, 2004, the Delaware Court of Chancery entered an order consolidating the three actions for all purposes and requiring the plaintiffs to file a consolidated amended complaint as soon as possible. The parties to the consolidated actions executed a Stipulation and Agreement of Compromise, Settlement and Release, dated May 26, 2004, which provides for dismissal of the actions, on the merits and with prejudice. At a settlement hearing on August 12, 2004, the Court: (1) certified the actions permanently as a class action; (2) approved the settlement as fair, reasonable and adequate; (3) entered the order and final judgment, inter alia, dismissing the actions as to defendants and releasing the released parties from the settled claims; and (4) granted the application of plaintiffs' counsel for an award of attorneys' fees and reimbursement of expenses in the aggregate sum of $330,000.

The Fort Worth District Office of the SEC has asked GSE about a sale of its common stock in late September 2003 by a former GSE director who is not a U.S. resident. The shares were sold through a brokerage account on which GSE's president and chief executive officer was listed as a contact person. GSE's chief executive officer did not have any beneficial or other interest in the account. GSE personnel provided certain ministerial assistance in connection with the establishment of the account and the sale of the shares. The sale was made shortly before GSE announced it would not meet earnings expectations. The chief executive officer has informed GSE that he has no reason to believe that the former director, who left the Board several years ago, possessed any non-public information at the time of sale. GSE has voluntarily produced information and documents in connection with the former director's sale, as requested by the SEC in November 2003, January 2004 and March 2004. GSE has no knowledge of any wrongdoing on the part of GSE, its affiliates, its officers or the former director and continues to cooperate fully in respect of this inquiry.

On January 14, 2004, GSE received a letter from Shire Equipment Leasing Corporation relating to litigation instituted by Wembley, Ltd., the holder of record of 4,557,143 shares of GSE's common stock and GSE's largest stockholder prior to the Merger. In the litigation, Wembley is seeking a declaratory judgment that neither Pro Air, Inc., which filed a petition under the United States Bankruptcy Code in 2000, nor Shire, Pro Air's assignee, ever acquired an ownership interest in 1.1 million of these shares. The litigation relates to Wembley's delivery to Pro Air in 1997 of a stock certificate representing the disputed shares along with an assignment of stock, or stock power, which provided that the assignment of the GSE shares was valid only if done in compliance with certain specified conditions. The parties disagree as to whether those conditions were met. The stock power was executed by Wembley's president, who was then chairman of GSE and now is also GSE's president and chief executive officer. In March 1998, Wembley's president sent a letter to GSE's stock transfer agent requesting that the agent not transfer any GSE shares held by Wembley to Pro Air. In April 1998, Pro Air asked GSE to reflect Pro Air on GSE's books as the holder of record of the disputed shares, but GSE declined to do so, informing Pro Air that it had no record of Pro Air being a GSE stockholder. In its January 2004 letter, Shire claimed that Pro Air's damages from its inability to liquidate the shares exceed $200 million and said that if Shire prevails, it will "explore all other potentially responsible parties" if Wembley, its affiliate and one of their owners are unable to satisfy a judgment. Shire further indicates that it will pursue claims against GSE if testimony reveals that GSE acted in concert with Wembley to prevent the transfer of the disputed shares. Shire also claims that it, and not Wembley, was entitled to vote the disputed shares.

GSE believes that this dispute is between Wembley and Shire. Accordingly, if a claim is asserted against GSE, GSE intends to defend itself vigorously. Wembley voted all of the GSE shares of which it was the holder of record (including the disputed shares) in favor of the Merger at the special meeting of stockholders held on May 11, 2004. Had the disputed shares not been voted in favor of the Merger, the Merger would nevertheless have been approved by the stockholders by the requisite vote.

We are involved in other litigation arising in the ordinary course of business, which in the opinion of management will not have a material adverse effect on our financial position or results of operations.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and positions of the persons who serve as our directors and executive officers are set forth below:

Name	Age	Position

Samir T. Badawi	64	President, Chief Executive Officer and Director
Roger J. Klatt	66	Executive Vice President, Treasurer, Assistant Secretary and Chief Financial Officer
Ernest C. English, Jr.	51	Vice President and General Manager of North America Operations
Gerald E. Hersh	61	Vice President and General Manager of U.S. Installation Operations
James T. Steinke	58	Vice President and General Manager of Asia/Pacific Operations
Paul A. Firrell	38	Vice President and General Manager of Europe / Middle East / Africa Operations
Daniel J. Hennessy	46	Non-executive Director, Chairman of the Board
Brian P. Simmons	44	Non-executive Director
Marcus J. George	35	Non-executive Director

Samir T. Badawi has served as Chairman of our board of directors since 1995. From 1998 to the present, he has served as our President and Chief Executive Officer. From 1993 to 1995, Mr. Badawi served as chairman of the board of directors of SLT Environmental, Inc. and financial advisor to a group of private investors. For twenty-five years prior to 1993, Mr. Badawi served as a managing partner of Ernst & Young International in the State of Bahrain, and in other capacities with Ernst & Young in the United States, Europe and the Middle East.

Roger J. Klatt has served as our Executive Vice President, Treasurer, Assistant Secretary and Chief Financial Officer since 1994. Prior to joining us, Mr. Klatt served as Vice President and Chief Financial Officer of Cabot Oil and Gas beginning in 1990. From 1988 to 1990, he served as Executive Vice President and Chief Financial Officer of Baptist Hospital and Health Systems, Inc. From 1980 to 1988, Mr. Klatt worked at Marathon Manufacturing Company as Vice President-Finance and Vice President-Treasurer. From 1965 to 1980, he worked at FMC Corporation ultimately as the Group Controller of the Petroleum Equipment Group.

Ernest C. English, Jr. has served as our Vice President and General Manager of North America Operations since 1999. From 1996 to 1999, he served as our construction controller and then corporate controller. From 1994 to 1996, Mr. English served as financial officer of Stewart & Stevenson Operations, Inc. during the merger of Creole International, Inc. into Stewart & Stevenson Operations. From 1987 to 1994, he served as Chief Financial Officer of Creole International.

Gerald E. Hersh has served as our Vice President and General Manager of U.S. Installation Operations since 2000. From 1996 to 2000, he served as our Vice President-U.S. Installation Services. From 1994 to 1996, Mr. Hersh served as Senior Vice President-Operations for Joy Environmental Technologies, Inc. From 1985 to 1994, he served as Senior Vice President-Commercial Operations for Tampella Power Corporation.

James T. Steinke has served as our Vice President and General Manager of Asia/Pacific Operations since 1999. From 1995 to 1999, he served as our Vice President-International Sales for Central and South America. From 1993 to 1995, Mr. Steinke served as our Vice President-U.S. Installation Services. From 1985 to 1993, he served in different capacities within GSE. Prior to joining us, Mr. Steinke served 21 years in the U.S. Nuclear Submarine Service.

Paul A. Firrell has served as our Vice President and General Manager of Europe/Middle East/Africa Operations since 2000. From 1996 to 2000, he served as our Managing Director, UK Operations, involved in the sales, installation, and manufacturing operations in the UK. From 1992 to 1996, Mr. Firrell owned and managed a geomembrane installation company in England that was acquired by us in 1996.

Daniel J. Hennessy will become a director and Chairman of the Board of GSE upon the completion of the Merger. Mr. Hennessy has been principally employed by CHS as a Partner since 1988 and is a founding partner. Prior to forming CHS, Mr. Hennessy was a Vice President with Citicorp Mezzanine Investments and Citicorp's Leveraged Capital Group and, before that, was employed at Continental Illinois National Bank. Mr. Hennessy is a member of the board of directors of Hunt Valve Company, Jakel Incorporated, J Richard Industries, L.P., Kranson Industries, Inc., Tharco Containers Colorado and Waddington North America, Inc.

Brian P. Simmons will become a director of GSE upon the completion of the Merger. Mr. Simmons has been principally employed by CHS as a Partner since 1988 and is a founding partner. Prior to forming CHS, Mr. Simmons was a Vice President with Citicorp's Leveraged Capital Group, and, before that, was employed by Mellon Bank. Mr. Simmons is a member of the board of directors of AMF Bowling Worldwide, Inc., Beacon Sales Acquisition Corporation, Connor Sports Flooring Corporation, MLS Holdings, Precise Technology, Inc. and Waddington North America, Inc.

Marcus J. George will become a director of GSE upon the completion of the Merger. Mr. George has been employed principally by CHS as Managing Director since 2003, a Vice President from 2000 to 2003 and an Associate from 1997 to 2000. Prior to joining CHS, Mr. George was employed by Heller Financial in the Corporate Finance Group, and, before that, was employed by KPMG Peat Marwick. Mr. George is a member of the board of directors of American Reprographics Company LLC, Beacon Sales Acquisition Corporation, J Richard Industries, L.P., KB Alloys, Inc. and Waddington North America, Inc.

All of GSE's stock is owned by GEO Holdings. The board of directors of GSE is the same as the board of directors of GEO Holdings. Except as described in this prospectus, there are no arrangements or understandings between any member of the board of directors or executive officer and any other person pursuant to which that person was elected or appointed to his or her position. See "Certain relationships and related transactions—Certain Agreements Related to the Merger—Stockholders Agreement." There are no family relationships between any of our executive officers or directors.

Our board of directors has the power to appoint officers. Each officer will hold office for the term determined by our board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

Audit Committee

GSE is not required to have a separately-designated standing Audit Committee composed of independent directors, as our securities are not listed on a national securities exchange. During the year ended December 31, 2003, our predecessor, which was required to have a separately-designated standing Audit Committee, had a formal Audit Committee composed of independent directors.

Compensation Committee

The compensation arrangements for each of our executive officers was established pursuant to the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of CHS or senior executives and each executive officer.

DIRECTOR COMPENSATION

To the extent our directors are neither our employees nor affiliated with our controlling stockholder, such directors may receive fees. All of the directors will be reimbursed for out-of-pocket expenses incurred in connection with attending all board and other committee meetings.

EXECUTIVE COMPENSATION

Summary Compensation Table.    The following table summarizes compensation awarded or paid by us during 2001, 2002 and 2003 to GSE's six most highly compensated executive officers:

Long-Term Compensation
Annual Compensation
								No. of Securities Underlying Options	All Other Compensation (1)
Name and Principal Position	Year	Salary			Bonus

Samir T. Badawi President and Chief Executive Officer	2003 2002 2001	$ $ $	412,000 400,000 368,000		$ $ $	331,660 522,306 71,000		-0- 64,000 125,000	$ $ $	32,505 21,482 23,442
Roger J. Klatt Executive Vice President and Chief Financial Officer	2003 2002 2001	$ $ $	257,500 250,000 231,000		$ $ $	148,063 233,173 43,100		-0- 30,000 55,000	$ $ $	27,682 19,632 20,438
Ernest C. English, Jr. Vice President and General Manager of North America Operations	2003 2002 2001	$ $ $	184,000 175,000 162,000		$ $ $	71,977 109,030 10,864		-0- 15,000 23,000	$ $ $	6,060 5,537 5,243
Paul A. Firrell Vice President and General Manager of Europe/Middle East/Africa Operations	2003 2002 2001	$ $ $	214,308 203,593 185,734	(2) (2) (2)	$ $ $	55,291 56,802 42,347	(2) (2) (2)	-0- 15,000 20,000	$ $ $	21,106 21,058 19,999	(2) (2) (2)
Gerald E. Hersh Vice President and General Manager of U.S. Installation Operations	2003 2002 2001	$ $ $	179,000 170,000 162,000		$ $ $	65,563 115,881 40,946		-0- 15,000 23,000	$ $ $	13,061 9,631 10,878
James T. Steinke Vice President and General Manager of Asia/Pacific Operations	2003 2002 2001	$ $ $	146,000 141,800 133,400	(3) (3) (3)	$ $ $	75,008 71,411 8,613		-0- 15,000 20,000	$ $ $	10,270 9,684 8,838

(1)
GSE paid life and disability insurance premiums for 2003, 2002 and 2001 for Mr. Badawi in the amounts of $2,772, $2,772, and $2,772; for Mr. Klatt in the amounts of $9,055, $7,908, and $8,266; for Mr. English in the amounts of $661, $565, and $493; for Mr. Firrell in the amounts of $1,518, $1,495 and $1,429, based on an exchange rate equal to 1.7859 as of December 31, 2003; for Mr. Hersh in the amounts of $2,227, $1,434, and $1,413; and for Mr. Steinke in the amounts of $4,202, $5,570, and $3,572.

GSE made contributions to retirement plans for 2003, 2002 and 2001 for Mr. Badawi in the amounts of $29,733, $18,710, and $20,670; for Mr. Klatt in the amounts of $18,627, $11,724, and $12,172; for Mr. English in the amounts of $5,399, $4,972, and $4,750; for Mr. Firrell in the amounts of $19,588, $19,563 and $18,570, based on an exchange rate equal to 1.7859 as of December 31, 2003; for Mr. Hersh in the amounts of $10,834, $8,197, and $9,465; and for Mr. Steinke in the amounts of $6,068, $5,570, and $5,265.

(2)
Based on an exchange rate equal to 1.7859 as of December 31, 2003.

(3)
Excludes foreign services payments of $29,200, $27,800 and 26,400 in 2003, 2002 and 2001, respectively.

Option Grants in Last Fiscal Year.    No options for GSE common stock were granted in fiscal year 2003 to GSE's six most highly compensated executive officers.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.    The following table provides information on the exercise of options to purchase GSE's common stock in 2003 by the executives listed above in the Summary Compensation Table and the value of unexercised in-the-money GSE options as of December 31, 2003.

			Number of Securities Underlying Unexercised Options at 12/31/03		Value of Unexercised In-The-Money Options at 12/31/03 (1)
	No. of Shares Acquired on Exercise of Options
		Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Samir T. Badawi	2,000	$9,850	427,500	32,500	$6,436,125	$313,625
Roger J. Klatt	0	0	331,000	15,000	4,688,350	144,750
Ernest C. English, Jr.	0	0	105,000	7,500	1,523,885	72,375
Paul A. Firrell	30,000	186,224	42,000	7,500	573,825	72,375
Gerald E. Hersh	10,000	43,750	111,500	7,500	1,608,760	72,375
James T. Steinke	2,000	14,750	82,500	7,500	1,154,150	72,375

(1)
Based upon the $18.50 value of GSE's common stock pursuant to the merger agreement dated December 31, 2003.

EXECUTIVE EMPLOYMENT AGREEMENTS

In connection with the Merger, the following executive officers entered into employment agreements with us: Samir T. Badawi, Ernest C. English, Jr., Gerald E. Hersh, James T. Steinke and Paul A. Firrell. Each executive's initial base salary pursuant to the new employment agreements is:

–> Samir T. Badawi	$432,000
–> Ernest C. English, Jr.	$194,000
–> Gerald E. Hersh	$189,000
–> James T. Steinke	$153,000
–> Paul A. Firrell	$241,097	(1)

(1)
Based on an exchange rate equal to 1.7859 as of December 31, 2003.

New Employment Agreement of Samir T. Badawi

Mr. Badawi's new employment agreement is for an initial three-year term with automatic one-year renewals and entitles him to certain customary benefits. Mr. Badawi is also eligible to participate in the GEO Holdings Corp. 2004 Stock Option Plan and any incentive, savings, retirement and welfare benefit plans maintained or established by us or our affiliates. We also provide Mr. Badawi with an automobile for business and personal use, and pay reasonable use and maintenance costs related to such automobile.

Under the terms of Mr. Badawi's agreement, if during the first 18 months of his new employment agreement or after a change in control, Mr. Badawi's employment is terminated by us without cause or due to his disability, or by Mr. Badawi for good reason, Mr. Badawi will be entitled to, in addition to his base salary through the date of termination:

–>
a pro rata bonus for the period through the date of termination;

–>
all benefits under our benefit plans and programs in which he participates, subject to the terms and conditions of such plans;

–>
provided that group medical benefits for Mr. Badawi and his dependents on the date of termination will be continued for a period of three years, with premiums to be paid by Mr. Badawi at the same rate paid by employees who have not been terminated; and payment in a lump sum on or within ten days following the applicable date of termination of an amount equal to the sum of (A) three times the base salary as in effect on the date of termination and (B) three times the highest bonus received in any one of the three years preceding the date of termination.

If Mr. Badawi's employment is terminated by us without cause or due to his disability, or by Mr. Badawi for good reason after the first 18 months of his employment agreement (but before a change in control), Mr. Badawi will be entitled to, in addition to his base salary through the date of termination:

–>
a pro rata bonus for the period through the date of termination;

–>
all benefits under our benefit plans and programs in which he participates, subject to the terms and conditions of such plans;

–>
provided, however, that group medical benefits for Mr. Badawi and his dependents on the date of termination will be continued for a period of 18 months, with premiums to be paid by Mr. Badawi at the same rate paid by employees who have not been terminated; and

–>
an amount, payable pro rata over a period of 18 months, equal to the sum of (A) one and one-half times the base salary as in effect on the date of termination and (B) one and one-half times the bonus paid for the immediately preceding full year.

In the event that Mr. Badawi is deemed to have received an "excess parachute payment" as defined in Section 280G(b) of the Internal Revenue Code of 1986, as amended, we will make additional payments to Mr. Badawi to set off any applicable excise taxes.

Mr. Badawi's agreement provides for a bonus for fiscal year 2004 of up to 140% of his base salary based on our (1) EBITDA target, (2) average working capital versus sales and (3) achievement of business goals, as set forth in the 2004 budget. Unless modified by our board of directors in connection with a modification of the executive bonus program generally, the bonus measures and percentages used for the 2004 bonus will be used to determine Mr. Badawi's bonuses in subsequent years.

During the term of the employment agreement and, with respect to a termination by us for cause, for a period of one year after his termination, and with respect to a termination for any other reason, during the period in which he receives severance payments from us (or in the case of a lump sum payment, the period corresponding to the amount of base salary received), Mr. Badawi is prohibited from (1) competing with us in a material part of our business, and (2) soliciting our employees, customers or suppliers.

Employment Agreement of Roger J. Klatt

Mr. Klatt, our chief financial officer, is party to an employment agreement dated March 10, 1997, as amended by a letter agreement dated June 1, 1998. Mr. Klatt's 2004 base salary is $270,000. Mr. Klatt's agreement has an initial term through December 31, 1999, which automatically extends each December 1 for one year unless terminated pursuant to its terms.

In the event of a termination by us without cause or by Mr. Klatt for good reason, Mr. Klatt is entitled to:

–>
three times the highest base salary for the current year or any of the three previous years;

–>
three times the greater of (A) the maximum bonus Mr. Klatt is eligible to receive in respect of the current year (regardless of any limitations such as performance goals) or (B) the highest bonus earned in any one of the three years preceding the date of termination or (C) 40% of base salary at termination date or (D) $100,000;

–>
an amount equal to the unvested portion of our contributions to any defined contribution plan; and

–>
medical benefits for three years (or until Mr. Klatt receives equal benefits from a new employer).

In the event that Mr. Klatt is deemed to have received an "excess parachute payment" as defined in Section 280G(b) of the Internal Revenue Code of 1986 (as amended), we will make additional payments to Mr. Klatt to set off any applicable excise taxes.

New Employment Agreements of Other Executives

The employment agreements for Messrs. English, Hersh, Steinke and Firrell have terms similar to Mr. Badawi's employment agreement. Some of the material differences include: (1) the amount of base salary and the office held, (2) severance benefits that are due if employment is terminated by us without cause or due to the executive's disability or by the executive for good reason would be paid over an 18-month period and include one and one-half times such executive's base salary, one and one-half times the average of the bonuses paid to such executive for the immediately preceding three years and 18 months of medical benefits, (3) there is no provision regarding "excess parachute payments," (4) the executives are entitled to bonuses based on our bonus program for executives generally and (5) Messrs. English and Hersh are not entitled to an automobile, while Mr. Steinke is entitled to use of an automobile and a chauffeur and Mr. Firrell is entitled to an automobile allowance.

Mr. Steinke's employment agreement further differs from Mr. Badawi's employment agreement as Mr. Steinke is entitled to the following benefits: (1) a foreign service allowance based on 20% of his base salary, (2) rent and utilities for a furnished housing unit, (3) reimbursement for reasonable costs of language training, (4) expansion of the existing accidental death and dismemberment insurance to the maximum coverage of $400,000, (5) travel accident policy coverage of up to $500,000 and (6) funds for four trips per year for interim work at our offices in Houston and for home leave.

Mr. Firrell's employment agreement further differs from Mr. Badawi's employment agreement as Mr. Firrell is entitled to the following benefits: (1) we will make annual contributions of up to ten percent (10%) of his base salary to a pension fund of his choosing until his employment terminates, (2) we will pay for the cost of private medical insurance on behalf of Mr. Firrell, his spouse and children under 21 years of age, and (3) we will provide life insurance for the term of the employment agreement with a death benefit of at least $964,386 (based on an exchange rate equal to 1.7859 as of December 31, 2003).

GEO Holdings Corp. 2004 Stock Option Plan

The GEO Holdings Corp. 2004 Stock Option Plan (the "GEO Holdings Option Plan") became effective upon the consummation of the Merger. Under the GEO Holdings Option Plan, the board of directors of GEO Holdings (or a committee thereof) may from time to time grant options to purchase common stock of GEO Holdings representing up to 8% of GEO Holdings' common stock on a fully- diluted basis immediately following the consummation of the Merger to executives or other key employees or directors of GEO Holdings and its subsidiaries. Both "nonqualified" stock options and "incentive" stock options may be granted under the GEO Holdings Option Plan with terms to be determined by the board of directors (or a committee thereof). The options to purchase GEO Holdings common stock received by certain executives in exchange for options to purchase GSE common stock on the closing date of the Merger pursuant to executive securities agreements (see "Certain relationships and related transactions—Executive Securities Agreements"), which represented approximately 10% of GEO Holdings' common stock on a fully-diluted basis immediately following the completion of the Merger, were issued under the GEO Holdings Option Plan in addition to the options that GEO Holdings may grant from time to time as described above in this paragraph.

The Merger and related transactions

THE MERGER

On May 18, 2004, GSE merged with and into GEO Sub Corp., a transitory Delaware corporation organized to effect the Merger, and become a wholly-owned subsidiary of GEO Holdings Corp. GEO Holdings is a Delaware corporation that was formed by CHS IV to acquire all of GSE's capital stock. As a result of the Merger and related financing transactions, GEO Holdings owns 100% of GSE's outstanding common stock and CHS IV, together with certain co-investors, owns 100% of the outstanding common stock of GEO Holdings. In connection with the Merger and related financing transactions, options held by certain members of GSE's senior management were exchanged for options to purchase common stock of GEO Holdings under a newly-established stock option plan.

The aggregate merger consideration was approximately $253.5 million (inclusive of fees and expenses in connection with the Merger and related financing transactions). Pursuant to the merger agreement, each share of GSE's outstanding common stock (except for certain shares held by GSE, GEO Holdings or GEO Sub or shares for which appraisal rights were properly exercised) were converted into the right to receive $18.50 in cash, without interest. Each option to purchase GSE's common stock (except for certain options held by certain members of GSE's senior management) that was outstanding and unexercised, whether vested or unvested, was converted into the right to receive an amount in cash equal to the excess of $18.50 over the exercise price of such option. Net of the exercise price that was payable to GSE from the exercise of options, the merger consideration received by GSE's stockholders and option holders was approximately $234.5 million.

We used the gross proceeds from the issuance and sale of the outstanding notes, together with the other financings described below, to consummate the Transactions and pay related fees and expenses. The following table summarizes the sources and uses of funds for the Transactions.

Amount

(in millions)
Sources of Funds
Cash (1)	$8.3
Revolving credit facility	15.0
Term loan facility	25.0
11% senior notes due 2012	150.0
CHS and management equity (2)	55.2

Total sources	$253.5

Amount

(in millions)
Uses of Funds
Merger consideration (3)	$229.1
Fees and expenses	24.4

Total uses	$253.5

(1)
Represents a portion of the GSE cash on hand.

(2)
Represents cash equity contributions.

(3)
Represents $229,076,000 paid for outstanding common stock and stock options.

FINANCING ARRANGEMENTS

To finance a portion of the Merger, we entered into a new senior credit agreement with various lenders and UBS AG, Stamford Branch, as administrative agent, under which the lenders, subject to certain conditions, provided us with new senior credit facilities in an amount up to approximately $65.0 million. The new senior credit facilities consist of (1) a senior secured revolving credit facility in the aggregate principal amount of $40.0 million and (2) a senior secured term loan in the aggregate principal amount of $25.0 million. See "Description of certain indebtedness." For more information on the various agreements that we entered into in connection with the Merger, see "Certain relationships and related transactions—Certain Agreements Relating to the Merger."

THE MERGER AGREEMENT

The merger agreement contained customary provisions, including representations and warranties and covenants with respect to the conduct of our business. Each party's obligation to complete the Merger was subject to satisfaction of a number of conditions, including:

–>
the representations and warranties of GSE, on the one hand, and GEO Holdings and GEO Sub, on the other hand, are true and correct in all material respects as of December 31, 2003 and as of the closing date of the Merger;

–>
performance or compliance by GSE, on the one hand, and GEO Holdings and GEO Sub, on the other hand, in all material respects of their respective covenants and obligations under the merger agreement at or prior to the effective time of the Merger;

–>
delivery of a certificate signed by an executive officer of GSE, on the one hand, and an executive officer of GEO Holdings, on the other hand, dated the closing date of the Merger and certifying that the closing conditions have been satisfied;

–>
the merger agreement and the Merger shall have been approved and adopted by holders of a majority of the outstanding shares of GSE's common stock;

–>
the expiration or termination of the waiting period under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

–>
receipt of all approvals or consents of any governmental entity and other third parties required to complete the Merger;

–>
GEO Sub shall have received the proceeds of the financing in the amounts necessary to complete the Merger and pay all related fees and expenses;

–>
the absence of any pending suit, action or proceeding challenging or seeking to restrain or prohibit the Merger or consummation of the transactions contemplated by the merger agreement, or seeking to obtain damages related to the Merger or consummation of the transactions contemplated by the merger agreement;

–>
the absence of any pending suit, action or proceeding seeking to prevent or limit the ownership or operation by GSE of any material portion of its business or assets;

–>
the absence of any pending suit, action or proceeding seeking to impose limitation on GEO Holdings to acquire or exercise full rights of ownership of any of GSE's common stock;

–>
receipt of title commitments and surveys for GSE's United States properties;

–>
receipt of payoff letters and lien releases from issuers of GSE's current indebtedness, with payoff penalties of no more than $800,000 owed to TransAmerica Equipment Financial Services Corp.;

–>
Samir T. Badawi, Ernest C. English, Gerald Hersh, James Steinke, Mohamed Ayoub and Paul Firrell shall have signed new employment agreements and an executive securities agreement providing for the exchange of 40% of each such executive's outstanding stock options for options of GEO Holdings;

–>
no more than 5% of the outstanding shares of GSE's common stock shall have exercised their appraisal rights under Delaware law;

–>
certain individuals holding shares in GSE's Thailand and Egyptian subsidiaries shall have signed shareholder agreements;

–>
all director option agreements shall have been surrendered for cancellation; and

–>
delivery of the opinions of GSE's outside legal counsel, on the one hand, and GEO Holdings and GEO Sub's outside counsel, on the other hand, concerning corporate status, power, authority, capitalization, enforceability of the merger agreements and no knowledge of litigation seeking to prohibit completion of the Merger.

Any or all of the conditions that were not satisfied were waivable (other than conditions that were required by law, such as approval and adoption of the merger agreement and the Merger by GSE's stockholders, certain regulatory approvals and the absence of injunctions or other legal restraint preventing the Merger).

The merger agreement included customary provisions providing for the termination of the merger agreement. All fees and expenses incurred in connection with the Merger were to be paid by the party that incurred them, whether or not the Merger was consummated. In certain circumstances GSE may have been required to pay GEO Holdings a termination fee of $7.0 million.

THE VOTING AGREEMENT

On December 31, 2003, Wembley Ltd. executed a voting agreement in which it agreed to vote "for" the approval of the merger agreement and the Merger. The shares of GSE's common stock beneficially owned by Wembley Ltd., which represent approximately 40% of the outstanding shares of GSE's common stock, were voted in favor of the Merger at the special meeting of stockholders held on May 11, 2004.

STOCK PURCHASE AGREEMENTS

Upon consummation of the Merger, GEO Holdings, CHS IV and certain co-investors entered into a stock purchase agreement providing for CHS's and the co-investors' purchase of GEO Holdings' common stock pursuant to the equity contribution in connection with the Merger (see "—The Merger"). The stock purchase agreement includes customary representations, and GEO Holdings agreed to provide CHS IV with periodic financial and other information.

Certain relationships and related transactions

CERTAIN AGREEMENTS RELATING TO THE MERGER

All outstanding stock options granted under any of GSE's equity incentive plans (other than certain options owned by management that were exchanged for options in GEO Holdings), whether vested or unvested, entitled the holder to receive, upon completion of the Merger, cash in an amount equal to the product of (1) the excess, if any, of the per share merger consideration over the per share exercise price of the option and (2) the number of shares of common stock underlying the option.

The table below sets forth the number of shares of GSE common stock owned by each of GSE's directors and executive officers, the number of shares underlying their options to purchase shares of GSE common stock, the weighted average exercise price for those options, and the aggregate cash each of GSE's officers and directors received at the closing of the Merger. In addition, the number of GSE options that were exchanged for an option to acquire common stock of GEO Holdings by certain members of our senior management has been listed.

Director or Officer	Shares of Company Common Stock	Number of Shares Underlying Options (Excluding Rollover)	Weighted Average Exercise Price of Options (Excluding Rollover)	Aggregate Cash to be Received for Options and Shares	Old Options that were Exchanged

Samir T. Badawi	34,000	276,000	$4.76	$4,420,570	184,000
Roger J. Klatt	43,067	346,000	4.53	5,629,841	—
Ernest C. English, Jr.	1,935	67,500	5.49	913,798	45,000
Paul A. Firrell	1,000	29,700	6.93	362,025	19,800
Gerald E. Hersh	17,652	71,400	3.02	1,431,497	47,600
James T. Steinke	2,116	54,000	2.80	886,796	36,000
Mohamed Ayoub	—	1,800	8.85	17,370	1,200
James R. Burke	4,000	10,000	6.26	196,425	—
Bruce Cummings	—	8,000	6.87	93,050	—
James R. Gibbs	—	8,000	6.87	93,050	—
T. William Porter	2,000	10,000	6.26	159,425	—
Edward T. Sheehan	4,000	10,000	6.26	196,425	—

Each executive that exchanged GSE options for a GEO Holdings option entered into an executive securities agreement, a stockholders agreement and an equity registration rights agreement. Pursuant to the executive securities agreement, the executives exchanged 40% of their options to purchase GSE's common stock for an option to purchase the common stock of GEO Holdings. The stockholders agreement provides restrictions on the executive's ability to vote their GEO Holdings shares on certain matters and provides certain restrictions on the executive's ability to transfer GEO Holdings securities, including a right of first refusal to GEO Holdings and CHS IV. The equity registration rights agreement provides customary "demand" and "piggyback" registration rights to certain stockholders of GEO Holdings.

Executive Securities Agreements

Each executive that exchanged GSE options for a GEO Holdings option entered into an executive securities agreement pursuant to which such executive exchanged 40% of his options to purchase GSE's common stock (the "Old Options") for an option to purchase the common stock of GEO

Holdings (the "New Option"). Each executive's Old Options were exchanged for a New Option such that the spread of the Old Options equals the spread of the New Option. Additional terms of the executive securities agreements include:

–>
expiration of New Options on the first to occur of (1) ten years after the closing of the Merger, (2) the expiration of 10 calendar days after the executive ceases to be an employee of GSE or any of its subsidiaries, if such termination is pursuant to a termination for cause or (3) a transfer of New Options in violation of the executive securities agreement;

–>
cashless exercise of New Options based on the value of the common stock of GEO Holdings underlying such New Option;

–>
mandatory repurchase of New Options by GEO Holdings or CHS IV in the event that executive is terminated by GSE for cause for a repurchase price equal to original cost;

–>
optional repurchase right of GEO Holdings or, in the event not exercised by GEO Holdings, CHS IV, for a repurchase price equal to the greater of original cost and fair market value; and

–>
transfer restrictions, subject to customary exceptions.

Stockholders Agreement

Upon consummation of the Merger, GEO Holdings, CHS IV, certain co-investors and the executives exchanging GSE options for a GEO Holdings option entered into a stockholders agreement with respect to their GEO Holdings' securities. Terms of the stockholders agreement include:

–>
initially, three GEO Holdings board members appointed by CHS IV and one board member who will be our chief executive officer, subject to CHS IV's right at all times to appoint a majority of the GEO Holdings board;

–>
transfer restrictions, subject to customary exceptions;

–>
rights of first refusal in favor of GEO Holdings, and, to the extent not exercised by GEO Holdings, CHS IV;

–>
"tag-along" rights in the event of a transfer by CHS IV, subject to certain exceptions including transfers by CHS IV to affiliates and transfers of up to 5% in the aggregate of any class of securities held by CHS IV as of the date of the consummation of the Merger to employees of, consultants to, and advisors to CHS IV, GEO Holdings or any of their affiliates;

–>
preemptive rights with respect to an offering of new securities by GEO Holdings; and

–>
"drag-along" rights in the event the board of GEO Holdings and a majority of the stockholders of GEO Holdings approve a sale of GEO Holdings, subject to certain customary exceptions.

Equity Registration Rights Agreement

GEO Holdings, CHS IV, certain co-investors and the executives exchanging GSE options for a GEO Holdings option entered into a registration rights agreement. Under the registration rights agreement, CHS IV has the ability, under certain circumstances, to cause GEO Holdings to register for resale certain equity securities held by CHS IV and to participate in registration by GEO Holdings of its equity securities. The registration rights agreement gives the executives party to the agreement the right to include certain securities among those covered in a registration.

Management Agreement with CHS Management IV LP

In connection with the Merger, we entered into a management agreement with GEO Holdings and CHS Management IV LP (a limited partnership (1) of which CHS is the general partner and (2) which is the general partner of CHS IV), or CHS Management. Pursuant to the management agreement, CHS Management provides certain financial and management consulting services to GEO Holdings and to us. In consideration of those services, we pay fees to CHS Management in an aggregate annual amount of $2.0 million, payable in equal monthly installments. We also agreed to reimburse CHS Management for its reasonable travel and other out-of-pocket expenses and pay additional transaction fees to them in the event we and/or any of our affiliates complete add-on acquisitions. We also provide customary indemnification to CHS Management. In connection with the structuring and implementation of the Merger and related financing transactions, GEO Holdings paid CHS Management fees in the aggregate amount of $5.0 million at the completion of the Merger. Under the Management Agreement, GEO Holdings paid CHS Management a fee equal to 5% of the proceeds of GEO Holdings' capital stock purchased from time to time by CHS Management or its affiliates. The management fee is subordinated to the prior payment in full of principal, interest and premium due and owing under our new senior credit facility and the indenture governing the exchange notes, but we may pay the management fee at all times except during certain events of default under our new senior credit facility or under the indenture governing the exchange notes. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted.

CERTAIN AGREEMENTS RELATING TO THE BUSINESS

Supply Commitment Agreement with Waste Management

In connection with the acquisition of Serrot, we entered into a Supply Commitment Agreement with Waste Management on February 4, 2002. The agreement terminates on December 31, 2006 and may be extended for another five-year period at Waste Management's sole option. Under the agreement, Waste Management agreed to purchase from us a minimum dollar amount of geosynthetic lining systems calculated as a percentage of its annual materials purchases and installation services purchases in North America. The percentage is reset annually depending on the level of customer service satisfaction we achieve with Waste Management's operational personnel but shall not be lower than 60%. If Waste Management fails to purchase its minimum amount in a given year, the shortfall will be carried forward to the ensuing calendar year. If a shortfall occurs in the last year of the agreement, the term of the agreement will be extended by one year, in which the minimum purchase will be the carried-forward shortfall. The causes for termination of the agreement by Waste Management include our failure to supply enough properly skilled workers or proper quality or quantity of products or if Waste Management has a reasonable doubt with respect to our ability to complete the work in accordance with the time and price specified in the agreement. We have 15 days to cure such problem before Waste Management may exercise its right to terminate the agreement.

Security ownership of certain beneficial owners and management

Gundle/SLT Environmental, Inc. is a wholly owned subsidiary of GEO Holdings. GEO Holdings was capitalized upon the completion of the Merger with approximately $60.6 million of equity capital in the form of common stock. The following table sets forth certain information with respect to the beneficial ownership of the common stock of GEO Holdings as of June 30, 2004, by (1) each person whom we know to own beneficially more than five percent of the outstanding shares of common stock of GEO Holdings; (2) each of the directors and named executive officers of GEO Holdings; and (3) all of the directors and executive officers of GEO Holdings as a group. Unless otherwise stated, each of the persons in the table has sole voting and investment power with respect to the securities beneficially owned. We have calculated beneficial ownership in accordance with the applicable rules and regulations under the Exchange Act. Percentage ownership is based on 2,985,359.757 shares of common stock outstanding as of July 31, 2004.

	Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Class

Five Percent or More Holders:
Code Hennessy & Simmons IV LP(1)	2,970,386.784	99.5%
Directors and Executive Officers:
Samir T. Badawi(2)(3)	184,000	5.8%
Roger J. Klatt(2)	0	*
Ernest C. English, Jr.(2)(4)	45,000	*
Gerald E. Hersh(2)(5)	47,600	*
James T. Steinke(2)(6)	36,000	*
Paul Firrell(2)(7)	19,800	*
Daniel J. Hennessy(8)	—	—
Brian P. Simmons(8)	—	—
Marcus J. George(8)	—	—
All directors and executive officers as a group (9 persons)(9)	332,400	10.0%

*
Less than 1%.

(1)
Code Hennessy & Simmons IV LP owns 2,965,517.404 shares of GEO Holdings. The general partner of Code Hennessy & Simmons IV LP is CHS Management IV LP, and the general partner of CHS Management IV LP, Code Hennessy & Simmons LLC is also the general partner of CHS Associates IV, which owns 4,869.380 shares of GEO Holdings. Code Hennessy & Simmons IV LP may be deemed to share beneficial ownership of the shares owned by CHS Associates IV. The address of Code Hennessy & Simmons IV LP is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(2)
The address for each of Messrs. Badawi, Klatt, English, Hersh, Steinke and Firrell is c/o Gundle/SLT Environmental, Inc., 19103 Gundle Road, Houston, Texas 77073.

(3)
Mr. Badawi has an exercisable option to acquire 184,000 shares of common stock of GEO Holdings.

(4)
Mr. English has an exercisable option to acquire 45,000 shares of common stock of GEO Holdings.

(5)
Mr. Hersh has an exercisable option to acquire 47,600 shares of common stock of GEO Holdings.

(6)
Mr. Steinke has an exercisable option to acquire 36,000 shares of common stock of GEO Holdings.

(7)
Mr. Firrell has an exercisable option to acquire 19,800 shares of common stock of GEO Holdings.

(8)
Messrs. Hennessy and Simmons are Partners, and Mr. George is a Managing Director, of Code Hennessy & Simmons LLC (CHS). CHS is the general partner of CHS Management IV LP, which is the general partner of Code Hennessy & Simmons IV LP. CHS is also the general partner of and CHS Associates IV. Messrs. Hennessy, Simmons and George may therefore be deemed to share beneficial ownership of the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV. Messrs. Hennessy, Simmons and George expressly disclaim beneficial ownership of the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV. The address of Messrs. Hennessy, Simmons and George is c/o Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(9)
Includes 332,400 shares issuable upon exercise of currently exercisable stock options.

Description of certain indebtedness

NEW SENIOR CREDIT FACILITY

In connection with the Merger, we entered into a new $65.0 million senior secured credit facility with UBS Loan Finance LLC and certain other lenders.

The new senior credit facility provides for a $25.0 million term loan facility and a revolving credit facility of up to $40.0 million. The revolving credit facility includes a letter of credit subfacility of $10.0 million and a swingline subfacility of $15.0 million. The term loan will mature in May 2010 and the revolving credit facility will mature in May 2009. The term loan facility will amortize in 24 consecutive equal quarterly installments. Borrowings bear interest, at our option, at either a base rate or LIBOR plus, in each case, an applicable interest margin. The applicable interest margin for the term loan is 2.00% per annum for base rate loans or 3.00% per annum for LIBOR loans. The applicable interest margin for revolving loans is 1.75% per annum for base rate loans or 2.75% per annum for LIBOR loans. The applicable interest margins for the revolving credit facility and the term loan will be adjustable by the lenders based upon a grid to be determined following the delivery of our financial statements for the fiscal quarter ending at least six months after the closing of the Merger. We are also required to pay customary commitment, underwriting and agency fees and expenses. The new senior credit facility is required to be prepaid with the net proceeds of certain asset sales, the net proceeds of certain issuances of debt or preferred stock, a portion of net proceeds of certain issuances of common equity, the net proceeds from casualty and condemnation events in excess of amounts applied to repair or replace such assets, and an agreed-upon percentage of our excess cash flow (subject to certain baskets).

The new senior credit facility is guaranteed by GEO Holdings and all of our existing and future direct or indirect domestic subsidiaries but not our foreign subsidiaries or Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc., to the extent guarantees by such subsidiaries would be prohibited by applicable tax law or could result in adverse tax consequences. The senior credit facility is secured by substantially all of our assets, and by our capital stock and the capital stock of substantially all of our domestic subsidiaries and 65% of the capital stock of substantially all of our first-tier foreign subsidiaries.

The new senior credit facility requires us to meet certain financial tests, including but not limited to, a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio and maximum capital expenditures. In addition, the new senior credit facility contains restrictive covenants which will limit, among other things, dispositions of assets, certain business changes, certain ownership changes, mergers, acquisitions, dividends, stock repurchases and redemptions, incurrence of indebtedness, issuance of preferred stock, investments, liens, transactions with affiliates, sale and leaseback transactions, and other matters customarily restricted in such agreements. The new senior credit facility provides for customary events of default.

OTHER INDEBTEDNESS

Our German subsidiary is party to two agreements for revolving credit facilities. One is with Commerzbank AG for up to €2.55 million ($3,110,000), and the other is with Dresdner Bank AG for up to €2.55 million ($3,110,000). These credit facilities are used primarily to guarantee the performance of European installation contracts and to provide temporary working capital requirements. We or the banks may terminate each facility with reasonable notice. Our U.S. operating subsidiary, GSE Lining Technology, Inc., has provided each of these banks with a letter undertaking to furnish the German subsidiary with funds to repay the respective facilities if the German subsidiary fails to do so. As of June 30, 2004, we had €558,000 ($680,000) borrowings outstanding and €1,104,000 ($1,346,000) of bank guarantees issued under the Commerzbank facility. As of June 30, 2004, we had no borrowings outstanding under, and €839,000 ($1,024,000) of bank guarantees issued under, the Dresdner Bank facility. Loans under the Commerzbank facility and the Dresdner Bank facility accrue interest at various market rates.

Our 51%-owned affiliate, Bentofix Technologies, Inc., is party to a revolving credit facility with Toronto-Dominion Bank for up to 500,000 Canadian dollars ($375,000). The bank may cancel the facility at any time and may demand payment of amounts outstanding under the facility at any time. Bentofix has granted the bank a security interest over substantially all of Bentofix's assets. Loans denominated in Canadian dollars accrue interest at the bank's prime rate plus 0.5% and loans denominated in United States dollars accrue interests at the bank's United States base rate plus 0.5%. As of June 30, 2004, there were no amounts outstanding under the Bentofix revolving credit facility.

One of our Egyptian subsidiaries, HYMA/GSE Manufacturing Company S.A.E., is party to two overdraft agreements with National Societe General Bank ("NSGB"), one of which provides HYMA/GSE with a credit line of up to 5,000,000 Egyptian pounds ($808,000) and one of which provides a credit line of up to 3,000,000 Egyptian pounds ($485,000). The credit lines are secured by deposits and other HYMA/GSE assets held by the bank. Amounts drawn under the 5,000,000 Egyptian pound facility accrue interest at 13.5% per year, and amounts drawn under the 3,000,000 Egyptian pound facility accrue interest at 2% over the bank's normal interest rate for deposits. The bank may terminate either line of credit at any time. Also, HYMA/GSE has a term loan with NSGB with an outstanding balance of 5,000,000 Egyptian pounds ($808,000), which is secured by equipment. The term loan accrues interest at 14% per year, is payable in 417,000 Egyptian pounds quarterly installments, plus interest, and will mature in April 2007. HYMA/GSE has another facility with another bank to provide for 817,000 Egyptian pounds of bank guarantees, all of which were issued as of June 30, 2004. All dollar equivalents in this section are based on exchange rates as of June 30, 2004.

Description of the notes

GEO Sub Corp., a Delaware corporation, issued the outstanding senior notes (the "Notes") pursuant to an indenture (the "Indenture") dated as of May 18, 2004, by and among GEO Sub Corp., as issuer, Gundle/SLT Environmental, Inc., the Guarantors party thereto, and U.S. Bank National Association, as trustee (the "Trustee"). Pursuant to the Plan and Agreement of Merger, dated as of December 31, 2003, by and among GEO Holdings Corp., a Delaware corporation, GEO Sub Corp. and Gundle/SLT Environmental, Inc., a Delaware corporation, GEO Sub Corp. was merged with and into Gundle/SLT Environmental, Inc. on May 18, 2004, with Gundle/SLT Environmental, Inc. as the surviving corporation (the "Merger"). Upon consummation of the Merger, Gundle/SLT Environmental, Inc. assumed GEO Sub Corp.'s obligations under the Indenture and its subsidiaries became Guarantors to the extent required by the Indenture. See "The merger and related transactions." Gundle/SLT Environmental, Inc. will issue the Exchange Notes (as defined in the Indenture) pursuant to the Indenture.

Any Notes that remain outstanding after the completion of the exchange offer, together with the Exchange Notes (as defined in the Indenture) issued in the exchange offer, will be treated as a single class of securities under the Indenture. Unless otherwise required by the context, references in this description to the "Notes" include the Notes issued to the initial purchases in a private transaction that was not subject to the registration requirements of the Securities Act, and the Exchange Notes, which have been registered under the Securities Act.

You can find the definitions of certain capitalized terms in this section under the subheading "—Certain Definitions." For purposes of this section, references to "the Company," "we," "our" or "us" include only Gundle/SLT Environmental, Inc. and its successors in accordance with the terms of the Indenture and, except pursuant to the terms of the Guarantees, not our Subsidiaries or the Subsidiaries of Gundle/SLT Environmental, Inc. The term "Subsidiaries" as used in this "Description of the notes" does not include Unrestricted Subsidiaries. As of the date of the Indenture, none of our Subsidiaries were Unrestricted Subsidiaries. However, under certain circumstances, we will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture.

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the form of Indenture is available from the Trustee upon request.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Notes (and the Exchange Notes issued in the exchange offer in exchange for the Notes).

BRIEF DESCRIPTION OF THE NOTES AND THE GUARANTEES

The Notes

The Notes are:

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our unsecured general senior obligations;

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ranked equal in right of payment ("pari passu") with all of our existing and future Indebtedness that is not subordinated to the Notes;

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ranked senior in right of payment to all of our existing and future Subordinated Indebtedness; and

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unconditionally guaranteed by the Guarantors on a senior basis.

The Notes were issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof.

The Notes are effectively junior to all of our and the Guarantors' existing and future secured indebtedness to the extent of the value of the assets securing such debt. In the event that our or the Guarantors' secured creditors exercise their rights with respect to our pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by such assets before any unsecured Indebtedness, including the Notes, is repaid.

As of June 30, 2004, we and the Guarantors had outstanding an aggregate of approximately $45.0 million of pari passu Indebtedness (all of which Indebtedness would have been secured), and no Subordinated Indebtedness. As of June 30, 2004, we and our Guarantors also had $17.6 million available under a revolving credit facility pursuant to the Credit Agreement, subject to compliance with specified financial covenants, which, if drawn, would constitute pari passu Indebtedness. As of June 30, 2004, $20.0 million was drawn under the revolving credit facility. In addition, as of June 30, 2004, certain of our Foreign Subsidiaries had $3.0 million of bank guarantees issued, $1.5 million of borrowings outstanding and $3.5 million available under lines of credit under which such Foreign Subsidiaries (who are not Guarantors) are borrowers, based on exchange rates as of June 30, 2004.

The Guarantees

The Notes are jointly and severally irrevocably and unconditionally guaranteed (the "Guarantees") by each of our present and future Subsidiaries (the "Guarantors"), other than Foreign Subsidiaries, Receivables Subsidiaries and Bentofix Technologies (USA), Inc. The obligations of each Guarantor under its Guarantee, however, were limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. Each Guarantee is a general unsecured obligation of the Guarantor thereof and ranks senior in right of payment to all future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee and pari passu in right of payment with all existing and future obligations of such Guarantor that are not so subordinated. See "—Certain Bankruptcy Limitations; Non-Guarantor Subsidiaries" below.

Principal, Maturity and Interest; Additional Notes

We initially issued Notes with an aggregate principal amount of $150.0 million. The Indenture provides, in addition to the $150.0 million aggregate principal amount of Notes issued on the Issue Date, for the issuance of additional Notes having identical terms and conditions to the Notes (the "Additional Notes"), subject to compliance with the terms of the Indenture, including the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Interest will accrue on the Additional Notes issued pursuant to the Indenture from and including the date of issuance of such Additional Notes. Any such Additional Notes would be treated as part of the same series of securities as the Notes and would vote together with the Holders of the Notes issued on the Issue Date as one series on all matters with respect to the Notes. All references to Notes herein includes the Additional Notes, except as stated otherwise.

The Notes will mature on May 15, 2012. The Notes bear interest at the rate per annum of 11% from the date of issuance or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 2004 (each, an "Interest Payment Date"), to the Persons in whose names such Notes are registered at the close of business on the May 1 or November 1 immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

Principal of, premium, if any, and interest (and Liquidated Damages, if any) on the Notes will be payable, and the Notes may be presented for registration of transfer or exchange, at our office or agency maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Except as set forth below, at our option, payment of interest may be made by check mailed to the holders of the Notes (the "Holders") at the addresses set forth upon our registry books. See "—Book-Entry, Delivery and Form—Same Day Settlement and Payment." No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by us, our office or agency will be the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York.

Certain Bankruptcy Limitations; Non-Guarantor Subsidiaries

We conduct a substantial part of our business through Subsidiaries, which have guaranteed or will guarantee our Obligations with respect to the Notes. We also conduct a substantial part of our business through Foreign Subsidiaries, which subsidiaries will not guarantee the Notes. In addition, we may in the future conduct part of our business through Receivables Subsidiaries, Unrestricted Subsidiaries and Bentofix Technologies (USA), Inc., which subsidiaries will not guarantee the Notes. See "Risk factors."

Holders of the Notes are direct creditors of each Guarantor by virtue of its Guarantee. Nonetheless, in the event of the bankruptcy or financial difficulty of a Guarantor, such Guarantor's obligations under its Guarantee may be subject to review and avoidance under state and federal fraudulent transfer laws. Among other things, such obligations may be avoided if a court concludes that such obligations were incurred for less than reasonably equivalent value or fair consideration at a time when the Guarantor was insolvent, was rendered insolvent, or was left with inadequate capital to conduct its business. A court would likely conclude that a Guarantor did not receive reasonably equivalent value or fair consideration to the extent that the aggregate amount of its liability on its Guarantee exceeds the economic benefits it received in the Notes offering. The obligations of each Guarantor under its Guarantee was limited in a manner intended to cause it not to be a fraudulent conveyance under applicable law, although no assurance can be given that a court would give the Holder the benefit of such provision. See "Risk Factors—Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the exchange notes."

If the obligations of a Guarantor under its Guarantee were avoided, Holders of Notes would have to look to the assets of any remaining Guarantors for payment. There can be no assurance in that event that such assets would suffice to pay the outstanding principal and interest on the Notes.

We conduct certain of our operations through our non-Guarantor Subsidiaries. Accordingly, our ability to meet our cash obligations may in part depend upon the ability of such non-Guarantor Subsidiaries and any future non-Guarantor Subsidiaries to make cash distributions to us and the Guarantors. Furthermore, any right we have or the Guarantors have to receive the assets of any such non-Guarantor Subsidiary upon such non-Guarantor Subsidiary's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such non-Guarantor Subsidiary's creditors (including trade creditors) and holders of its preferred stock, except to the extent that we or the Guarantors are recognized as creditors or preferred stockholders of such non-Guarantor Subsidiary, in which case our claims or the claims of the Guarantors would still be subordinate to any indebtedness or preferred stock of such non-Guarantor Subsidiaries. As of June 30, 2004, the total net assets of our non-Guarantor Subsidiaries were $95.9 million.

Mandatory Redemption

The Notes do not have the benefit of any sinking fund and we are not required to make any mandatory redemption payments with respect to the Notes.

Optional Redemption

Except as set forth in the second and third following paragraphs, we do not have the right to redeem any Notes prior to May 15, 2008.

At any time on or after May 15, 2008, we may redeem the Notes for cash at our option, in whole or in part, upon not less than 30 days nor more than 60 days notice to each Holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing May 15 of the years indicated below, in each case together with accrued and unpaid interest (and Liquidated Damages, if any), thereon to the date of redemption of the Notes ("Redemption Date"):

Year	Percentage

2008	105.500%
2009	102.750%
2010 and thereafter	100.000%

At any time or from time to time on or prior to May 15, 2007, upon one or more Qualified Equity Offerings, up to 35% of the aggregate principal amount of the Notes issued pursuant to the Indenture may be redeemed at our option within 90 days of the closing of any such Qualified Equity Offering, from the Net Cash Proceeds of such Qualified Equity Offering, upon not less than 30 days nor more than 60 days notice to each Holder of Notes, at a redemption price equal to 111.0% of principal, together with accrued and unpaid interest (and Liquidated Damages, if any) thereon to the Redemption Date; provided, however, that immediately following each such redemption not less than 65% of the aggregate principal amount of the Notes originally issued pursuant to the Indenture on the Issue Date remain outstanding.

In addition, at any time prior to May 15, 2008, we may redeem the Notes as a whole at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, including Liquidated Damages, if any, to the Redemption Date.

"Applicable Premium" means, with respect to the Notes at any Redemption Date, the greater of:

(1)
1.0% of the principal amount of such Notes; and

(2)
the excess of

(A)
the present value at such Redemption Date of (i) the redemption price of such Notes at May 15, 2008 (such redemption price being described under "—Optional Redemption" above) plus (ii) all accrued and unpaid interest required to be paid on such Notes through May 15, 2008, computed using a discount rate equal to the Treasury Rate plus 0.50% per annum, over

(B)
the principal amount of such Notes on such Redemption Date.

"Treasury Rate" means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Release H.15(519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) closest to the period from the Redemption Date to May 15, 2008; provided, however, that if the period from the Redemption Date to May 15, 2008, is not equal to the constant maturity of a

U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of one year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that, if the period from the Redemption Date to May 15, 2008 is less than one year, then the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

If the Redemption Date hereunder is on or after an interest record date ("Record Date") on which the Holders of record have a right to receive the corresponding interest due (and Liquidated Damages, if any) and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

The Company may acquire Notes by means other than a redemption, whether by tender offer, open market purchase, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice

In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the Redemption Date to the Holder of each Note to be redeemed to such Holder's last address as then shown upon our registry books. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless we default in the payment thereof.

Repurchase at the Option of Holders
Repurchase of Notes at the Option of the Holder Upon a Change of Control

The Indenture provides that in the event that a Change of Control has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an offer (subject only to conditions required by applicable law, if any) by us (the "Change of Control Offer"), to require us to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control, at a cash price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), together with accrued and unpaid interest (and Liquidated Damages, if any), to the Change of Control Purchase Date.

The Change of Control Offer shall be made within 20 Business Days following a Change of Control and shall remain open for at least 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, we shall promptly purchase all Notes properly tendered in response to the Change of Control Offer.

Notwithstanding the foregoing, we will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us.

On or before the Change of Control Purchase Date, we will:

(1)
accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)
deposit with the paying agent for us (the "Paying Agent") cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any) to the Change of Control Purchase Date) for all Notes so tendered, and

(3)
deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by us.

We promptly will pay or cause to be paid to the Holders of Notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any) to the Change of Control Purchase Date) and the Trustee promptly will authenticate and deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be delivered promptly by us to the Holder thereof. We publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of us, and, thus, the removal of incumbent management. The phrase "all or substantially all" of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of our assets has occurred. In addition, no assurances can be given that we will be able to acquire Notes tendered upon the occurrence of a Change of Control.

Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance or compliance by any of the Guarantors with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

If the Change of Control Purchase Date hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

Sale of Assets and Subsidiary Stock

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of their property, business or assets, including by merger or consolidation (in the case of a Guarantor or one of our Subsidiaries), and including any sale or other transfer or issuance of any Equity Interests of any of our Unrestricted Subsidiaries or Subsidiaries, whether by us or one of our Subsidiaries or through the issuance, sale or transfer of Equity Interests by one of our Subsidiaries or Unrestricted Subsidiaries and including any sale and leaseback transaction (any of the foregoing, an "Asset Sale"), unless:

(1)
at least 75% of the total consideration for such Asset Sale or series of related Asset Sales consists of cash, Cash Equivalents, Related Business Assets, or a combination thereof,

(2)
with respect to any Asset Sale or related series of Asset Sales involving a conveyance, sale, transfer, assignment or other disposition of securities, property or assets with an aggregate fair market value in excess of $2.0 million, our Board of Directors determines in good faith that we receive or such Subsidiary receives, as applicable, fair market value for such Asset Sale, and

(3)
if the value of the assets being disposed of in such Asset Sale or series of Asset Sales have an aggregate fair market value (as determined in good faith by the Board of Directors) of at least $20.0 million, the Board of Directors shall have received a written opinion of a nationally recognized investment banking firm (or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation in the United States) to the effect that such Asset Sale or series of Asset Sales is fair, from a financial point of view, to the Company or such Subsidiary and the Company shall deliver a copy of such opinion to the Trustee promptly following the consummation of such Asset Sale or Asset Sales.

For purposes of (1) above, the following shall be deemed cash consideration: (a) non-Subordinated Indebtedness owed to trade creditors assumed by a transferee in connection with such Asset Sale; provided, that we are and our Subsidiaries are fully released from obligations in connection therewith; and (b) property that within 30 days of such Asset Sale is converted into cash or Cash Equivalents; provided that such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received.

The Indenture provides that within 365 days following such Asset Sale, the Net Cash Proceeds therefrom (the "Asset Sale Amount") may be:

  (a)
  invested in Related Business Assets, used to make Restricted Investments that are not prohibited by the covenant "Limitation on Restricted Payments," or used to make Permitted Investments other than those permitted by clauses (a), (b), (c), (d), (e), (f) and (g) of the definition of "Permitted Investments," or

  (b)
  used to retire (i) Purchase Money Indebtedness secured by the asset that was the subject of the Asset Sale, or (ii) Indebtedness outstanding under the Credit Agreement and to permanently reduce the amount of such Indebtedness outstanding on the Issue Date or permitted pursuant to paragraph (c) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; provided, that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount, or

  (c)
  applied to the optional redemption of the Notes in accordance with the terms of the Indenture and to the optional redemption of other Indebtedness ranking pari passu with the Notes with similar provisions requiring us to repurchase such Indebtedness with the proceeds from such Asset Sale, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding, except that, in the case of each of the provisions of clauses (a) and (b), only proceeds from an Asset Sale of assets or capital stock of a Foreign Subsidiary may be invested in or used to retire Indebtedness of a Foreign Subsidiary. Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

The accumulated Net Cash Proceeds from Asset Sales not applied as set forth in (a), (b) or (c) of the preceding paragraph shall constitute Excess Proceeds. Within 30 days after the date that the amount of Excess Proceeds exceeds $10.0 million, the Company shall apply an amount equal to the Excess Proceeds (rounded to the nearest $1,000) (the "Asset Sale Offer Amount") by making an offer to repurchase the Notes and such other pari passu Indebtedness with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (subject only to conditions required by applicable law, if any), pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding (the "Asset Sale Offer"). We will offer to purchase the Notes in the Asset Sale Offer at a purchase price of 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) of the Notes (the "Asset Sale Offer Price"), together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of payment). Each Asset Sale Offer shall remain open for a minimum of 20 Business Days and not more than 60 days following its commencement (the "Asset Sale Offer Period").

Upon expiration of the Asset Sale Offer Period, we shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest and Liquidated Damages, if any, to the purchase of all Indebtedness properly tendered in accordance with the provisions hereof (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price, together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of payment, in the case of any Notes that have been tendered, and the price required by the terms of any such other pari passu Indebtedness with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale. To the extent that the aggregate amount of Notes and such other pari passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, we may invest any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero.

Notwithstanding, and without complying with, the provisions of this covenant:

(1)
we may and our Subsidiaries may, in the ordinary course of business, (a) convey, sell, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business and (b) liquidate Cash Equivalents;

(2)
we may and our Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the covenant "Limitation on Merger, Sale or Consolidation";

(3)
we may and our Subsidiaries may sell or dispose of damaged, worn out or other obsolete personal property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of our business or the business of such Subsidiary, as applicable;

(4)
we may and our Subsidiaries may grant Liens (and permit foreclosure thereon) not prohibited by the Indenture;

(5)
we may and our Subsidiaries may make conveyances, sales, assignments or other dispositions that constitute Permitted Investments (excluding clauses (a), (b), (c), (d), (e), (f) and (g) thereof) and Restricted Payments not prohibited by the covenant "Limitation on Restricted Payments;"

(6)
our Subsidiaries may issue Equity Interests of such Subsidiary upon conversion of, or in exchange for, other outstanding securities of such Subsidiary the issuance of which was not prohibited by the Indenture;

(7)
we may and the Guarantors may convey, sell, transfer, assign or otherwise dispose of assets to us or any of the Guarantors;

(8)
we may and each of our Subsidiaries may surrender or waive contract rights or settle, release or surrender contract, tort or other litigation claims in the ordinary course of business or grant Liens (and permit foreclosure thereon) not prohibited by the Indenture;

(9)
Non-Guarantor Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to us, any of the Guarantors, or any other non-Guarantor Subsidiary;

(10)
we may, and our Subsidiaries may, sell accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivables Subsidiary for the fair market value thereof, but in any case including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, and transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction; and

(11)
we may and our Subsidiaries may, in one or a series of related transactions, sell or dispose of assets for which we or our Subsidiaries receive aggregate consideration of less than $1.0 million.

All Net Cash Proceeds from an Event of Loss shall be reinvested or used as otherwise provided above in clauses (a) or (b) of the second paragraph of this covenant.

Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, our compliance or the compliance of any of our subsidiaries with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

If the payment date in connection with an Asset Sale Offer hereunder is on or after the Record Date for an Interest Payment Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

The agreements governing our other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute an Asset Sale and including repurchases of or other prepayments in respect of the Notes. The exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of the lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing Notes. In that case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other Indebtedness. Finally, the Company's ability to pay cash to the Holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Certain Covenants

The Indenture contains certain covenants that will, among other things, restrict our ability to borrow money, pay dividends on or repurchase capital stock, make investments and sell assets or enter into mergers or consolidations. The following summary of certain covenants of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, details your rights as a Holder of the Notes.

Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

The Indenture provides that, except as set forth in this covenant, we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness), other than Permitted Indebtedness.

Notwithstanding the foregoing if:

(1)
no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence of Indebtedness and the use of the proceeds thereof, and

(2)
on the date of such incurrence (the "Incurrence Date"), (x) our Consolidated Coverage Ratio for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such incurrence of such Indebtedness and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.00 to 1.00 (the "Debt Incurrence Ratio"), and (y) our Leverage Ratio does not exceed the Applicable Leverage Ratio, then we and the Guarantors may incur such Indebtedness (including Disqualified Capital Stock).

In addition, the foregoing limitations of the first paragraph of this covenant will not prohibit:

  (a)
  our incurrence or the incurrence by any Guarantor of Purchase Money Indebtedness; provided, that

  (1)
  the aggregate amount of such Indebtedness incurred and outstanding at any time pursuant to this paragraph (a) (plus any Refinancing Indebtedness issued to retire, defease, refinance, replace or refund such Indebtedness) shall not exceed $10.0 million, and

  (2)
  in each case, such Indebtedness shall not constitute more than 100% of our cost or the cost to such Guarantor (determined in accordance with GAAP in good faith by our Board of Directors), as applicable, of the property so purchased, constructed, improved or leased;

  (b)
  our incurrence or the incurrence by any Foreign Subsidiary or any Guarantor of Indebtedness in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (b) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $20.0 million;

  (c)
  our incurrence or the incurrence by any Guarantor of Indebtedness pursuant to the Credit Agreement in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (c) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to (v) the greater of (i) $65.0 million and (ii) the sum of (A) 85% of the book value of the accounts receivable plus (B) 65% of the book value of inventory, in each of clauses (A) and (B), of the Company and the Subsidiaries, calculated on a consolidated basis and in accordance with GAAP, reduced by (w) the amount of any such Indebtedness (1) retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to clause (b) of the second paragraph of the covenant "Sale of Assets and Subsidiary Stock" or (2) assumed by a transferee in an Asset Sale, and further reduced by (x) the aggregate amount of any reduction or elimination of any commitment under any Credit Facility resulting from or relating to the formation of a Receivables Subsidiary or the consummation of any Qualified Receivables Transaction, and further reduced by (y) the aggregate amount of all mandatory principal payments and prepayments in respect of term loans thereunder (excluding any such payments to the extent refinanced at the time of payment under a replacement or refinancing thereof) actually made, and further reduced by (z) the aggregate amount of any permanent reduction or elimination of any commitment in respect of term loans or any revolving credit facility thereunder; provided, that, in no event shall the amount of Indebtedness incurred and outstanding pursuant to this clause (c) exceed $75.0 million; or

  (d)
  the incurrence by a Foreign Subsidiary of Indebtedness pursuant to the Foreign Subsidiary Credit Agreements in an aggregate principal amount incurred and outstanding at any time pursuant to this paragraph (d) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $10.0 million (or the equivalent thereof, at the time of incurrence, in the applicable foreign currency), minus the amount of any such Indebtedness (1) retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to clause (b) of the second paragraph of the covenant "Sale of Assets and Subsidiary Stock" or (2) assumed by a transferee of an Asset Sale so long as neither the Company nor such Guarantor continues to be an obligor under such Indebtedness.

Indebtedness (including Disqualified Capital Stock) of any Person which is outstanding at the time such Person becomes one of our Subsidiaries (including upon designation of any subsidiary or other Person as a Subsidiary) or is merged with or into or consolidated with us or one of our Subsidiaries shall be deemed to have been incurred at the time such Person becomes or is designated one of our Subsidiaries or is merged with or into or consolidated with us or one of our Subsidiaries as applicable.

Notwithstanding any other provision of this covenant, but only to avoid duplication, a guarantee of our Indebtedness or of the Indebtedness of a Guarantor incurred in accordance with the terms of the Indenture (other than Indebtedness incurred pursuant to clauses (a) and (d) hereof) issued at the time such Indebtedness was incurred or, if later, at the time the guarantor thereof became one of our Subsidiaries, will not constitute a separate incurrence, or amount outstanding, of Indebtedness. Upon each incurrence we may designate (and later redesignate) pursuant to which provision of this covenant any Indebtedness is being incurred and we may subdivide an amount of Indebtedness and designate (and later redesignate) more than one provision pursuant to which such amount of Indebtedness is being incurred and such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant, except as stated otherwise in the foregoing provisions.

Limitation on Restricted Payments

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis:

(1)
a Default or an Event of Default shall have occurred and be continuing,

(2)
we are not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or

(3)
the aggregate amount of all Restricted Payments made by us and our Subsidiaries, including after giving effect to such proposed Restricted Payment on and after the Issue Date, would exceed, without duplication, the sum of:

(a)
50% of our aggregate Consolidated Net Income for the period (taken as one accounting period), commencing on the first day of the first full fiscal quarter commencing after the Issue

    Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation for which our consolidated financial statements are required to be delivered to the Trustee or, if sooner, filed with the Securities and Exchange Commission (the "Commission") (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus

  (b)
  the aggregate Net Cash Proceeds received by us from a Capital Contribution or from the sale of our Qualified Capital Stock (other than (i) to one of our Subsidiaries and (ii) to the extent applied in connection with a Qualified Exchange or a Permitted Investment pursuant to clause (e) of the definition thereof or, to avoid duplication, otherwise given credit for in any provision of the following paragraph), after the Issue Date, plus

  (c)
  except in each case, in order to avoid duplication, to the extent any such payment or proceeds have been included in the calculation of Consolidated Net Income, an amount equal to the net reduction in Investments (other than returns of or from Permitted Investments) in any Person resulting from cash distributions on or cash repayments of any Investment, including payments of interest on Indebtedness, dividends, repayments of loans or advances, or other distributions or other transfers of assets, in each case to the Company or any Subsidiary or from the Net Cash Proceeds from the sale of any such Investment or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Subsidiary in such Person, including, if applicable, such Unrestricted Subsidiary, less the cost of disposition.

The foregoing clauses (2) and (3) of the immediately preceding paragraph, however, will not prohibit:

  (a)
  payments to Parent to permit Parent, and which are used by Parent, to redeem Equity Interests of Parent, or payments to redeem Equity Interests of the Company, in each case, held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) thereof, upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate cash consideration paid for all such redemptions shall not exceed in any calendar year the sum of (x) the net cash proceeds of any "key-man" life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (a), plus (y) $3.0 million (and up to $2.0 million of such $3.0 million not used in any calendar year may be carried forward to the next succeeding (but no other) calendar year); provided further, that the aggregate amount of payments pursuant to clause (y) of this clause (a) may not exceed $10.0 million in the aggregate from and after the Issue Date,

  (b)
  Management Fees, or

  (c)
  Restricted Payments pursuant to this clause (c) not to exceed $10.0 million in the aggregate from and after the Issue Date,

and clauses (1), (2) and (3) of the immediately preceding paragraph will not prohibit:

  (d)
  any dividend, distribution or other payments by any of our Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests,

  (e)
  a Qualified Exchange,

  (f)
  the payment of any dividend on Qualified Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions,

  (g)
  the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price thereof, or

  (h)
  payments to a parent entity, pursuant to this clause (h), (i) to enable the parent entity to pay Federal, state or local tax liabilities (any such payments to a parent entity, a "Tax Payment"), not to exceed the amount of any tax liabilities that would be otherwise payable by the Company and its United States subsidiaries to the appropriate taxing authorities to the extent that the parent entity has an obligation to pay such tax liabilities relating to the operations, assets, or capital of the Company or its United States subsidiaries; provided that (x) notwithstanding the foregoing, in the case of determining the amount of a Tax Payment that is permitted to be paid by the Company and any of its United States subsidiaries in respect of their consolidated Federal income tax liability, or consolidated, combined, unitary or group, state or local income tax liability, such payment shall be determined assuming that the Company is the parent company of an affiliated group (the "Company Affiliated Group") filing a consolidated Federal income tax return or consolidated, combined, unitary, or group, state or local income tax return, and that the parent entity and each such United States subsidiary is a member of the Company Affiliated Group and (y) any Tax Payments shall either be used by the parent entity to pay such tax liabilities within 90 days of the parent entity's receipt of such payment or refunded to the payee, and (ii) in an aggregate amount not to exceed $750,000 per year in order to pay legal and accounting expenses, payroll and other compensation expenses in the ordinary course of business, franchise taxes and other corporate overhead expenses in the ordinary course of business. For purposes of this clause (h), "tax liabilities" shall include any penalties and interest related to a tax liability.

The full amount of any Restricted Payment made pursuant to the foregoing clauses (a), (d), (f) or (g) (but not pursuant to clauses (b), (c), (e) or (h)) of the immediately preceding sentence, however, will be counted as Restricted Payments made for purposes of the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the first paragraph under the heading "—Limitation on Restricted Payments."

For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of our Board of Directors, unless stated otherwise, at the time made or returned, as applicable.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any of our Subsidiaries to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, us or any of our Subsidiaries, except:

(1)
restrictions imposed by the Notes or the Indenture,

(2)
restrictions imposed by applicable law,

(3)
existing restrictions on Existing Indebtedness,

(4)
restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement (including any Equity Interest) relating to any property, asset, or business acquired by us or any of our Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired,

(5)
any restriction imposed by Indebtedness incurred under the Credit Agreement or other Indebtedness incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; provided, that such restriction or requirement is no more restrictive taken as a whole than that imposed by the Credit Agreement or the Indenture and the Notes as of the Issue Date,

(6)
restrictions with respect solely to any of our Subsidiaries imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary; provided, that such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold,

(7)
restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; provided, that such restrictions relate only to the transfer of the property acquired, constructed, installed or improved with the proceeds of such Purchase Money Indebtedness,

(8)
customary provisions with respect to the disposition or distribution of assets in joint venture agreements and other similar agreements,

(9)
in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clauses (1), (3), (4) or (7) or this clause (9) of this paragraph that are not more restrictive taken as a whole than those being replaced and do not apply to any other Person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced,

(10)
restrictions contained in Indebtedness incurred by a Foreign Subsidiary in accordance with the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;" provided, that such restrictions relate only to one or more Foreign Subsidiaries, and

(11)
restrictions contained in a Purchase Money Note or Indebtedness or other contractual requirements of a Receivables Subsidiaries in connection with a Qualified Receivables Transaction; provided, that such restrictions apply only to such Receivables Subsidiary.

Notwithstanding the foregoing, (a) customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practice and (b) any asset subject to a Lien which is not prohibited to exist with respect to such asset pursuant to the terms of the Indenture may be subject to customary restrictions on the transfer or disposition thereof pursuant to such Lien.

Limitation on Layering Indebtedness

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, incur, or suffer to exist any Indebtedness that is contractually subordinate in right of payment to any of our Indebtedness or any Indebtedness of a Guarantor unless, by its terms, such Indebtedness is contractually subordinated in right of payment to the Notes or the Guarantee at least to the same extent as such Indebtedness is subordinated to such other Indebtedness of ours or such Subsidiary, as applicable.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of ours or any Subsidiary solely by virtue of being unsecured or by virtue of the fact that the holders of such Indebtedness have priority over the other holders in the collateral securing such Indebtedness held by them.

Limitation on Liens Securing Indebtedness

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the Issue Date or upon any income or profits therefrom securing any of our Indebtedness or any Indebtedness of any Guarantor, unless we provide, and cause our Subsidiaries to provide, concurrently therewith, that the Notes and the applicable Guarantees are equally and ratably so secured for so long as such other Indebtedness is secured by such Lien; provided that if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be contractually subordinate and junior to the Lien securing the Notes (and any related applicable Guarantees) with the same relative priority as such Subordinated Indebtedness shall have with respect to the Notes (and any related applicable Guarantees), and provided, further, that this clause shall not be applicable to any Liens securing any such Indebtedness which became our Indebtedness pursuant to a transaction subject to the provisions of the Indenture described below under "Limitation on Merger, Sale or Consolidation" or which constitutes Acquired Indebtedness and which in either case were in existence at the time of such transaction (unless such Indebtedness was incurred or such Lien created in connection with or in contemplation of, such transaction), so long as such Liens do not extend to or cover any of our property or assets or any property or assets of any of our Subsidiaries other than property or assets acquired in such transaction.

Limitation on Transactions with Affiliates

The Indenture provides that neither we nor any of our Subsidiaries or Unrestricted Subsidiaries will be permitted on or after the Issue Date to enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions), (1) unless it is determined that the terms of such Affiliate Transaction are fair and reasonable to us, and no less favorable to us than could have been obtained in an arm's length transaction with a non-Affiliate, and (2) if involving consideration to either party in excess of $2.5 million, unless such Affiliate Transaction(s) has been approved by a majority of the members of our Board of Directors (including a majority of members of our Board of Directors that are disinterested in such transaction, if there are any directors who are so disinterested), and (3) if involving consideration to either party in excess of $15.0 million, or $2.5 million if there are no disinterested directors for such transaction, unless, in addition we, prior to the consummation thereof, obtain a written favorable opinion as to the fairness of such transaction to us from a financial point of view from an independent investment banking firm of national reputation in the United States or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation in the United States. Within 5 days of any Affiliate Transaction(s) involving consideration to either party of $2.5 million or more, the Company shall deliver to the Trustee an Officers' Certificate addressed to the Trustee certifying that such Affiliate Transaction (or Transactions) complied with clause (1), (2), and (3), as applicable.

Limitation on Merger, Sale or Consolidation

The Indenture provides that we will not consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of our assets (such amounts to be computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons or adopt a plan of liquidation, unless:

(1)
either (a) we are the continuing entity or (b) the resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is a corporation organized under the laws of the United States, any state thereof or the

  District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the Notes and the Indenture;

(2)
no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;

(3)
unless such transaction is solely the merger of us and one of our previously existing Wholly Owned Subsidiaries which is also a Guarantor for the purpose of reincorporation into another jurisdiction and which transaction is not for the purpose of evading this provision and not in connection with any other transaction, immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting, surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" or, if not, the Debt Incurrence Ratio on a pro forma basis is at least equal to the Debt Incurrence Ratio immediately prior thereto; and

(4)
each Guarantor shall have by amendment to its Guarantee and, as applicable, the Indenture, if necessary, confirmed in writing that its Guarantee shall apply to the obligations of the Company or the surviving entity in accordance with the Notes and the Indenture.

Upon any consolidation or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made shall succeed to and (except in the case of a lease or any transfer of all or substantially all of our assets) be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and (except in the case of a lease or any transfer of all or substantially all of our assets) we shall be released from the obligations under the Notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, our interest in which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

Limitation on Lines of Business

The Indenture provides that neither we nor any of our Subsidiaries will directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of our Board of Directors, is a Related Business.

Guarantors

The Indenture provides that all of our present and future Subsidiaries (other than Foreign Subsidiaries, Receivables Subsidiaries and Bentofix Technologies (USA), Inc.) jointly and severally will guaranty all principal, premium, if any, and interest on the Notes on a senior basis. The term Subsidiary does not include Unrestricted Subsidiaries.

Notwithstanding anything herein or in the Indenture to the contrary, if any of our Subsidiaries (including Foreign Subsidiaries, Receivables Subsidiaries and Bentofix Technologies (USA), Inc.) that is not a Guarantor guarantees any of our other Indebtedness or any other Indebtedness of the Guarantors, or we or any of our Subsidiaries, individually or collectively, pledges more than 65% of the Voting Equity Interests of a Subsidiary (including Foreign Subsidiaries, Receivables Subsidiaries and Bentofix Technologies (USA), Inc.) that is not a Guarantor to a lender to secure our Indebtedness or any Indebtedness of any Guarantor, then such Subsidiary must become a Guarantor.

Release of Guarantors

The Indenture provides that no Guarantor will consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless, (1) subject to the provisions of the following paragraph and the other provisions of the Indenture, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Person shall guarantee, on a senior basis, all of such Guarantor's obligations under such Guarantor's Guarantee on the terms set forth in the Indenture; and (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing. The provisions of the covenant shall not apply to the merger of any Guarantors with and into each other or with or into us.

Upon the sale or disposition (including by merger or stock purchase) of a Guarantor (as an entirety) to an entity which is not and is not required to become a Guarantor, or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant "Limitations on Sale of Assets and Subsidiary Stock"), such Guarantor will be deemed released from its obligations under its Guarantee of the Notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any of our Indebtedness or any Indebtedness of any other of our Subsidiaries shall also terminate upon such release, sale or transfer and none of its Equity Interests are pledged for the benefit of any holder of any of our Indebtedness or any Indebtedness of any of our Subsidiaries.

Limitation on Status as Investment Company

The Indenture prohibits us and our Subsidiaries from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

Reports

The Indenture provides that, whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will deliver to the Trustee and to each Holder and to prospective purchasers of Notes identified to us at such time by an Initial Purchaser, within 5 days after we are or would have been (if we were subject to such reporting obligations) required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if we were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by our certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, from and after the consummation of the Exchange Offer unless the Commission will not accept such reports, file with the Commission the annual, quarterly and other reports which we are or would have been required to file with the Commission.

Events of Default and Remedies

The Indenture defines an "Event of Default" as:

(1)
our failure to pay any installment of interest (or Liquidated Damages, if any) on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days,

(2)
our failure to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise,

  including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price on Notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer or Asset Sale Offer, as applicable,

(3)
our failure or the failure by any of our Subsidiaries to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, except for the provisions under "Repurchase of Notes at the Option of the Holder upon a Change of Control," "Sale of Assets and Subsidiary Stock," "Limitation on Merger, Sale or Consolidation," and "Limitation on Restricted Payments," the continuance of such failure for a period of 30 days after written notice is given to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding,

(4)
certain events of bankruptcy, insolvency or reorganization in respect of us or any of our Significant Subsidiaries,

(5)
a default in our Indebtedness or the Indebtedness of any of our Subsidiaries with an aggregate amount outstanding in excess of $10.0 million (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity,

(6)
final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time rendered against us or any of our Subsidiaries and not stayed, bonded or discharged within 60 days,

(7)
any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guarantee and the Indenture) or any Guarantor denies or disaffirms its Obligations under its Guarantee, or

(8)
our failure to consummate the Merger on the Issue Date.

The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (4) above relating to us or any of our Significant Subsidiaries) then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to us (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal, determined as set forth below, and accrued interest (and Liquidated Damages, if any) thereon to be due and payable immediately. If an Event of Default specified in clause (4) above, relating to us or any of our Significant Subsidiaries occurs, all principal and accrued interest (and Liquidated Damages, if any) thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the Notes which have become due solely by such acceleration, have been cured or waived.

Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any Default, except a Default in the payment of principal of or interest on any Note not yet cured or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity.

Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

Legal Defeasance and Covenant Defeasance

The Indenture provides that we may, at our option, elect to discharge our obligations and the Guarantors' obligations with respect to the outstanding Notes ("Legal Defeasance"). If Legal Defeasance occurs, we shall be deemed to have paid and discharged all amounts owed under the Notes, and the Indenture shall cease to be of further effect as to the Notes and Guarantees, except that:

(1)
Holders will be entitled to receive timely payments for the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the Notes, from the funds deposited for that purpose (as explained below);

(2)
Our obligations will continue with respect to the issuance of temporary Notes, the registration of Notes, and the replacement of mutilated, destroyed, lost or stolen Notes;

(3)
The Trustee will retain its rights, powers, duties, and immunities, and we will retain our obligations in connection therewith; and

(4)
Other Legal Defeasance provisions of the Indenture will remain in effect.

In addition, we may, at our option and at any time, elect to cause the release of our obligations and the Guarantors' with respect to most of the covenants in the Indenture (except as described otherwise therein) ("Covenant Defeasance"). If Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events) relating to us or any Significant Subsidiary described under "Events of Default" will no longer constitute Events of Default with respect to the Notes. We may exercise Legal Defeasance regardless of whether we previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance (each, a "Defeasance"):

(1)
We must irrevocably deposit with the Trustee, in trust, for the benefit of Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in amounts that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment or any redemption date thereof, and the Trustee must have, for the benefit of Holders, a valid, perfected, exclusive security interest in the trust;

(2)
In the case of Legal Defeasance, we must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(A)
we have received from, or there has been published by the Internal Revenue Service, a ruling or

(B)
since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that Holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Defeasance had not occurred;

(3)
In the case of Covenant Defeasance, we must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that Holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Defeasance had not occurred;

(4)
No Default or Event of Default has occurred and is continuing on the date of the deposit and, in the case of Legal Defeasance, no Event of Default relating to bankruptcy or insolvency may occur at any time from the date of the deposit to the 91st calendar day thereafter;

(5)
The Defeasance has not resulted in a breach or violation of, or constituted a default under, and will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries are a party or by which we or any of our Subsidiaries are bound;

(6)
We must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by us with the intent to hinder, delay or defraud any other of our creditors; and

(7)
We must deliver to the Trustee an Officers' Certificate confirming the satisfaction of conditions in clauses (1) through (6) above, and an opinion of counsel confirming the satisfaction of the conditions in clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and (5) above.

The Defeasance will be effective on the earlier of (i) the 91st day after the deposit, and (ii) the day on which all the conditions above have been satisfied.

If the amount deposited with the Trustee to effect a Defeasance is insufficient to pay the principal of, premium, if any, and interest on the Notes when due, or if any court enters an order directing the repayment of the deposit to us or otherwise making the deposit unavailable to make payments under the Notes when due, then (so long as the insufficiency exists or the order remains in effect) our and the Guarantors' obligations under the Indenture and the Notes will be revived, and the Defeasance will be deemed not to have occurred.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes) as to all outstanding Notes when either:

  (a)
  All outstanding Notes have been delivered to the Trustee for cancellation; or

  (b)
  (1)   we have given irrevocable and unconditional notice of redemption for all of the outstanding Notes within 60 days, under the Indenture's redemption provisions, or all outstanding Notes have otherwise become due and payable, and we have irrevocably deposited or caused to be deposited with the Trustee an amount of money sufficient to pay and discharge the entire indebtedness (including all principal, premium, if any, and accrued interest (and Liquidated Damages, if any)) on all outstanding Notes,

  (2)
  we have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be,

  (3)
  the Trustee, for the benefit of the Holders of the Notes, has a valid, perfected, first priority security interest in the trust,

  (4)
  the deposit has not resulted in a breach or violation of, or constituted a default under, and will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries are a party or are otherwise bound,

  (5)
  we have paid all other amounts payable by us under the Indenture, and

  (6)
  we have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by us with intent to hinder, delay, or defraud any other of our creditors.

We must also deliver to the Trustee an Officers' Certificate and an opinion of counsel confirming the satisfaction of the conditions in clauses (3) (with respect to the validity and perfection of the security interest) and (4) above.

Amendments and Supplements

The Indenture contains provisions permitting us, the Guarantors and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, we, the Guarantors and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder affected thereby:

(1)
change the Stated Maturity on any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the city of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption at our option, on or after the Redemption Date), or after an Asset Sale or Change of Control has occurred reduce the Change of Control Purchase Price or the Asset Sale Offer Price with respect to the corresponding Asset Sale or Change of Control or alter the provisions (including the defined terms used therein) regarding our right to redeem the Notes at our option in a manner adverse to the Holders, or

(2)
reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or

(3)
modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or

(4)
cause the Notes or any Guarantee to become contractually subordinate in right of payment to any other Indebtedness.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b).

No Personal Liability of Partners, Stockholders, Officers, Directors and Employees

The Indenture provides that no direct or indirect partners, stockholder, employee, officer or director, as such, past, present or future of the Company, the Guarantors or any successor entity shall have any personal liability in respect of our obligations or the obligations of the Guarantors under the Indenture or the Notes solely by reason of his or its status as such partner, stockholder, employee, officer or director, except that this provision shall in no way limit the obligation of any Guarantor pursuant to any guarantee of the Notes.

Certain Definitions

"Acquired Indebtedness" means Indebtedness (including Disqualified Capital Stock) of any Person existing at the time such Person becomes a Subsidiary of the Company, including by designation, or is merged or consolidated into or with the Company or one of its Subsidiaries.

"Acquisition" means the purchase or other acquisition of any Person or all or substantially all the assets of any Person by any other Person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For purposes of this definition, the term "control" means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise; provided, that with respect to ownership interest in the Company and its Subsidiaries, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to possess control. Notwithstanding the foregoing, Affiliate shall not include Wholly Owned Subsidiaries.

"Applicable Leverage Ratio" means, (1) with respect to any Incurrence Date on or after the Issue Date and on or prior to May 15, 2005, 5.25 to 1.0, (2) with respect to any Incurrence Date after May 15, 2005 and on or prior to May 15, 2006, 5.00 to 1.0, (3) with respect to any Incurrence Date after May 15, 2006 and on or prior to May 15, 2007, 4.75 to 1.0, (4) with respect to any Incurrence Date after May 15, 2007 and on or prior to May 15, 2008, 4.50 to 1.0, and (5) with respect to any Incurrence Date after May 15, 2008, 4.25 to 1.0.

"Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products (a) of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (2) the sum of all such principal (or redemption) payments.

"Beneficial Owner" or "beneficial owner," for purposes of the definition of Change of Control and Affiliate, has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable.

"Board of Directors" means the board of directors of the Company or Parent, as applicable, or any committee of the board of directors authorized, with respect to any particular matter, to exercise the power of the board of directors of the Company or Parent, as applicable.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

"Capital Contribution" means any contribution to the equity of the Company from a direct or indirect parent of the Company for which no consideration other than the issuance of Qualified Capital Stock is given.

"Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

"Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not itself otherwise capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

"Cash Equivalent" means:

(1)
securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof), or

(2)
time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million, or

(3)
commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc.

and in the case of each of (1), (2), and (3) maturing within one year after the date of acquisition, or

(4)
repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above, or

(5)
investments in money market or other mutual funds, 95% of whose assets comprise securities of the types described in clauses (1) through (4) above.

"Change of Control" means: (1) Parent shall cease to own beneficially all of the Equity Interests of the Company, (2) prior to consummation of an Initial Public Offering the Permitted Holders shall cease to beneficially own, in the aggregate, a majority of the voting power of the Voting Equity Interests of Parent; or (3) following the consummation of an Initial Public Offering after the Issue Date, (A) any merger or consolidation of Parent with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of Parent or the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" (including any group that is deemed to be a "person") (other than the Permitted Holders) is or becomes the "beneficial owner," directly or indirectly, of more than 35% of the aggregate voting power of the Voting Equity Interests of the transferee(s) or surviving entity or entities, (B) any "person" (including any group that is deemed to be a "person") (other than the Permitted Holders) is or becomes the "beneficial owner," directly or indirectly, of more than 35% of the aggregate voting power of the Voting Equity Interests of Parent, (C) the Continuing Directors cease for any reason to constitute a majority of Parent's or the Company's Board of Directors then in office, (D) Parent or the Company adopts a plan of liquidation or (E) any merger or consolidation of Parent with or into another Person or the merger of another Person (other than the Permitted Holders) with or into Parent, or the sale of all or substantially all of the assets of Parent to another Person, if Parent's securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our Voting Equity Interests are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the Surviving Person or transferee that represent, immediately after such transaction, a majority of the aggregate voting power of the Voting Equity Interests of the Surviving Person or transferee. As used in this covenant, "person" (including any group that is deemed to be a "person") has the meaning given by Section 13(d) of the Exchange Act, whether or not applicable.

"Consolidation" means, with respect to the Company, the consolidation of the accounts of the Subsidiaries with those of the Company, all in accordance with GAAP; provided, that "consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary with the accounts of the Company. The term "consolidated" has a correlative meaning to the foregoing.

"Consolidated Coverage Ratio" of any Person on any date of determination (the "Transaction Date") means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such Person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such Person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of such calculation:

(1)
Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period,

(2)
transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period,

(3)
the incurrence of any Indebtedness (including issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) (other than Indebtedness incurred under any revolving credit facility) shall be assumed to have occurred on the first day of the Reference Period, and

(4)
the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

"Consolidated EBITDA" means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of

(1)
Consolidated income tax expense and any payments made to a parent entity pursuant to clause (h) of the second paragraph of the covenant described above under "Limitation on Restricted Payments,"

(2)
Consolidated depreciation and amortization expense,

(3)
Consolidated Fixed Charges,

(4)
without duplication, any other non-cash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period,

(5)
fees and expenses incurred in connection with the Merger (including the related financing transactions), substantially as described in the Offering Memorandum and

(6)
Management Fees paid,

less (i) non-cash items increasing Consolidated Net Income of such Person for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and (ii) the amount of all cash payments made by such Person or any of its Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period; provided, that consolidated income tax expense and depreciation and amortization of a Subsidiary that is a less than Wholly Owned Subsidiary shall only be added to the extent of the Equity Interest of the Company in such Subsidiary.

"Consolidated Fixed Charges" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of:

  (a)
  interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including (1) original issue discount and non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133—"Accounting for Derivative Instruments and Hedging Activities") or accruals on any Indebtedness, (2) the interest portion of all deferred payment obligations, and (3) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period,

  (b)
  the amount of dividends accrued or payable (or guaranteed) by such Person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such Person to such Person or such Person's Wholly Owned Subsidiaries and other than those paid solely in Equity Interests other than Disqualified Capital Stock), and

  (c)
  the amount of dividends accrued or payable in respect of any Disqualified Capital Stock of such Person and its Subsidiaries (other than those paid solely in Equity Interests other than Disqualified Capital Stock).

For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

"Consolidated Net Income" means, with respect to any Person for any period, the net income (or loss) of such Person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, minus an amount equal to any payments made to a parent entity pursuant to clause (h) of the second paragraph of the covenant described above under "Limitation on Restricted Payments" during such period, and adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication):

  (a)
  any payments and expenses in connection with the patent infringement litigation involving Poly-America, L.P., in an amount not to exceed the amount deposited as of the Issue Date pursuant to the Collateral Agreement, dated January 13, 2004, between the Company and Westchester Fire Insurance Company, agent, for itself and for Insurance Company of North America, Pacific Employers Insurance Company, and Indemnity Insurance Company of North America.

  (b)
  other than for purposes of calculating Consolidated Net Income pursuant to the first paragraph of the covenant described above under "Limitation on Restricted Payments," all gains or losses that are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain or loss, in each case, on an after tax basis realized from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any capital stock),

  (c)
  the net income, if positive, of any Person, other than a Consolidated Subsidiary, in which such Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Consolidated Subsidiary of such Person during such period, but in any case not in excess of such Person's pro rata share of such Person's net income for such period,

  (d)
  the net income, if positive, of any of such Person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary,

  (e)
  any goodwill impairment charges pursuant to Financial Accounting Standards Board Statement No. 142,

  (f)
  the cumulative effect of a change in accounting principles, and

  (g)
  gains and losses due solely to fluctuations in currency values and the tax effects according to GAAP.

"Consolidated Subsidiary" means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

"Continuing Director" means during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Parent or the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, including new directors designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of the assets of the Company or the Parent, if such agreement was approved by a vote of such majority of directors).

"Credit Agreement" means the credit agreement dated on or prior to the closing of the Merger, by and among the Company, certain of its Subsidiaries, certain financial institutions and UBS AG, Stamford Branch, as administrative agent, providing for (A) up to an aggregate $25.0 million term loan facility, and (B) up to an aggregate $40.0 million revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include agreements in respect of Interest Swap and Hedging Obligations initially entered into with lenders (or Affiliates thereof) party to the Credit

Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any credit agreement:

(1)
extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

(2)
adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and its Subsidiaries and their respective successors and assigns,

(3)
increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or

(4)
otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

"Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

"Disqualified Capital Stock" means with respect to any Person, (a) Equity Interests of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof by such Person or any of its Subsidiaries, in whole or in part, on or prior to 91 days following the Stated Maturity of the Notes and (b) any Equity Interests of any Subsidiary of such Person other than any common equity with no preferences, privileges, and no redemption or repayment provisions. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because the holders thereof have the right to require the Company to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that the Company may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company's purchase of the Notes as are required to be purchased pursuant to the provisions of the Indenture as described under "Repurchase at the Option of Holders."

"Equity Interests" means Capital Stock or partnership, participation or membership interests and all warrants, options or other rights to acquire Capital Stock or partnership, participation or membership interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock or partnership, participation or membership interests).

"Event of Loss" means, with respect to any property or asset, any (1) loss, destruction or damage of such property or asset or (2) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

"Exempted Affiliate Transaction" means (a) customary employee compensation arrangements approved by a majority of independent (as to such transactions) members of the Board of Directors and reasonable and customary directors fees, indemnification and similar arrangements, (b) transactions pursuant to the Executive Securities Agreements entered into in connection with the Merger that were disclosed in the Offering Memorandum, (c) dividends permitted under the terms of the covenant discussed above under "Limitation on Restricted Payments," (d) transactions solely between or among the Company and any of its Subsidiaries or solely among Subsidiaries of the Company, (e) payments to Affiliates as part of the Merger Consideration and Related Costs that were disclosed in the Offering Memorandum, (f) all sales of Qualified Capital Stock of the Company, (g) the Management Agreement and, so long as no Default or Event of Default has occurred and is continuing, any payment or transaction contemplated thereby, (h) loans and advances permitted by clause (h) of the definition of "Permitted Investments," and (i) payment of any Tax Payments that are not prohibited by the Indenture.

"Existing Indebtedness" means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date (after giving effect to the Merger and the related financing transactions, substantially as described in the Offering Memorandum), reduced to the extent such amounts are repaid, refinanced or retired.

"Foreign Subsidiary" means any Subsidiary of the Company which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.

"Foreign Subsidiary Credit Agreements" shall mean (i) the Demand Operating Facility Agreement, dated as of June 5, 2003, between The Toronto-Dominion Bank and Bentofix Technologies, Inc., (ii) the Loan Agreement, by way of confirmatory bank letter dated November 19, 2002, between Commerzbank AG and GSE Lining Technology GmbH and (iii) the Loan Agreement, by way of confirmatory bank letter dated September 28, 2001, between Deutsche Bank and GSE Lining Technology GmbH, (iv) the Overdraft Contract, dated as of June 29, 2003, between National Societe General Bank and Hyma GSE Manufacturing Company (in the amount of L.E. 5,000,000, guaranteed by commercial papers) and (v) the Overdraft Contract, dated as of June 29, 2003, between National Societe General Bank and Hyma GSE Manufacturing Company (in the amount of L.E. 10,000,000, guaranteed by time deposits), in each case, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Foreign Subsidiary Credit Agreements" shall include agreements in respect of Interest Swap and Hedging Obligations with lenders party to the Foreign Subsidiary Credit Agreements and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Foreign Subsidiary Credit Agreement and all refundings, refinancings and replacements of any Foreign Subsidiary Credit Agreement, including any agreement:

(1)
extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

(2)
adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Foreign Subsidiaries and their respective successors and assigns,

(3)
increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or

(4)
otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

"GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the Issue Date.

"Guarantor" means each of the Company's present and future Subsidiaries that at the time are guarantors of the Notes in accordance with the Indenture.

"Indebtedness" of any Person means, without duplication,

  (a)
  all liabilities and obligations, contingent or otherwise, of such Person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP, (1) in respect of borrowed money (whether or not the recourse of the lender is to any of the assets of such Person), (2) evidenced by bonds, notes, debentures or similar instruments, or (3) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 60 days past their original due date) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors;

  (b)
  all liabilities and obligations, contingent or otherwise, of such Person (1) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (2) relating to any Capitalized Lease Obligation, or (3) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;

  (c)
  all net obligations of such Person under Interest Swap and Hedging Obligations;

  (d)
  all liabilities and obligations of others of the kind described in the preceding clause (a), (b) or (c) that such Person has guaranteed or provided credit support or that is otherwise its legal liability or which are secured by any assets or property of such Person;

  (e)
  any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties; and

  (f)
  all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends).

For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, but the accretion of original issue discount in accordance with the original terms of Indebtedness issued with an original issue discount will not be deemed to be an incurrence and (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

"Initial Public Offering" means an underwritten public offering of common stock of Parent in which gross proceeds to Parent are at least $50.0 million.

"Interest Swap and Hedging Obligation" means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

"Investment" by any Person in any other Person means (without duplication):

  (a)
  the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of Equity Interests, capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other Person;

  (b)
  the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment (other than a commitment that is expressly subject to compliance with the terms of the Indenture) to make any such advance, loan or extension (but excluding accounts receivable, endorsements for collection or deposits arising in the ordinary course of business);

  (c)
  other than guarantees of Indebtedness of the Company or any Guarantor to the extent permitted by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," the entering into by such Person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person;

  (d)
  the making of any capital contribution by such Person to such other Person; and

  (e)
  the designation by the Board of Directors of any Person to be an Unrestricted Subsidiary.

The Company shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither the Company nor any of its Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or a Subsidiary of the Company shall be deemed an Investment valued at its fair market value at the time of such transfer. The Company or any of its Subsidiaries shall be deemed to have made an Investment in a Person that is or was required to be a Guarantor if, upon the issuance, sale or other disposition of any portion of the Company's or the

Subsidiary's ownership in the Capital Stock of such Person, such Person ceases to be a Guarantor. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

"Issue Date" means the date of first issuance of the Notes under the Indenture.

"Leverage Ratio" on any date of determination (the "Determination Date") means the ratio, on a pro forma basis, of (a) the aggregate amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis to (b) the aggregate amount of Consolidated EBITDA of the Company attributable to continuing operations and business (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period; provided, that for purposes of calculating Consolidated EBITDA for this Leverage Ratio definition, (1) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Determination Date shall be assumed to have occurred on the first day of the Reference Period, (2) transactions giving rise to the need to calculate the Leverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (3) the incurrence of any Indebtedness (including the issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Determination Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of the Reference Period, (4) the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Determination Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Determination Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used, (5) proceeds from business interruption insurance shall be added to Consolidated EBITDA (to the extent deducted in determining Consolidated Net Income) for such Reference Period, (6) any non-cash charge outside the ordinary course of business that results in an accrual of a reserve for cash charges in any future period shall be added to Consolidated EBITDA (to the extent deducted in determining Consolidated Net Income) in such Reference Period, and (7) any reversal during such Reference Period of any reserve or any payment during such Reference Period of any amount that was reserved as described in clause (6) above (whether or not during the Reference Period with respect to the accrual of such reserve) shall be subtracted from Consolidated EBITDA; provided further, that for purposes of calculating Indebtedness for this definition, the parenthetical in clause (a)(3) of the definition of Indebtedness shall be replaced in its entirety with the following: "(other than trade accounts payable and accrued obligations incurred in the ordinary course of business on normal trade terms and not overdue by more than 90 days, unless such trade accounts payable are being contested in good faith)."

"Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

"Liquidated Damages" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

"Management Agreement" means that certain agreement among Parent, the Company and CHS Management IV LP, substantially in the form attached as an exhibit to the Indenture, as amended from time to time in a manner not, when considered as a whole, materially less favorable to the Company and its subsidiaries and the Holders.

"Management Fees" means: (a) payments of (i) up to $2.0 million in any twelve-month period to CHS Management IV LP for management, consulting and financial planning services, and (b) reimbursement of reasonable out-of-pocket expenses of CHS Management IV LP, in each case, pursuant to the Management Agreement.

"Merger" means the merger of GEO Sub Corp., a Delaware corporation, with and into Gundle/SLT Environmental, Inc., a Delaware corporation, pursuant to the Merger Agreement.

"Merger Agreement" means the Plan and Agreement of Merger, dated as of December 31, 2003, by and among GEO Holdings Corp., a Delaware corporation, GEO Sub Corp., a Delaware corporation, and Gundle/SLT Environmental, Inc., a Delaware corporation, as in effect on the Issue Date, without giving effect to any amendment thereto or waiver thereof after the Issue Date. "Merger Consideration and Related Costs" means: (1) the cash consideration for the Merger payable to holders of Gundle/SLT Environmental, Inc.'s common stock and options to purchase common stock pursuant to the Merger Agreement as described in the Offering Memorandum; and (2) all fees and expenses related to the foregoing and payable in connection with the Merger and Related Financing Transactions, in each case, substantially as described in the Offering Memorandum.

"Net Cash Proceeds" means the aggregate amount of cash or Cash Equivalents received by the Company in the case of a sale of Qualified Capital Stock or a Capital Contribution and by the Company and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash on or after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary) expenses, including, without limitation, the fees and expenses of counsel and investment banking fees and expenses, incurred as a result thereof incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any of its respective Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes.

"Obligation" means any principal, premium or interest payment, or monetary penalty, or damages, due by the Company or any Guarantor under the terms of the Notes or the Indenture, including any Liquidated Damages due pursuant to the terms of the Registration Rights Agreement.

"Offering" means the offering of the Notes by the Company.

"Offering Memorandum" means the offering memorandum, dated May 13, 2004, relating to the offering of the Notes.

"Officers' Certificate" means the officers' certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

"Parent" means GEO Holdings Corp., a Delaware corporation, or its successor.

"parent entity" means a Person that holds Voting Equity Interests of the Company with voting power, in the aggregate, at least equal to the voting power of the Voting Equity Interests of the Company held by the Permitted Holders on the Issue Date.

"Permitted Holders" means Code Hennnessy & Simmons LLC and any of its Affiliates.

"Permitted Indebtedness" means that:

  (a)
  the Company and the Guarantors may incur Indebtedness evidenced by the Notes and the Guarantees issued pursuant to the Indenture up to the amounts being issued on the original Issue Date less any amounts repaid or retired;

  (b)
  the Company and the Guarantors, as applicable, may incur Refinancing Indebtedness with respect to any Existing Indebtedness or any Indebtedness (including Disqualified Capital Stock) described in clause (a) or incurred pursuant to the Debt Incurrence Ratio test of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or which was refinanced pursuant to this clause (b);

  (c)
  the Company and its Subsidiaries may incur Indebtedness solely in respect of bankers acceptances, letters of credit and bid, performance, completion, guarantee, surety and similar bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness), in each case, in the ordinary course of business in accordance with customary industry practices;

  (d)
  the Company and its Subsidiaries may incur Indebtedness solely in respect of workers' compensation claims (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness) in the ordinary course of business in accordance with customary industry practices;

  (e)
  the Company may incur Indebtedness owed to (borrowed from) any Guarantor, and any Guarantor may incur Indebtedness owed to (borrowed from) any other Guarantor or the Company; provided, that in the case of Indebtedness of the Company, such obligations shall be unsecured and contractually subordinated in all respects to the Company's obligations pursuant to the Notes and any event that causes such Guarantor no longer to be a Guarantor respectively (including by designation to be an Unrestricted Subsidiary) shall be deemed to be a new incurrence by such issuer of such Indebtedness and any guarantor thereof subject to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Stock;"

  (f)
  any Guarantor may guaranty any Indebtedness of the Company or another Guarantor that was permitted to be incurred pursuant to the Indenture, substantially concurrently with such incurrence or at the time such Person becomes a Subsidiary;

  (g)
  the Company may incur Indebtedness owed to (borrowed from) any Foreign Subsidiary and any Foreign Subsidiary may incur Indebtedness owed to (borrowed from) any other Foreign Subsidiary; provided, that in the case of Indebtedness of the Company, such obligations shall be unsecured and contractually subordinated in all respects to the Company's obligations pursuant to the Notes and any event that causes such Foreign Subsidiary to no longer be a Foreign Subsidiary shall be deemed to be a new incurrence by such issuer of such Indebtedness and any guarantor thereof subject to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Stock;"

  (h)
  the Company and the Guarantors may incur Interest Swap and Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap and Hedging Obligation relates;

  (i)
  the Company may incur Indebtedness, the net proceeds of which are used to satisfy, defease, or discharge the Notes as provided under the captions "Satisfaction and Discharge" and "Legal Defeasance and Covenant Defeasance";

  (j)
  the Company and the Subsidiaries may incur Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within ten Business Days; and

  (k)
  a Receivables Subsidiary may incur Indebtedness in a Qualified Receivables Transaction that is without recourse to the Company or to any Subsidiary of the Company or their assets (other than such Receivables Subsidiary and its assets), and is not guaranteed by any such Person and is not otherwise such Person's legal liability.

"Permitted Investment" means:

  (a)
  any Investment in any of the Notes;

  (b)
  any Investment in cash or Cash Equivalents;

  (c)
  any Investment by the Company or any Guarantor (i) in the Company or any Guarantor or (ii) in a Person in a Related Business if as a result of such Investment such Person becomes a Guarantor or such Person is merged with or into the Company or a Guarantor;

  (d)
  other Investments in any Person or Persons, provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (d) that are outstanding (after giving effect to any such Investments that are returned to the Company or the Guarantor that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation, but only up to the amount of the Investment made under this clause (d) in such Person), at any time does not in the aggregate exceed $10.0 million (measured by the value attributed to the Investment at the time made or returned, as applicable);

  (e)
  any Investment in any Person solely in exchange for Qualified Capital Stock or the Net Cash Proceeds of any substantially concurrent sale of the Company's Qualified Capital Stock;

  (f)
  Investment in Foreign Subsidiaries, provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (f) that are outstanding (after giving effect to any such Investments that are returned to the Company or the Guarantor or Foreign Subsidiary that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation) at any time does not in the aggregate exceed $10.0 million (measured by the value attributed to the Investment at the time made or returned, as applicable);

  (g)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Sales of Assets and Subsidiary Stock";

  (h)
  loans and advances to directors, employees and officers of the Company and the Restricted Subsidiaries for bona fide business purposes or to purchase Equity Interests of the Company, not in excess of $2.0 million at any one time outstanding;

  (i)
  Investments of the Company on the Issue Date;

  (j)
  any Investment by the Company or any Guarantor in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that each such Investment is in the form of a Purchase Money Note, an equity interest or interests in accounts receivables generated by the Company or any of the Guarantors; and

  (k)
  any Investment in a Foreign Subsidiary by a Foreign Subsidiary.

"Permitted Lien" means:

  (a)
  Liens existing on the Issue Date;

  (b)
  Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

  (c)
  statutory Liens of carriers, warehousemen, mechanics, material men, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (1) the underlying obligations are not overdue for a period of more than 30 days, or (2) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

  (d)
  Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

  (e)
  easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

  (f)
  Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto;

  (g)
  pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

  (h)
  Liens securing the Notes;

  (i)
  Liens securing Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged with or into the Company or a Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, provided, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets;

  (j)
  Liens arising from Purchase Money Indebtedness permitted to be incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" provided such Liens relate solely to the property which is subject to such Purchase Money Indebtedness;

  (k)
  leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary;

  (l)
  Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business;

  (m)
  Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders than the terms of the Liens securing such refinanced Indebtedness, and provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced;

  (n)
  Liens securing Indebtedness incurred under the Credit Agreement in accordance with clause (c) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;"

  (o)
  Liens securing Indebtedness of any Foreign Subsidiary incurred in accordance with clause (d) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;"

  (p)
  Liens in favor of the Company or any Guarantor;

  (q)
  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements;

  (r)
  banker's Liens, rights of setoff and other similar Liens existing solely with respect to cash and cash equivalents on deposit in one or more accounts maintained by the Company or any Guarantor in accordance with the provisions of the Indenture or applicable security documents, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owning to such bank with respect to cash management and operating Interest Swap and account arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

  (s)
  Liens securing Interest Swap and Hedging Obligations of the type described in clause (h) of the definition of "Permitted Indebtedness;"

  (t)
  Liens on assets of a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction; and

  (u)
  other Liens securing obligations in an aggregate amount not to exceed $5.0 million at any time outstanding.

"Person" or "person" means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

"Preferred Stock" means any Equity Interest of any class or classes of a Person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such Person.

"Pro Forma" or "pro forma" shall have the meaning set forth in Regulation S-X fo the Securities Act, unless otherwise specifically stated herein.

"Purchase Money Indebtedness" of any Person means any Indebtedness of such Person to any seller or other Person incurred solely to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease), construction, installation or improvement of any after acquired real or personal tangible property which, in the reasonable good faith judgment of the Board of Directors of the Company, is directly related to a Related Business of the Company and which is incurred concurrently within 180 days following with acquisition, construction, installation or improvement and is secured only by the assets so financed.

"Purchase Money Note" means a promissory note that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual arrangements with entities that are not Affiliates entered into as part of a Qualified Receivables Transaction.

"Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.

"Qualified Equity Offering" means any public or private sale of (i) Qualified Capital Stock by the Company other than to an Affiliate or (ii) Capital Stock by the Parent where the Net Cash Proceeds of such sale are contributed to the Company as a Capital Contribution substantially concurrently therewith, and in each case, other than public offerings registered on a Form S-8.

"Qualified Exchange" means:

(1)
any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock, or Indebtedness of the Company issued on or after the Issue Date with the Net Cash Proceeds received by the Company from the substantially concurrent sale of its Qualified Capital Stock (other than to a Subsidiary) or, to the extent used to retire Indebtedness (other than Disqualified Capital Stock) of the Company issued on or after the Issue Date, Subordinated Refinancing Indebtedness of the Company,

(2)
any issuance of Qualified Capital Stock of the Company in exchange for any Capital Stock or Indebtedness of the Company, or

(3)
any issuance of Subordinated Refinancing Indebtedness of the Company in exchange for Indebtedness (other than Disqualified Capital Stock) of the Company.

"Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company, any Guarantor or any Receivables Subsidiary pursuant to which the Company, any Guarantor or any Receivables Subsidiary may sell, convey or otherwise transfer to, or grant a security interest in for the benefit of, (a) a Receivables Subsidiary (in the case of a transfer or encumbrancing by the Company or any Guarantor) and (b) any other Person (solely in the case of a transfer or encumbrancing by a Receivables Subsidiary), solely accounts receivable (whether now existing or arising in the future) of the Company or any Guarantor which arose in the ordinary course of business of the Company or any Guarantor, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

"Receivables Subsidiary" means a Wholly Owned Subsidiary of the Company which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary:

  (a)
  no portion of any Indebtedness or any other obligations (contingent or otherwise) of which, directly or indirectly, contingently or otherwise, (1) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal or premium of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (2) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, or (3) subjects any property or asset of the Company or any other Subsidiary of the Company to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction,

  (b)
  with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than those customarily entered into in connection with Qualified Receivables Transactions, and

  (c)
  with which neither the Company nor any other Subsidiary of the Company has any obligation, directly or indirectly, contingently or otherwise, to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results.

  Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"Recourse Indebtedness" means Indebtedness (a) as to which either the Company or any of its Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender, and (b) any default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

"Reference Period" with regard to any Person means the four full fiscal quarters (or such lesser period during which such Person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

"Refinancing Indebtedness" means Indebtedness (including Disqualified Capital Stock) (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness (including Disqualified Capital Stock) in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing) the lesser of (1) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness (including Disqualified Capital Stock) so Refinanced and (2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) such Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Capital Stock) of such Person issuing such Refinancing Indebtedness, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness (including Disqualified Capital Stock) to be so refinanced at the time of such Refinancing and (y) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of Holders than was the Indebtedness (including Disqualified Capital Stock) to be refinanced, (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Capital Stock) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the Notes, and (D) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the Holders than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased.

"Registration Rights Agreement" means the Registration Rights Agreement, dated as of May 18, 2004, by and among the Company and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time.

"Related Business" means the business conducted (or proposed to be conducted) by Gundle/SLT Environmental, Inc. and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors are materially related businesses.

"Related Business Asset" means assets (except in connection with the acquisition of a Subsidiary in a Related Business that becomes a Guarantor, other than notes, bonds, obligations and securities) that, in the good faith reasonable judgment of the Board of Directors, will immediately constitute, be a part of, or be used in, a Related Business of the Company or a Subsidiary.

"Related Financing Transactions" means the financing transactions in connection with the consummation of the Merger as described in the Offering Memorandum.

"Restricted Investment" means, in one or a series of related transactions, any Investment, other than Permitted Investments.

"Restricted Payment" means, with respect to any Person:

  (a)
  the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any parent of such Person, which, for purposes hereof, expressly includes the payment of any management fees (including the Management Fees or any comparable fees, reimbursements or payments of out-of-pocket expenses) by such Person to any Person who either owns any Equity Interests of the Company or Parent or who is an Affiliate of any such Person,

  (b)
  any payment (except to the extent with Qualified Capital Stock) on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any parent of such Person,

  (c)
  other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness (other than the Notes), directly or indirectly, by such Person or a Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness, and

  (d)
  any Restricted Investment by such Person.

provided, however, that the term "Restricted Payment" does not include (1) any dividend, distribution or other payment on or with respect to Equity Interests of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer, (2) any dividend, distribution or other payment to the Company, or to any of the Guarantors, by the Company or any of its Subsidiaries and any Investment

in any Guarantor by the Company or any Subsidiary or (3) the payment of the Merger Consideration and Related Costs.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

"Significant Subsidiary" shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.

"Stated Maturity," when used with respect to any Note, means May 15, 2012.

"Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor that is subordinated in right of payment by its terms or the terms of any document or instrument or instrument relating thereto ("contractually") to the Notes or such Guarantee, as applicable, in any respect.

"Subsidiary," with respect to any Person, means (1) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, and (2) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest, or (3) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and in which such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company or of any Subsidiary of the Company. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of the Company.

"Unrestricted Subsidiary" means any subsidiary of the Company that does not directly, indirectly or beneficially own any Capital Stock of, and Subordinated Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors); provided, that such Subsidiary at the time of such designation (a) has no Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary, provided, that (1) no Default or Event of Default is existing or will occur as a consequence thereof and (2) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"U.S. Government Obligations" means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

"Voting Equity Interests" means Equity Interests which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

"Wholly Owned Subsidiary" means (i) GSE Clay Lining Technology Co., so long as the Company continues to own at least 99% of its Equity Interests or (ii) a Subsidiary all the Equity Interests of which (other than directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one equityholder, but which interest (except for such interests held on the Issue Date) is not in excess of what is required for such purpose) are owned by the Company or one or more Wholly Owned Subsidiaries of the Company or a combination thereof.

BOOK-ENTRY, DELIVERY AND FORM

The Exchange Notes will be represented by one or more notes in registered, global form without interest coupons, collectively, the "Global Notes." The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the respective systems or their participants directly to discuss these matters. DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers of the outstanding notes), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)
upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount at maturity of the Global Notes; and

(2)
ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are participants in DTC's system may hold their interests in the Global Notes directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose. Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any of the Company's or the Trustee's agents has or will have any responsibility or liability for:

(1)
any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)
any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount at maturity of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the

Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, crossmarket transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries, however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount at maturity of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to the Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

(1)
DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2)
the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)
there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Certain U.S. federal income tax considerations

The following is a summary of the material U.S. federal income tax consequences relating to the exchange offer and ownership and disposition of the exchange notes. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known to investors.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the U.S. Treasury Regulations promulgated thereunder, and rulings and judicial interpretations thereof, as in effect on the date of this prospectus, which are subject to change (perhaps retroactively). It is for general information purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. It does not address any tax consequences arising under the tax laws of any U.S. political subdivision or of any foreign or other taxing jurisdiction and does not address, except to a limited extent as set forth under the caption "—Consequences to Non-U.S. Holders," any possible applicability of U.S. estate or gift tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (for example, as a dealer in securities or currencies, a financial institution, an insurance company, a tax exempt organization, a person holding the exchange notes as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, an expatriate or former long-term resident of the U.S., a person subject to the alternative minimum tax, a partnership or other pass-through entity, an investor in a partnership or pass-through entity that holds the exchange notes, or a U.S. person whose "functional currency" is not the U.S. dollar). This summary only addresses holders that purchased the outstanding notes upon their original issuance pursuant to the offering memorandum dated May 13, 2004 at the notes' initial offering price and that will hold the exchange notes as capital assets as defined under the Code.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership of the exchange notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

For purposes of this discussion, a "U.S. Holder" means a person who is any of the following:

–>
an individual who is a citizen or resident of the U.S.;

–>
a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof;

–>
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

–>
a trust (x) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payment of Interest.    A U.S. Holder will be taxed on the interest on an exchange note at ordinary income rates at the time at which such interest accrues or is received in accordance with the method of accounting that the U.S. Holder uses for tax purposes.

Registration Rights; Liquidated Damages; Change of Control Repurchase; Mandatory Redemption.    Our failure to fulfill our obligation concerning the registration of the notes, as described under

"Description of the notes—Exchange Offer; Registration Rights," will cause liquidated damages to accrue on the notes in the manner described therein. According to applicable Treasury Regulations, the possibility of a change in the interest rate on the notes will not affect the amount or timing of interest income recognized by a holder of a note if the likelihood of the change, as of the date the notes are issued) is remote. We intend to take the position, which is not binding on the Internal Revenue Service (the "IRS"), that the possibility of payment of liquidated damages under the notes is remote and do not intend to treat that possibility as affecting the timing of interest income recognized by a holder under the original issue discount provisions of the Code. Accordingly, any liquidated damages payable to holders of the notes should be includible in gross income as interest income by a U.S. Holder at the time the payment is made or accrues in accordance with such U.S. Holder's regular method of tax accounting. Similarly, we intend to take the position that the likelihood of a repurchase of notes by us at a premium in the event of a change in control is remote and do not intend to treat such possibility as affecting the timing of interest income recognized by a holder under the original issue discount provisions of the Code.

We have the option of redeeming at a premium a portion of the notes at any time before a certain date and all or a portion of the notes on or after a certain date prior to the maturity date. Under applicable Treasury Regulations, we will be deemed to have exercised that option if such exercise would lower the yield of the notes. We will not be treated under these Treasury Regulations as having exercised that option.

Disposition of Notes.    A U.S. Holder generally will recognize taxable gain or loss upon the sale, exchange, retirement or other taxable disposition of an exchange note, including a redemption or repurchase (for example, in the event of a change in control) in an amount equal to the difference between (1) the sum of cash plus the fair market value of all other property received on such disposition (less any portion of such cash or property attributable to accrued but unpaid interest, not previously included in such U.S. Holder's income which will be taxable as interest at ordinary income rates) and (2) such Holder's adjusted tax basis in an exchange note. A U.S. Holder's adjusted tax basis in an exchange note generally will equal the cost of the exchange note to such Holder.

A U.S. Holder's gain or loss realized on selling, exchanging or retiring an exchange note will generally be long-term capital gain or loss if, at the time of the sale, exchange or retirement of an exchange note, the U.S. Holder has held the note for more than one year. In the case of a non-corporate U.S. Holder, if the exchange note being sold, exchanged or retired is held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

Exchange Offer.    The exchange of outstanding notes for exchange notes (with substantially identical terms) pursuant to this exchange offer is not a taxable event for U.S. federal income tax purposes, and a U.S. Holder will have the same adjusted tax basis and holding period in such exchange notes as the U.S. Holder had in the notes it held immediately prior to the exchange.

Information Reporting and Backup Withholding.    In general, unless a U.S. Holder is an exempt recipient such as a corporation, information reporting will apply to principal and interest payments that we make to you and to the proceeds from the sale of an exchange note. Additionally, if a U.S. Holder fails to provide such U.S. Holder's taxpayer identification number, or "TIN," provides an incorrect TIN, or in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications, the U.S. Holder will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the U.S. Holder furnishes the required information to the IRS.

Consequences to Non-U.S. Holders

General.    The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of exchange notes. For purposes of this discussion, a "Non-U.S. Holder" means a beneficial owner of an exchange note that is not a U.S. Holder.

U.S. federal withholding tax will not apply to any payment of principal, interest or premium on exchange notes held by Non-U.S. Holder provided that:

–>
the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and Treasury Regulations;

–>
the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership;

–>
the Non-U.S. Holder is not a bank whose receipt of interest on the exchange notes is described in section 881(c)(3)(A) of the Code; and

–>
either (a) the Non-U.S. Holder provides us with its name and address on an IRS Form W-8BEN (or successor form), and certifies, under penalty of perjury, that the Non-U.S. Holder is not a "United States person" within the meaning of the Code, (b) a financial institution holding the exchange notes on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. Holder as the beneficial owner and provides us with a copy or (c) the Non-U.S. Holder holds its exchange notes directly through a "qualified intermediary" and certain conditions are satisfied.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed:

–>
IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty; or

–>
IRS Form W-8ECI (or successor form) stating that interest paid on the exchange notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

–>
"U.S. trade or business income" includes interest (including liquidated damages, if any) and any gain on the sale or exchange of an exchange note, including a redemption or repurchase (for example, in the event of a change in control), if such income or gain is:

–>
effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business; or

–>
in the case of a treaty resident, effectively connected with the Non-U.S. Holder's conduct of a trade or business and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

If a Non-U.S. Holder of an exchange note is engaged in a trade or business in the U.S., and if payment on an exchange note or gain on the disposition of an exchange note are effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (see "Consequences to U.S. Holders" above). Non-U.S. Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the exchange notes, including, for Non-U.S. Holders that are corporations, the possible imposition of a branch profits tax at a rate of 30% (subject to reduction by an applicable income tax treaty) on their effectively connected income.

Disposition of Notes.    A Non-U.S. Holder will generally not be subject to U.S. federal income tax on the sale, exchange, retirement or other taxable disposition of an exchange note, unless:

–>
the gain is U.S. trade or business income; or

–>
the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Exchange Offer.    The exchange of outstanding notes for exchange notes (with substantially identical terms) pursuant to this exchange offer is not a taxable event for U.S. federal income tax purposes, and a Non-U.S. Holder will have the same adjusted tax basis and holding period in such exchange notes as the Non-U.S. Holder had in the notes it held immediately prior to the exchange.

Information Reporting and Backup Withholding.    In general, backup withholding will not be required with respect to payments made by us or any paying agent to Non-U.S. Holders if the statement described above under "—Consequences to Non-U.S. Holders" has been received (and the payor does not have actual knowledge, or reason to know, that the beneficial owner is a U.S. person). Information reporting may apply with respect to interest whether or not such statement is received.

In addition, backup withholding and information reporting will not apply to the proceeds of the sale of an exchange note within the U.S. or conducted through certain U.S. related financial intermediaries if either the payor receives the statement described above under "—Consequences to Non-U.S. Holders" and does not have actual knowledge, or reason to know, that the payee is a United States person or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, if any, provided the Non-U.S. Holder furnishes the required information to the IRS.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of the notes and exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions or ERISA or the Code (collectively, "similar laws"), and entities whose underlying assets are considered to include "plan assets" (within the meaning of ERISA or of any similar laws) of such plans, accounts and arrangements (each, a "plan").

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA plan") and prohibit certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

In considering an investment in the notes and exchange notes of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar laws relating to a fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, separate accounts, PTCE 91-38, respecting bank collective investment funds and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes and exchange notes should not be purchased or held by any person investing "plan assets" of any plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable similar laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any plan or (ii) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable similar laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such transactions and whether an exemption would be applicable.

Plan of distribution

Each participating broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received by it in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to the outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

Legal matters

Certain legal matters with regard to the validity of the exchange notes and other legal matters will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership which includes professional corporations). Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in CHS IV. Some of the partners of Kirkland & Ellis LLP, through an investment partnership, beneficially own less than 1% of the issued and outstanding common stock of GEO Holdings. Kirkland & Ellis LLP has, from time to time, represented, and may continue to represent, CHS and some of its affiliates (including GEO Holdings and its subsidiaries) in connection with various legal matters.

Experts

The consolidated financial statements of Gundle/SLT Environmental, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related schedule included in the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Where you can find other information

We are not currently subject to the periodic reporting and other informational requirements of the Exchange Act. While any notes remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of exchange notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Gundle/SLT Environmental, Inc., 19103 Gundle Road, Houston, Texas 77073 (281) 230-6732, Attn: Roger Klatt.

Any reports or documents we file with the SEC, including the registration statement of which this prospectus is a part, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information relating to the public reference rooms. Copies of GSE's filings may be obtained at the prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. In addition, the SEC maintains an Internet site (http:/ /www.sec.gov) that contains certain reports and other information regarding GSE.

The indenture provides that we will furnish copies of the periodic reports required to be filed with the SEC under the Exchange Act to the holders of the notes. If we are not subject to the periodic reporting and informational requirements of the Exchange Act, we will provide the holders of the notes annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act (including a "management's discussion and analysis of financial condition and results of operations" and a report by our certified independent auditors), quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act (including a "management's discussion and analysis of financial condition and results of operations"), and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Gundle/SLT Environmental, Inc.

We have audited the accompanying consolidated balance sheets of Gundle/SLT Environmental, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gundle/SLT Environmental, Inc. at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in the year ended December 31, 2002, the Company changed its method of accounting and reporting goodwill to conform to Statement of Financial Accounting Standards 142—"Goodwill and Other Intangible Assets."

                      ERNST & YOUNG LLP

Houston, Texas
January 28, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands except per share amounts)

	December 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$47,899	$42,264
Accounts receivable:
Trade, net	44,750	51,669
Other	1,810	4,046
Contracts in progress	711	2,043
Inventory	33,231	27,352
Deferred income taxes	5,587	9,366
Prepaid expenses and other	604	5,260

Total current assets	134,592	142,000
Property, plant and equipment, net	33,131	33,011
Excess of purchase price over fair value of net assets acquired, net	23,365	22,529
Deferred income taxes	2,127	545
Restricted cash	18,056	—
Other assets	2,232	4,225

	$213,503	$202,310

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$33,013	$37,920
Advance billings on contracts in progress	2,781	5,173
Current portion of long-term debt	4,914	4,690
Income taxes payable	1,432	1,952

Total current liabilities	42,140	49,735
Deferred income taxes	—	252
Long-term debt	11,808	16,912
Minority interest	1,209	1,614
Other liabilities	1,189	1,366
Stockholders' equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value, 30,000,000 shares authorized, 18,619,668 and 18,437,156 shares issued	186	184
Additional paid-in capital	72,756	70,763
Retained earnings	119,920	99,149
Accumulated other comprehensive income	1,870	(487)

	194,732	169,609
Treasury stock at cost, 7,089,261 shares and 7,066,261 shares	(37,575)	(37,178)

Total stockholders' equity	157,157	132,431

	$213,503	$202,310

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Year Ended December 31,
	2003	2002	2001

Sales and operating revenue	$274,618	$266,970	$173,409
Cost of products and services	215,459	210,326	144,605
Gross profit	59,159	56,644	28,804
Selling, general and administrative expenses	28,951	29,194	24,090
Amortization of goodwill	—	—	1,325
Expenses related to the Serrot acquisition	—	3,217	—

Operating income	30,208	24,233	3,389
Other expenses:
Interest expense	2,573	2,915	1,709
Interest income	(509)	(536)	(461)
Foreign exchange (gain) loss	(212)	(1,687)	243
Other (income) expense, net	(3,296)	1,967	(702)
Minority interest	133	316	—

Income before income taxes	31,519	21,258	2,600
Provision for income taxes	10,748	8,368	1,222
Net income before extraordinary items	20,771	12,890	1,378
Extraordinary gain—Serrot acquisition	—	25,966	—

Net income	$20,771	$38,856	$1,378

Basic earnings per common share:
Before extraordinary items, net of tax	$1.81	$1.15	$0.12
Extraordinary gain—Serrot acquisition	—	—	—

Basic earnings per common share	$1.81	$3.47	$0.12

Diluted earnings per common share:
Before extraordinary items, net of tax	$1.72	$1.11	$0.12
Extraordinary gain—Serrot acquisition	—	2.23	—

Diluted earnings per common share	$1.72	$3.34	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid in Capital		Accumulated Other Comprehensive Income	Treasury Stock
				Retained Earnings
	Shares	Amount				Shares	Amount	Total

Balance at December 31, 2000	18,104	$181	$69,364	$58,915	$(2,048)	7,041	$(37,104)	$89,308
Net income	—	—	—	1,378	—	—	—	1,378
Cumulative translation Adjustment	—	—	—	—	(194)	—	—	(194)

Comprehensive Income	—	—	—	—	—	—	—	1,184

Restricted stock grant	—	—		—	—		—
Purchases under the Employee Stock Purchase Plan	6	2	14	—	—	—	—	16
Treasury stock purchases	—	—	—	—	—	25	(74)	(74)

Balance at December 31, 2001	18,110	183	69,378	60,293	(2,242)	7,066	(37,178)	90,434
Net Income	—	—	—	38,856	—	—	—	38,856
Cumulative translation adjustment	—	—	—	—	1,755	—	—	1,755
Comprehensive Income	—	—	—	—	—	—	—	40,611
Exercise of stock options	317	1	1,362	—	—	—	—	1,363
Purchases under the Employee Stock Purchase Plan	10	—	23	—	—	—	—	23
Treasury stock purchases	—	—	—	—	—	—	—	—

Balance at December 31, 2002	18,437	184	70,763	99,149	(487)	7,066	(37,178)	132,431
Net Income	—	—	—	20,771	—	—	—	20,771
Cumulative translation adjustment	—	—	—	—	2,357	—	—	2,357
Comprehensive Income	—	—	—	—	—	—	—	23,128
Exercise and extension of stock options	178	2	1,970	—	—	—	—	1,972
Purchases under the Employee Stock Purchase Plan	4	—	23	—	—	—	—	23
Treasury stock purchases	—	—	—	—	—	23	(397)	(397)

Balance at December 31, 2003	18,619	$186	$72,756	$119,920	$1,870	7,089	$(37,575)	$157,157

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2003	2002	2001

Cash flows from operating activities:
Net income	$20,771	$38,856	$1,378
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	8,503	7,916	8,164
Amortization of goodwill	—	—	1,325
Amortization of non-compete agreement	106	—	—
Amortization of debt issuance costs	679	695	20
Minority interest	133	316	—
Deferred income taxes	1,757	5,955	974
(Gain) on sale of assets	(3,431)	(850)	(82)
(Gain) on sale of joint venture interest	—	(51)	—
(Gain) on purchase of Serrot	—	(25,966)	—
(Gain) on hedge	—	(290)	—
Equity in affiliates and other	(934)	608	(229)
Increase (decrease) in cash due to changes in assets and Liabilities, net of acquisition:
Accounts receivable, net	14,148	16,335	4,695
Costs and estimated earnings in excess of billings on contracts in progress	1,476	1,450	472
Inventory	(2,847)	(2,957)	138
Prepaid expenses and other, net	1,140	189	(851)
Accounts payable and accrued liabilities	(3,915)	(8,863)	1,518
Advance billings on contracts in progress	(2,592)	3,199	(573)
Income taxes payable	(93)	84	(1,161)
Cash restricted for supersedeas bond	(18,056)	—	—

Net cash provided by operating activities	16,845	36,626	15,788

Cash flows from investing activities:
Additions to property, plant and equipment	(6,824)	(7,315)	(9,558)
Proceeds from the sale of assets	4,006	1,299	497
Acquisition of business, net of cash acquired	(3,792)	775	—
Sale of joint venture interest, net of cash sold	—	(957)	—
Other	—	150	—

Net cash used for investing activities	(6,610)	(6,048)	(9,061)

Cash flows from financing activities:
Revolver	—	(5,000)	5,000
Payment of financing fees	—	(2,037)	—
Repayments of long-term debt	(4,941)	(24,363)	(5,674)
Proceeds of new debt	—	25,128	—
Proceeds from the exercise of stock options and purchases under the employee stock purchase plan	645	1,429	17
Repurchase of common stock	(397)	—	(74)

Net cash used by financing activities	(4,693)	(4,843)	(731)
Effect of exchange rate changes on cash	93	366	(1,103)

Net increase in cash and cash equivalents	5,635	26,101	4,893
Cash and cash equivalents at beginning of year	42,264	16,163	11,270

Cash and cash equivalents at end of year	$47,899	42,264	$16,163

Supplemental Cash Flow Disclosure:
Cash paid for interest	$1,901	$2,306	$2,227

Cash paid for income taxes	$5,369	$3,433	$1,404

The accompanying notes are an integral part of these consolidated financial statements.

Gundle/SLT Environmental, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of business

Organization

Gundle/SLT Environmental, Inc. (the "Company"), a Delaware corporation, was incorporated in August 1986, and through its wholly-owned subsidiaries is primarily engaged in the manufacture, sale and installation of polyethylene lining systems.

(2) Summary of significant accounting policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in partially owned entities in which ownership ranges from 20 to 50 percent are accounted for using the equity method. All material intercompany balances and transactions have been eliminated.

Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory is stated at the lower of cost or market. Cost, which includes material, labor and overhead, is determined by the weighted average cost method, which approximates the first-in, first-out cost method.

Property, plant and equipment

Costs of additions and major improvements are capitalized, whereas maintenance and repairs which do not improve or extend the life of the asset are charged to expense as incurred. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and net proceeds realized thereon. Interest costs incurred in construction of assets are capitalized and depreciated over the useful life of the asset. Depreciation is computed using the straight-line method, based on the estimated useful lives of the assets. Total repairs and maintenance expense during 2003, 2002 and 2001 was $4,345,000, $4,945,000, and $2,569,000, respectively.

Excess of purchase price over fair value of net assets acquired

Prior to the adoption of Financial Accounting Standards Board SFAS No. 142, "Goodwill and Other Intangible Assets", the excess of the aggregate price paid by the Company in the acquisition of businesses, accounted for as a purchase, over the fair market value of the net assets acquired was amortized on a straight-line basis over periods not exceeding 40 years. During the second quarter of 2002, the Company completed its implementation of SFAS 142 and performed the initial test of impairment of goodwill on its reporting unit. The test was applied utilizing the estimated fair value of the reporting unit as of January 1, 2002 and was determined based on estimated discounted cash flow. There was no goodwill impairment in the Company's reporting unit upon the adoption of SFAS 142.

As of October 1, 2003, the Company performed its annual impairment test as required by SFAS 142. The annual impairment test resulted in no goodwill impairment in the Company's reporting unit.

Net income for the three years in the period ended December 31, 2003, adjusted for goodwill amortization, was as follows:

	Year Ended December 31,
	2003	2002	2001

(in thousands, except per share amounts)
Reported net income before extraordinary items	$20,771	$12,890	$1,378
Goodwill amortization, net of tax	—	—	800

Adjusted net income before extraordinary items	20,771	12,890	2,178
Extraordinary items, net of tax	—	25,966	—

Adjusted net income	$20,771	$38,856	$2,178

Basic earnings per common share:
Reported basic earnings per common share before extraordinary items	$1.81	$1.15	$0.12
Goodwill amortization	—	—	0.07

Adjusted basic earnings per common share before extraordinary items	1.81	1.15	0.19
Extraordinary items	—	2.32	—

Adjusted basic earnings per common share	$1.81	$3.47	$0.19

Diluted earnings per common share:
Reported diluted earnings per common share before extraordinary items	$1.72	$1.11	$0.12
Goodwill amortization	—	—	0.07

Adjusted diluted earnings per common share before extraordinary items	1.72	1.11	0.19
Extraordinary items	—	2.23	—

Adjusted diluted earnings per common share	$1.72	$3.34	$0.19

Revenue and cost recognition

For products sold directly to customers, the Company recognizes revenues when products are shipped, title and risk of loss passes to the buyer, the Company has no further obligation to the buyer, and collectibility is reasonably assured. For installation contracts, revenues are recognized on the percentage of completion method in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The Company recognizes revenue on signed contracts and approved change orders. The Company does not recognize revenues on claims until claims are approved in writing and collectibility of such claims are assured. Percentage of completion is measured on the percentage of costs incurred to total estimated costs for each contract.

Cost of sales includes all direct material and labor costs, and indirect costs such as indirect labor, depreciation, insurance, supplies, tools, repairs, and shipping and handling.

Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to projected costs and income and are recognized in the period in which the revisions are determined.

The Company establishes reserves for doubtful accounts on a case-by-case basis when it is believed that the required payment of specific amounts owed to the Company is unlikely to occur. The Company derives a majority of its revenue from sales and services to domestic and international municipal and private companies engaged in waste management, mining, water and wastewater treatment, aquaculture and other industrial activities. The Company has receivables from customers in various countries. The Company generally does not require collateral or other security to support customer receivables. If the customers' financial condition were to deteriorate or their access to freely convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.

Selling, general and administrative costs are charged to expense as incurred.

Deferred costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest rate method over the period the related debt is anticipated to be outstanding.

Warranty costs

The Company's products are sold and installed with specified limited warranties as to material quality and workmanship and may extend up to 20 years. Provision for warranty costs are made based on the Company's claims experience. The reserve for these costs is included in the self-insurance reserve (see Notes 8 and 18).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statements and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign currency translation

Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the year. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date and the resulting translation adjustments are recognized as a separate component of stockholders' equity. Gains and losses arising from foreign currency transactions are recognized in income as incurred.

In connection with contracts performed outside of the United States, the Company routinely bids fixed-price contracts denominated in currencies different than the functional currency of the applicable subsidiary performing the work. The Company recognizes that such bidding practices, in the context of international operations, are subject to the risk of foreign currency fluctuations not present in domestic operations. Losses related to these contracts are included in cost of sales and have not been significant.

Foreign exchange contracts

The Company's international operations expose the Company to foreign exchange risk. This risk is primarily associated with employee compensation costs denominated in currencies other than the U.S. dollar and with purchases from foreign suppliers. The Company uses a variety of techniques to minimize exposure to foreign exchange risk, including forward contracts and cross currency swap derivative instruments. As a matter of policy, the Company does not speculate in financial markets, and therefore does not hold these contracts for trading purposes.

Foreign exchange derivative instruments, specifically foreign exchange forward contracts, may be used to minimize foreign exchange risk in instances where the primary strategy is not attainable. A foreign exchange forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

Gains and losses on foreign exchange derivative instruments that qualify as accounting hedges are deferred as other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that do not qualify as hedges for accounting purposes are recognized currently based on the change in market value of the derivative instruments. At December 31, 2003 and 2002, the Company did not have any foreign exchange derivative instruments not qualifying as accounting hedges.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Supplier/sources of supply

The Company currently purchases its raw material (polyethylene and polypropylene resins) from at least two suppliers at each location. Polyethylene resins are occasionally in short supply and are subject to substantial price fluctuation in response to market demand. The Company has not encountered any significant difficulty to date in obtaining raw materials in sufficient quantities to support its operations at current or expected near-term future levels. However, any disruption in raw material supply or abrupt increases in raw material prices could have an adverse effect upon the Company's operations.

Reclassifications

The accompanying consolidated financial statements for 2001 and 2002 contain certain reclassifications to conform to the presentation used in 2003.

Accounting Changes

April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. This statement eliminates the requirement under SFAS 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. This statement also amends SFAS 13 to require certain lease modifications with economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishment that do not meet the criteria for extraordinary items in APB 30. The statement is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company adopted SFAS 145 effective January 1, 2003. The adoption of the statement resulted in the reclassification of the 2002 extraordinary loss on extinguishment of debt of $1,278,000 from extraordinary loss to loss on extinguishment of debt.

In July 2002, the FASB issued SFAS 146, Obligations Associated with Disposal Activities, which is effective for disposal activities initiated after December 31, 2002, with early application encouraged. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring). Under this statement, a liability for a cost associated with an exit or disposal activity would be recognized and measured at its fair value when it is incurred rather than at the date of commitment to an exit plan. Also, severance pay would be recognized over time rather than up front provided the benefit arrangement requires employees to render service beyond a minimum retention period, which would be based on the legal notification period, or if there is no such requirement, 60 days, thereby allowing a liability to be recorded over the employees' future service period. The Company adopted SFAS 146 effective with disposal activities initiated after December 31, 2002. The adoption had no effect on the Company's results of operation or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires certain guarantees to be recorded at fair value and also requires a guarantor to make certain disclosures regarding guarantees. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective the Company's first quarter of 2003. The adoption had no effect on the Company's results of operation or financial position.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which requires consolidation of variable interest entities, as defined. FIN 46, as revised, is applicable to financial statements of companies that have interests in "special purpose entities", as defined, during 2003. FIN 46 is applicable to the financial statements of companies that have interest in all other types of entities, in the first quarter of 2004. However, disclosures are required currently if the Company expects to consolidate any variable interest entities. The Company does not currently believe that any material entities will be consolidated with the Company as a result of FIN 46.

In May 2003, the FASB issued Statement No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption had no effect on the Company's results of operation or financial position.

Stock-Based Compensation

In accordance with the provisions of SFAS 123, Accounting for Stock-based Compensation, the Company has elected to follow the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plans. Under APB 25, if the exercise price of employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

Had compensation expense been determined consistent with SFAS 123, the Company's net income and income per share would have been increased to the following pro forma amounts:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

(in thousands, except per share amounts)
Net income applicable to common stockholders
As reported	$20,771	$38,856	$1,378
Total stock-based employee compensation expense under fair value based method for all awards, net of tax	759	1,021	321

Pro forma net loss applicable to common stockholders	$20,012	$37,835	$1,057

Basic earnings per share
As reported	$1.81	$3.47	$0.12
Pro forma	$1.74	$3.38	$0.10
Diluted earnings per share
As reported	$1.72	$3.34	$0.12
Pro forma	$1.66	$3.25	$0.10

The fair value of each option grant under the Company plans for the three years ended December 31, was estimated using the Black-Scholes options pricing model using the following weighted-average assumptions:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Dividend yield	0.0%	0.0%	0.0%
Expected price volatility	40.0%	70.0%	45.0%
Risk-free interest rate	3.1%	3.5%	4.8%
Expected life of options (in years)	5	6	6
Weighted-average fair value of options granted	$5.73	$5.86	$1.35

(3) Proposed Merger

On December 31, 2003, the Company entered into a Plan and Agreement of Merger with GEO Holdings Corp. and its wholly-owned subsidiary, GEO Sub Corp. GEO Holdings Corp. and GEO Sub Corp. are both Delaware corporations affiliated with Code Hennessy & Simmons IV LP (CHS IV) and were organized to effect the merger. Except as contemplated by the terms of the merger agreement and the related transactions, CHS IV does not have any relationship with the Company, its affiliates or its Board of Directors. Pursuant to the merger agreement, the Company agreed to merge with GEO Sub and become a wholly-owned subsidiary of GEO Holdings. Immediately after the consummation of the merger and related financing transactions, GEO Holdings will own 100% of the Company's outstanding common stock. Immediately following the consummation of the merger and related financing transactions, it is expected that the equity owners of GEO Holdings will be CHS IV, certain of the Company's officers who will hold options to purchase shares of GEO Holdings' capital stock and certain co-investors. Any co-investors will not have been affiliated with the Company, its affiliates or its Board of Directors prior to the merger, and may own, collectively, up to 2% of GEO Holdings common stock. The merger is subject to various closing conditions. If all conditions are satisfied, a closing later this year is anticipated, but can not be assured.

(4) Trade receivables

Trade receivables consisted of the following at December 31:

	2003	2002

(in thousands)
Direct sales	$32,486	$35,190
Contracts:
Completed	11,431	13,852
In progress	4,801	8,990
Retainage	488	1,381

	49,206	59,413
Allowance for doubtful accounts	$(4,456)	$(7,744)

	$44,750	$51,669

(5) Accounting for installation contracts

The following summarizes installation contracts in progress at December 31:

	2003	2002

(in thousands)
Costs incurred on contracts in progress	$23,864	$55,998
Estimated earnings, net of losses	3,564	9,004

	27,428	65,002
Less—billings to date	29,498	68,132

	$(2,070)	$(3,130)

Included in the accompanying balance sheet under the following captions:
Contracts in progress	$711	$2,043
Advance billings	(2,781)	(5,173)

	$(2,070)	$(3,130)

(6) Inventory

Inventory consisted of the following at December 31:

	2003	2002

(in thousands)
Raw materials and supplies	$6,197	$7,588
Finished goods	27,034	19,764

	$33,231	$27,352

(7) Property, plant and equipment

Property, plant and equipment consisted of the following at December 31:

	Useful lives Years	2003	2002

(in thousands)
Land		$3,939	$3,286
Buildings and improvements	10-15	22,846	20,996
Machinery and equipment	3-12	81,062	79,594
Furniture and fixtures	3-5	1,282	1,286
		109,129	105,162
Less—accumulated depreciation		(75,998)	(72,151)

		$33,131	$33,011

(8) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consisted of the following at December 31:

	2003	2002

(in thousands)
Trade accounts payable	$15,981	$15,188
Self-insurance reserves	4,033	3,937
Compensation and benefits	5,636	5,975
Taxes, other than income	1,458	2,042
Accrued merger cost	498	1,997
Accrual for cost of closing Canadian plant	—	700
Other accrued liabilities	5,407	8,081

	$33,013	$37,920

(9) Long-term debt

Long-term debt consisted of the following at December 31:

	2003	2002

(in thousands)
9.22% Notes due February 5, 2005, with monthly payment of principal and interest of approximately $520,000 and a balloon payment	$16,722	$21,204
8% Promissory Note due December 31, 2004, with required annual principal and interest payments of $206,000 on December 31	—	367
8% mortgage note due March 2003, with monthly payments of principal and interest of $16,513 (Canadian dollars) secured by land and buildings in Canada	—	31

	16,722	21,602
Less—current maturities	(4,914)	(4,690)

	$11,808	$16,912

On February 4, 2002, the Company entered into a note agreement with one lender in the amount of $25,000,000. This 3-year term facility is secured by the Company's Houston, TX, and Kingstree, SC, real properties and all of the Company's equipment at these locations. The promissory note requires monthly payments of approximately $520,000 including interest at the rate of 9.22% and matures on February 5, 2005 with a balloon payment equal to the unpaid principal balance plus accrued and unpaid interest. The terms of the note place various restrictions on the Company's ability to pay dividends or make certain other payments, incur additional debt, consolidate or merge into another corporation or sell assets and make capital expenditures. The note also requires the Company to maintain certain financial ratios and specified levels of consolidated net worth. On January 20, 2004, the Company paid off its 9.22% term notes due February 5, 2005. Payment of $17,498,000 included accrued interest of $85,400 and a prepayment fee of $690,600. Deferred financing costs of $735,000 will be expensed in 2004 as a result of the debt pay-off.

On February 4, 2002, the Company entered into a 3-year credit agreement with Bank of America, N.A., as agent, to borrow up to $55,000,000 on a revolving basis. The amount of borrowings allowed under the credit agreement is determined by the amount of eligible receivable and inventory amounts that make up the borrowing base. Loans made pursuant to the credit agreement bear interest, at the Company's option, at the bank's prime rate or the reserve adjusted LIBOR plus an applicable margin based on the ratio, from time-to-time, of the Company's EBITDA (as defined in the credit agreement) to certain "fixed charges," including principal paid on funded debts, cash interest expense, dividends, stock repurchases and certain other distributions made, cash amount of taxes paid and net capital expenditures made from time-to-time. The applicable margin for prime rate loans may vary between 0% and .25% per annum, and the applicable margin for LIBOR-based loans may vary between 2% and 2.75% per annum. Fees will be payable from time-to-time with respect to letters of credit issued pursuant to the credit agreement at a rate equal to the margin payable with respect to LIBOR-based revolving loans. An annual commitment fee of 3/8% is payable on any unused portion of the facility. The terms of the credit agreement place various restrictions on the Company's ability to pay dividends or make certain other payments, incur additional debt, consolidate or merge into another corporation or sell assets and to make capital expenditures. The credit agreement also requires the Company to maintain certain financial ratios and specified levels of consolidated net worth. This $55,000,000 credit facility replaced the Company's $25,000,000 multi-currency revolving credit facility. As of December 31, 2003, the Company had $18,853,000 available under this credit agreement.

To finance the Serrot acquisition in February 2002, the Company had to pay off its 7.34% notes with two lenders in the amount of $20,000,000 plus $1,500,000 of pre-tax make-whole cost to extinguish the debt. The Company recognized a loss on the extinguishment of debt of approximately $1,278,000 reported as Other Expense. The Company entered into the 3-year term facility and the credit agreement described above to complete the acquisition and to refinance the 7.34% notes.

At December 31, 2003, the Company had five local foreign credit facilities. It had credit facilities with two German banks in the amount of EUR 5,100,000. These revolving credit facilities are secured by a corporate guarantee and bear interest at various market rates. These credit facilities are used primarily to guarantee the performance of European installation contracts and temporary working capital requirements. At December 31, 2003, the Company had EUR 3,064,000 available under these credit facilities with EUR 2,036,000 of bank guarantees outstanding. The Company had two credit facilities with an Egyptian bank in the amount of EGP (Egyptian Pounds) 15,000,000. These credit facilities bear interest at various market rates and are primarily for cash management purposes. At December 31, 2003, the Company had EGP 15,000,000 available under these credit facilities. The Company had a credit facility with a Canadian bank in the amount of Canadian dollar 500,000 that bears interest at market rate, secured by working capital. At December 31, 2003, the Company had the full amount available under this line.

Summarized below are the maturities of long-term debt of the Company during the next five years and thereafter and represents the maturities on the note agreement, which was prepaid in full on January 20, 2004.

Year Ending December 31,

(in thousands)
2004	$4,914
2005	11,808
2006	—

(10) Business combination

On February 4, 2002, the Company completed the purchase of all the outstanding stock of Serrot International, Inc. (Serrot) from Waste Management Holdings, Inc. (WMI) at an adjusted purchase cost of $11,966,000, which included $338,000 of debt assumed. Serrot was also an international manufacturer and installer of geomembrane liner systems. The purchase excluded Serrot's roofing materials business, all of its U.S. manufacturing plants and certain other assets. The total cost of the acquisition was $16,398,000, which includes the purchase price and after tax costs associated with severance, legal and closing a Serrot plant. The Company recorded the transaction using the purchase method of accounting resulting in the recognition of $25,966,000 of negative goodwill representing the excess fair value of the assets acquired over the purchase cost after its allocation to Serrot's long-lived assets. The gain is not tax affected due to the gain being a permanent difference. The results of operations of Serrot are included in the Company's consolidated results of operations from the date of acquisition. The negative goodwill was recognized as an extraordinary gain for the year ended December 31, 2002.

In conjunction with the purchase, the Company established a pre-tax liability of $7,700,000 for estimated severance, legal fees, and other costs associated with the involuntary termination of 150 Serrot employees and the closing of a Serrot plant. Through December 31, 2003, approximately $7,202,000 of these costs have been paid.

The costs summarized as follows:

	Liability recorded with purchase	Paid in 2002 & 2003	Payable in 2004

(in thousands)
Involuntary termination costs	$5,534	$5,400	$134
Other costs	$2,166	$1,802	$364

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of February 4, 2002:

February 4, 2002

(in thousands)
Cash	$12,406
Accounts receivable, net	31,940
Inventory	6,013
Deferred tax asset	18,366
Other current assets	1,963
Real estate held for sale	1,281
Accounts payable and accrued liabilities	(20,821)
Severance and merger costs accrual	(7,700)
Long term debt	(337)
Deferred tax liability	(3,710)
Minority interest	(1,804)
Negative goodwill (recorded as Extraordinary gain)	(25,966)

Cash paid for acquisition	$11,631

Unaudited pro forma combined operating results of the Company and Serrot assuming the merger was completed as of January 1, 2002, are summarized as follows:

Year ended December 31, 2002

(in thousands, except per share amounts)
Sales & Operating Revenue	$275,653
Net Income Before Extraordinary Items	$10,960
Basic Earnings Per Share Before Extraordinary Items	$0.98
Diluted Earnings Per Share Before Extraordinary Items	$0.94

The pro forma information includes adjustments for changes to interest costs related to new financing obtained in conjunction with the acquisition and decreased depreciation expense of acquired property and equipment as a result of the allocation of negative goodwill to long-lived assets. The pro forma information excludes an extraordinary gain of $25,966,000 resulting from excess negative goodwill.

The pro forma information is not necessarily indicative of the results of operations had the transaction been effected on the assumed date or the results of operations for any future periods.

(11) Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. The Company had $16,722,000 and $21,602,000 of fixed-rate debt instruments at December 31, 2003 and 2002 with fair values of approximately $17,825,335 and $23,408,000, respectively. The fair value of long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The difference between the fair value and the carrying value represents the theoretical net discount or premium the Company would receive or have to pay to retire all debt at such date. The Company retired this debt in full on January 20, 2004, with a payment of $17,498,000.

(12) Per share information

The following table sets forth the weighted average shares for the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2003	2002	2001

(in thousands)
Weighted average common shares outstanding	11,497	11,197	11,045
Dilutive securities—stock options	601	451	49

Weighted average common shares outstanding assuming full dilution	12,098	11,648	11,094

Stock options whose exercise price was greater than the average market price of the Company's stock during the year are not included in the calculation of weighted average common shares outstanding assuming full dilution because the effect of including those shares would be anti-dilutive.

(13) Stockholders' equity

On September 18, 1998, the Company's board of directors adopted a stock repurchase plan under which the company was authorized to repurchase up to 1,000,000 shares of its outstanding common stock in open market transactions depending on market conditions. This amount was increased to 3,000,000 as of December 31, 2000. As of December 31, 2003, stockholders' equity included 1,404,357 shares repurchased under the plan at an aggregate cost of $4,751,000.

The Company's board of directors adopted a qualified employee stock purchase plan on October 16, 1991, effective January 1, 1992. The plan as subsequently amended and restated authorizes the issuance of up to 100,000 shares of common stock for purchase by participating employees, as defined in the plan, at a 15% discount from the market price through December 1, 2006. As of December 31, 2003 and 2002, 67,193 and 62,931 shares, respectively, had been issued under this plan. During

January 2004, the Company issued an additional 2,031 shares under this plan. After this issuance of shares, the employee stock purchase plan was terminated.

In 1986, the Company's board of directors adopted an employee stock option plan (the "1986 Employee Plan"). This Plan, as amended, permitted up to 850,000 stock options to be granted. The plan permitted the grant of both "incentive" and "non-qualified" stock options to employees of the Company. Each option is exercisable for a period of up to ten years after it is granted. Unless the terms of the option specify otherwise, options may be exercised in respect of 33 1/3%, 66 2/3% and 100% of the shares covered, upon the third, fourth and fifth anniversaries of the date of grant. The option price cannot be less than the fair market value of the shares on the date the option is granted.

In 1995, the Company's board of directors adopted the 1995 Incentive Stock Plan (the "1995 Employee Plan"). The 1995 Employee Plan, as subsequently amended and restated in 2001, permits the grant of up to 2,400,000 stock awards. This authorized amount has been reduced by any options exercised or outstanding under the 1986 Employee Plan. The 1995 Employee Plan provides for the grant of (i) non-qualified stock options, (ii) incentive stock options, (iii) shares of restricted stock, (iv) shares of phantom stock, and (v) stock bonuses (collectively, "Incentive Awards"). In addition, the 1995 Employee Plan permits the grant of cash bonuses payable when a participant is required to recognize income for federal income tax purposes in connection with the vesting of shares of restricted stock or the grant of a stock bonus. Key employees, including officers (whether or not they are directors), of the Company and its subsidiaries are eligible to participate in the 1995 Employee Plan. Each non-qualified stock option issued under the 1995 Employee Plan is granted for a period up to seven years after it is granted and may be exercised in respect of 50% and 100% of the shares covered upon the first and second anniversaries of the date of grant. The option price cannot be less than the fair market value of the shares on the date the option is granted.

During 1988, the Company's board of directors adopted a director stock option plan (the "1988 Director Plan"), which permits the grant of up to 75,000 "non-qualified" stock options to non-employee directors. The terms of this plan are substantially the same as those of the 1986 Employee Plan. This Plan was terminated in December 1995 and subsequently replaced by the 1996 Non-Qualified Stock Option Plan for Non-Employee Directors.

During 1996, the Company's board of directors adopted the 1996 Non-Qualified Stock Option Plan for Non-Employee Directors (the "1996 Director Plan"). The 1996 Director Plan authorizes an aggregate of 100,000 shares, of non-qualified stock options to be issued to non-employee directors. The 1996 Director Plan provides for the automatic annual grant to each non-employee director of a five year option to purchase 2,000 shares of common stock at an exercise price equal to the market price on the date of grant. The options will be granted immediately following each annual meeting of stockholders, with each option to vest and become exercisable in its entirety one year from the date of grant.

The stock option activity under each plan is set forth below:

	1986 Employee Plan		1988 Director Plan		1995 Employee Plan		1996 Director Plan
	Shares Under Option	Weighted Average Option Price Per Share	Shares Under Option	Weighted Average Option Price Per Share	Shares Under Option	Weighted Average Option Price Per Share	Shares Under Option	Weighted Average Option Price Per Share

Outstanding at December 31, 2000	78,000	$7.17	15,000	$6.75	1,225,700	$5.12	48,000	$4.73
Granted	—	—	—	—	398,000	$2.63	10,000	$2.65
Exercised	—	—	—	—	—	—	—	—
Cancelled	—	—	—	—	(49,500)	$3.40	(8,000)	$6.88

Outstanding at December 31, 2001	78,000	$7.17	15,000	$6.75	1,574,200	$3.43	50,000	$3.97
Granted	—	—	—		275,500	$8.85	10,000	$8.95
Exercised	(20,000)	$5.73	—		(291,200)	$4.29	(6,000)	$4.87
Cancelled	(1,000)	$7.62	—	—	(20,000)	$2.39	(2,000)	$4.87

Outstanding at December 31, 2002	57,000	$7.67	15,000	$6.75	1,538,500	$4.26	52,000	$4.79
Granted	—	—	—	—	—	—	10,000	$13.00
Exercised	(2,000)	$7.62	(5,000)	$7.00	(155,250)	$3.15	(16,000)	$5.08
Cancelled	—	—	—	—	(11,000)	$3.20	—	—

Outstanding at December 31, 2003	55,000	$7.67	10,000	$6.63	1,372,250	$4.39	46,000	$6.47

Options exercisable	55,000	$7.67	10,000	$6.63	1,235,000	$3.90	36,000	$4.66

Options available for future grants	—		—		292,654		32,000

All outstanding options were priced between $2.32 and $11.13 per share at December 31, 2003. The weighted average of the remaining contractual life for the outstanding options at December 31, 2003, was 3.76 years. The weighted average price of options outstanding during 2003, 2002 and 2001 was $4.59, $5.47, and $3.65, respectively.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. In 2003, compensation expense of $386,000 has been recognized under the 1995 Employee Plan for the extension of certain options' expiration dates. In 2002 and 2001, no compensation expense has been recognized for its 1996 Director Plan and unrestricted stock options from the 1995 Employee Plan.

The estimated fair value of stock options issued in 2003, 2002 and 2001 was $57,261, $1,674,000, and $552,000 respectively.

Paid-in capital was increased $940,000 for tax benefits of exercised stock options in 2003.

(14) Income taxes

Domestic and foreign income/(loss) before income taxes and extraordinary items were as follows:

	Year Ended December 31,
	2003	2002	2001

((in thousands)
Domestic	$16,698	$8,615	$(251)
Foreign	14,821	12,643	2,851

Total	$31,519	$21,258	$2,600

The provision (benefit) for income taxes before extraordinary items consisted of the following:

	Year Ended December 31,
	2003	2002	2001

(in thousands)
Current expense (benefit):
U.S.
Federal	$5,166	$(3,183)	$(963)
State	912	(362)	(21)

Total U.S	6,078	(3,545)	(984)
Foreign	2,712	4,104	1,457

Total current	8,790	559	473
Deferred expense (benefit):
U.S.
Federal	666	7,375	(277)
State	371	632	(24)

Total U.S	1,037	8,007	(301)
Foreign	921	(198)	1,050

Total deferred	1,958	7,809	749

Total provision for income taxes before extraordinary items	$10,748	$8,368	$1,222

A reconciliation between the provision for income taxes before extraordinary items and income taxes computed by applying the statutory rate is as follows:

	Year Ended December 31,
	2003	2002	2001

(in thousands)
Tax provision at statutory rate	$11,078	$7,440	$884
Add (deduct):
Amortization of goodwill	—	—	286
Meals and entertainment disallowance	532	534	269
Foreign exchange loss on U.S. dollar amounts in foreign operations that have U.S. dollar functional currency	(868)	—	—
Taxable differential for foreign subsidiaries	(680)	(39)	240
State income taxes	835	222	(30)
Foreign earnings	—	150	—
Other, net	(149)	61	(427)

	$10,748	$8,368	$1,222

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities were as follows at December 31:

	2003	2002

(in thousands)
Deferred tax assets:
Accrued expenses	$5,289	$7,553
Foreign tax credit	1,280	166
Excess of tax basis over book basis	1,145	2,131
Other	—	61

	7,714	9,911

Deferred tax liabilities:
Long-term contracts	—	252

	—	252

Total deferred tax asset	$7,714	$9,659

Undistributed retained earnings of the Company's foreign subsidiaries amounted to approximately $12,169,000 at December 31, 2003. Provision for U.S. federal and state income taxes has not been provided for earnings considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. For earnings not considered to be indefinitely reinvested, the Company has determined that any U.S. income tax will be offset by a corresponding foreign tax credit, and therefore no provision has been provided on these amounts.

(15) Employee benefit plans

The Company has a defined contribution employee benefit plan under which substantially all U.S. employees are eligible to participate. The Company matches a portion of the employees' contributions. The Company contributed $626,000, $575,000, and $495,000 to the plan during the years ended December 31, 2003, 2002 and 2001, respectively. Under the terms of the plan, contributions to the plan may be discontinued at any time.

(16) Pension plan

The Company's German subsidiary has an unfunded pension plan providing benefits to three former employees. The plan provides fixed minimum pension payments at retirement age. There are no assets held in outside funds.

The Company has adopted FAS 132, "Employers' Accounting for Pensions;" however, to the extent pension costs under German law exceed amounts computed under FAS 132, those additional amounts are recorded by the Company. Pension obligations were reduced in 2003 resulting in a reduction of the accrual of expense of $481,000. Pension expense for the years ended December 31, 2002, and 2001 was $165,000, and $70,000 respectively. The actuarial present value of accumulated benefits was $1,189,000, and $1,366,000, as of December 31, 2003 and December 31, 2002, respectively. The projected benefit obligation for service rendered to date, net of unrecognized prior service cost, was $1,189,000, and $1,366,000, as of December 31, 2003 and 2002, respectively.

The computation assumed a discount rate on benefit obligations of 5.25%, annual salary increases of 2% and annual benefit increases of 2% for 2003 and a discount rate on benefit obligations of 6%, annual salary increases of 2% and annual benefit increases of 2% for 2002.

(17) Concentration of credit risk

Accounts receivable, as financial instruments, could potentially subject the Company to concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and may require customers to provide letters of credit to guarantee payments. During 2003 and 2002, one customer accounted for 20% and 14% of sales and operating revenue, respectively. During 2001, no single customer accounted for 10% or greater of total net sales.

The Company establishes reserves for doubtful accounts on a case-by-case basis when it is believed that the required payment of specific amounts owed to the Company is unlikely to occur. The Company derives a majority of its revenue from sales and services to domestic and international municipal and private companies engaged in waste management, mining, water and wastewater treatment, aquaculture and other industrial activities. The Company has receivables from customers in various countries. The Company generally does not require collateral or other security to support customer receivables. If the customers' financial condition were to deteriorate or their access to freely convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.

(18) Commitments and contingencies

Product warranties and insurance coverage

The Company's products are sold and installed with specified limited warranties as to material quality and workmanship. These limited warranties may last for up to 20 years, but are generally limited to repair or replacement by the Company of the defective liner or the dollar amount of the contract involved, on a prorated basis. The Company may also indemnify the site owner or general contractor for other damages resulting from negligence of the Company's employees. The company accrues a warranty reserve based on estimates for warranty claims. This estimate is based on historical claims history and current business activities and is accrued as a cost of sales in the period such business activity occurs. The table below reflects a summary of activity of the Company's continuing operations for warranty obligations through December 31, 2003:

Warranty Obligations

(in thousands)
Balance at December 31, 2002	$3,583
Application/reduction of warranty obligations	(396)
Provision/addition of warranty obligations	431

Balance at December 31, 2003	$3,618

Although the Company is not exposed to the type of potential liability that might arise from being in the business of handling, transporting or storing hazardous waste or materials, the Company could be susceptible to liability for environmental damage or personal injury resulting from defects in the Company's products or negligence by Company employees in the installation of its lining systems. Such liability could be substantial because of the potential that hazardous or other waste materials might leak out of their containment system into the environment. The Company maintains liability insurance, which includes contractor's pollution liability coverage in amounts which it believes to be prudent. However, there is no assurance that this coverage will remain available to the Company. While the Company's claims experience to date may not be a meaningful measure of its potential exposure for product liability, the Company has experienced no material losses from defects in products and installations.

Bonding—Bank Guarantees

The Company, in some direct sales and installation contracting situations, is required to post performance bonds or bank guarantees as part of the contractual guarantee for its performance. The performance bonds or bank guarantees can be in the full amount of the contracts. To date the Company has not received any claims against any of the posted securities, most of which terminate at the final completion date of the contracts.

Litigation and claims

On January 6, 2003, a judgment was entered against the company in the United States District court for the Northern District of Texas for damages arising out of the alleged patent infringement activities of Serrot conducted prior to the acquisition of Serrot by the Company. The jury in Dallas determined that Serrot had willfully infringed upon two patents held by Poly-America, L.P., one for the manufacturing process and a second patent for the smooth edge textured sheet produced on round die blown film manufacturing equipment. On August 28, 2003, the court issued an opinion and order on post trial motions, including a reduced judgment in the amount of $11,965,158, together with prejudgment interest in the sum of $3,081,050, post-judgment interest at the rate of 1.29% per annum, and taxable costs of the court. The court denied the request of Poly-America, L.P. for treble damages and attorneys' fees. The Company posted an amended $18,055,699 supersedeas appeal bond and entered into a Collateral Agreement with an insurance company whereby the Company deposited funds equal to the bond amount. The amount has been recorded as Restricted Cash. The Collateral Agreement provides for interest on the deposited fund, which interest accrues to the Company's benefit. On September 29, 2003, the Company filed an appeal to the U.S. District Court of Appeals for the Federal Circuit in Washington, D.C. and on December 16, 2003, filed its appeals brief. On the advice of legal counsel, the Company anticipates a favorable ruling on its appeal. However, such an outcome is not assured. No amount has been accrued for this judgment.

The Company and its directors have been named in three putative class action lawsuits filed in January 2004 in the Delaware Court of Chancery (Calhoun v. Gundle/SLT Environmental, Inc., et al, C.A. No. 153-N, Twist Partners LLP v. Badawi, et al, C.A. No. 150-N, and Bell v. Gundle/SLT Environmental, Inc., et al, C.A. No. 169-N) related to the proposed merger. Code Hennessy & Simmons LLC, GEO Sub Corp., and GEO Holdings Corp. have also been named in one or more of these cases. These complaints allege that the Company's directors breached their fiduciary duties by allegedly failing to auction the Company, to undertake an appropriate evaluation of the Company as a merger/acquisition candidate, to act independently to protect its stockholders, and to ensure that no conflicts of interest existed or that any conflicts were resolved in "the best interests of GSE's public shareholders." The complaints seek, among other relief, to enjoin the merger or to rescind it if approved by stockholders and consummated and to obtain unspecified damages from the defendants. On February 10, 2004, the Delaware Court of Chancery entered an order consolidating the three actions for all purposes and requiring the plaintiffs to file a consolidated amended complaint as soon as practicable. As of March 11, 2004, the plaintiffs have not amended their complaint.

The Company and its directors believe these suits are without merit, and intend to vigorously defend the litigation. These or similar lawsuits may jeopardize the merger, since their existence could result in the failure of one or more conditions precedent to GEO Holdings' obligation to conclude the merger and thus permit GEO Holdings to terminate the merger agreement and abandon the merger should it desire to do so. If the merger is not enjoined, GEO Holdings may elect to complete the merger; however, representatives of GEO Holdings have advised the Company that GEO Holdings has no intention of waiving any conditions that may not be satisfied as a result of this pending litigation or otherwise waiving any of its rights at this time.

On January 14, 2004, the Company received a letter from Shire Equipment Leasing Corporation ("Shire") relating to litigation instituted by Wembley Ltd., the holder of record of 4,557,143 shares of our common stock and the Company's largest stockholder. Wembley seeks a declaratory judgment that neither Pro Air, Inc., which was declared bankrupt in 2003, nor Shire, its assignee, ever acquired an ownership interest in 1.1 million of these shares which are currently and have been held of record continuously by Wembley. Shire disputes this contention and indicates that it will seek recovery (a) against Wembley and, if Wembley is unable to satisfy any such judgment, (b) against the Company for as much as $200 million in alleged consequential damages resulting from its and/or Pro Air's inability to own and sell the Company shares, if and to the extent that the Company acted in concert with Wembley "to thwart the (allegedly) rightful transfer" of the Company shares to which Shire makes claim.

The Company believes that this dispute is between Wembley and Shire. Accordingly, should such a claim be forthcoming, the Company intends to defend itself vigorously. Upon conclusion of the merger, the Company requested all the Company stockholders to surrender their certificates for cancellation in exchange for payment of the merger consideration. The Company paid the merger consideration to the party that submitted, in the form required for "good delivery," the stock certificate in controversy.

The Fort Worth District Office of the Securities and Exchange Commission has inquired of the Company about a sale of its common stock in late September 2003 by a former non-U.S.-resident Company director. The shares were sold through a brokerage account on which the Company's president and chief executive officer was listed as a contact person, without any beneficial or other interest. The sale was made shortly before the Company announced it would not meet earnings expectations. The chief executive officer has informed the Company that he has no reason to believe that the non-resident former director, who left the Board several years ago, possessed any non-public information at the time of sale. The Company has voluntarily produced information and documents in connection with the former director's sale, as requested by the Securities and Exchange Commission in November 2003 and January 2004. The Company has no knowledge of any wrongdoing on its part or that of any affiliates, officer or the former director and intends to continue to cooperate fully in respect of this inquiry.

The Company is involved in other litigation arising in the ordinary course of business, which in the opinion of management, will not have a material adverse effect on the Company's financial position or results of operations.

Operating Leases

The Company leases certain equipment through operating lease arrangements of varying terms. Annual rental expense under the terms of non-cancelable operating leases is less than 1% of consolidated revenues.

(19) Plant Closing

In September 2002, the Company committed to a restructuring plan involving the closure of its Calgary plant and relocation of its main production line to Houston. The Company established a liability of $700,000 for the costs of closure, primarily the estimated severance-related costs associated with the involuntary termination of 41 employees pursuant to this plan. The charge was reported as an expense in the Company's 2002 consolidated statement of operations. All amounts have been paid as of December 31, 2003.

(20) Segment Information

The Company operates exclusively in the geosynthetic liner market. Substantially all sales and operating revenues result from the sale and installation of the Company's manufactured products. These products are manufactured and sold in various locations throughout the world using similar raw materials (polyethylene resin), production processes (flat or round die extrusion) and distribution channels (product and installation sales made directly to customers or through representatives of the Company).

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information allows the aggregation of an enterprise's segments if they are similar. The Company operates in different geographic areas, however, the Company has reviewed the aggregation criteria and determined that the Company operates as one segment based on the high degree of similarity of the following aspects of the Company's operations:

–>
nature of the products and services,

–>
raw materials and production processes used,

–>
customers and markets served,

–>
methods used to distribute products and services,

–>
effects of regulatory influences on the market, and the economic characteristics of the products and services in different geographical areas.

	Years Ended
	2003	2002	2001

(in thousands)
Sales to unaffiliated customers (based on the geographic location of the customer):
United States	$161,112	$165,680	$93,136
Europe	61,181	63,745	51,979
Latin & South America	15,430	10,704	9,339
Far East/Pacific Rim	15,683	11,650	10,966
Africa and Middle East	13,794	8,655	7,473
Other	7,418	6,536	516

Only sales to one country, the United States, accounted for more than 10% of total sales. Sales into other countries, accounting for less than 10% of total sales, have been aggregated into geographic regions for this presentation. Year 2003 includes the effects of the acquisition of the Egyptian joint venture interest. Prior to 2003, Egypt was accounted for under the equity method.

	Years Ended
	2003	2002	2001

(in thousands)
Long lived assets (principally property, plant and equipment):
United States	$20,553	$23,984	$23,875
Germany	5,049	3,534	3,084
Thailand	4,681	4,094	4,693
Other	2,848	1,399	1,703

Only long-lived assets in the United States, Germany and Thailand accounted for more than 10% of total long-lived assets.

(21) Condensed Consolidated Guarantor and Non-Guarantor Financial Information

The payment obligations of the Company under the senior notes are guaranteed by all of the Company's domestic subsidiaries other than Bentofix Technologies (USA), Inc. ("Subsidiary Guarantors"). Each of these Subsidiary Guarantors is included in the Company's consolidated financial statements and has fully and unconditionally guaranteed the senior notes on a joint and several basis. Separate financial statements and other disclosures concerning the Subsidiary Guarantors have not been presented because management believes that such information is not material to investors. The following supplemental financial information sets forth, on a combined basis, balance sheet, statement of operations and statement of cash flows information for the Subsidiary Guarantors, the Company's non-guarantor subsidiaries and for the Company.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2003
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$68	$42,934	$4,897	$—	$47,899
Accounts receivable, net	—	22,525	28,609	(4,574)	46,560
Contracts in progress	—	247	464	—	711
Inventory	—	16,605	16,696	(70)	33,231
Deferred income taxes	—	4,251	1,336	—	5,587
Other current assets	—	32	572	—	604

Total current assets	68	86,594	52,574	(4,644)	134,592
Property, plant and equipment, net	—	21,373	13,078	(1,320)	33,131
Excess of purchase price over fair value of assets acquired, net	—	19,860	3,505	—	23,365
Deferred income taxes	—	2,127	—	—	2,127
Restricted cash	18,056	—	—	—	18,056
Other assets	735	979	518	—	2,232

	$18,859	$130,933	$69,675	$(5,964)	$213,503

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$—	$22,734	$14,853	$(4,574)	$33,013
Advance billings on contracts	—	1,271	1,510	—	2,781
Current portion of long-term debt	4,914	—	—	—	4,914
Income taxes payable	(870)	1,117	1,185	—	1,432

Total current liabilities	4,044	25,122	17,548	(4,574)	42,140
Long-term debt	11,808	—	—	—	11,808
Other liabilities	—	—	1,189	—	1,189
Minority interest	—	—	1,209	—	1,209
Investments in subsidiaries and intercompany	(38,846)	3,913	8,051	26,882	—
Stockholders' equity	41,853	101,898	41,678	(28,272)	157,157

	$18,859	$130,933	$69,675	$(5,964)	$213,503

	As of December 31, 2002
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$36	$33,479	$8,749	$—	$42,264
Accounts receivable, net	—	30,663	40,235	(15,183)	55,715
Contracts in progress	—	820	1,223	—	2,043
Inventory	—	17,248	10,415	(311)	27,352
Deferred income taxes	—	6,868	2,498	—	9,366
Other current assets	—	4,277	983	—	5,260

Total current assets	36	93,355	64,103	(15,494)	142,000
Property, plant and equipment, net	—	23,984	9,527	(500)	33,011
Excess of purchase price over fair value of assets acquired, net	—	19,860	2,669	—	22,529
Deferred income taxes	—	545	—	—	545
Other assets	1,415	2,810	—	—	4,225

	$1,451	$140,554	$76,299	$(15,994)	$202,310

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1	$34,747	$18,355	$(15,183)	$37,920
Advance billings on contracts	—	4,172	1,001	—	5,173
Current portion of long-term debt	4,292	367	31	—	4,690
Income taxes payable	(988)	614	2,326	—	1,952

Total current liabilities	3,305	39,900	21,713	(15,183)	49,735
Long-term debt	16,912	—	—	—	16,912
Deferred income taxes	—	—	252	—	252
Other liabilities	—	—	1,366	—	1,366
Minority interest	—	—	1,614	—	1,614
Investments in subsidiaries and intercompany	(61,129)	26,489	5,357	29,283	—
Stockholders' equity	42,363	74,165	45,997	(30,094)	132,431

	$1,451	$140,554	$76,299	$(15,994)	$202,310

CONDENSED STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2003
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
Sales and operating revenue	$—	$184,969	$110,474	$(20,825)	$274,618
Cost of products and services	—	147,715	88,877	(21,133)	215,459

Gross profit	—	37,254	21,597	308	59,159
Operating expenses	—	19,725	9,226	—	28,951

Operating income	—	17,529	12,371	308	30,208
Other expenses (income)	2,487	(18,188)	(2,315)	16,705	(1,311)

Income before income taxes	(2,487)	35,717	14,686	(16,397)	31,519
Provision for income taxes	(870)	7,984	3,634	—	10,748

Net income	$(1,617)	$27,733	$11,052	$(16,397)	$20,771

	For the Year Ended December 31, 2002
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
Sales and operating revenue	$—	$179,688	$119,319	$(32,037)	$266,970
Cost of products and services	—	144,313	97,848	(31,836)	210,325

Gross profit	—	35,375	21,471	(201)	56,645
Operating expenses	—	21,870	10,542	—	32,412

Operating income	—	13,505	10,929	(201)	24,233
Other expenses (income)	2,822	1,088	(1,714)	779	2,975

Income before income taxes	(2,822)	12,417	12,643	(980)	21,258
Provision for income taxes	(988)	5,450	3,906	—	8,368

Net income before extraordinary items	(1,834)	6,967	8,737	(980)	12,890
Extraordinary items	—	25,562	404	—	25,966

Net income	$(1,834)	$32,529	$9,141	$(980)	$38,856

	For the Year Ended December 31, 2001
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
Sales and operating revenue	$—	$111,764	$65,942	$(4,297)	$173,409
Cost of products and services	—	94,052	54,955	(4,402)	144,605

Gross profit	—	17,712	10,987	105	28,804
Operating expenses	—	17,569	7,846	—	25,415

Operating income	—	143	3,141	105	3,389
Other expenses (income)	(52)	3,111	291	(2,561)	789

Income before income taxes	52	(2,968)	2,850	2,666	2,600
Provision for income taxes	18	(1,303)	2,507	—	1,222

Net income	$34	$(1,665)	$343	$2,666	$1,378

CONDENSED STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2003
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
Net cash flow provided by (used in) operating activities	$52	$23,900	$18,297	$(25,404)	$16,845
Net cash flow used in investing activities:
Additions to property, plant & equipment	—	(3,530)	(4,145)	851	(6,824)
Proceeds from sale of assets	—	1,574	3,283	(851)	4,006
Cash received (paid) from the acquisition of a business, net of cash acquired	—	(4,012)	220	—	(3,792)

	—	(5,968)	(642)	—	(6,610)
Net cash flow provided by (used in) financing activities:
Revolver	—	—	—	—	—
Proceeds from new debt	—	—	—	—	—
Repayments of long-term debt	(4,482)	(368)	(91)	—	(4,941)
Proceeds from the exercise of stock options	645	—	—	—	645
Repurchase of common stock	(397)	—	—	—	(397)
Intercompany financing	4,214	(8,109)	(21,509)	25,404	—

	(20)	(8,477)	(21,600)	25,404	(4,693)
Effect of exchange rate changes on cash	—	—	93	—	93

Net increase in cash and cash equivalents	32	9,455	(3,852)	—	5,635
Cash and cash equivalents at beginning of year	36	33,479	8,749	—	42,264

Cash and cash equivalents at end of year	$68	$42,934	$4,897	$—	$47,899

	For the Year Ended December 31, 2002
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
Net cash flow provided by (used in) operating activities	$(2,736)	$29,333	$7,030	$2,999	$36,626
Net cash flow provided by (used in) in investing activities:
Additions to property, plant & equipment	—	(6,112)	(1,703)	500	(7,315)
Proceeds from sale of assets	—	858	941	(500)	1,299
Cash received (paid) from the acquisition of a business, net of cash acquired	—	(5,953)	6,728	—	775
Sale of joint venture, net of cash sold	—	150	(1,107)	—	(957)
Other		150	—	—	150

	—	(10,907)	4,859	—	(6,048)
Net cash flow provided by (used in) financing activities:
Revolver	(5,000)	—	—	—	(5,000)
Proceeds from new debt	25,000	—	128	—	25,128
Repayments of long-term debt	(23,796)	(163)	(404)	—	(24,363)
Proceeds from the exercise of stock options	1,429	—	—	—	1,429
Payment of financing fees	(2,037)	—	—	—	(2,037)
Intercompany financing	7,174	1,257	(5,432)	(2,999)	—

	2,770	1,094	(5,708)	(2,999)	(4,843)
Effect of exchange rate changes on cash	—	—	366	—	366

Net increase in cash and cash equivalents	34	19,520	6,547	—	26,101
Cash and cash equivalents at beginning of year	2	13,959	2,202	—	16,163

Cash and cash equivalents at end of year	$36	$33,479	$8,749	$—	$42,264

	For the Year Ended December 31, 2001
	Gundle (Parent)	US Guarantor	Non US Non-Guarantor	Consolidating Entries	Consolidated

(in thousands)
Net cash flow provided by operating activities	$34	$10,791	$3,870	$1,093	$15,788
Net cash flow used in investing activities:
Additions to property, plant & equipment	—	(7,794)	(1,764)	—	(9,558)
Proceeds from sale of assets	—	350	147	—	497

	—	(7,444)	(1,617)	—	(9,061)
Net cash flow provided by (used in) financing activities:
Proceeds from new debt	5,000	—	—	—	5,000
Repayments of long-term debt	(5,000)	(152)	(522)	—	(5,674)
Proceeds from the exercise of stock options	17	—	—	—	17
Repurchase of common stock	(74)	—	—	—	(74)
Intercompany financing	23	980	90	(1,093)	—

	(34)	828	(432)	(1,093)	(731)
Effect of exchange rate changes on cash	—	—	(1,103)	—	(1,103)

Net increase in cash and cash equivalents	—	4,175	718	—	4,893
Cash and cash equivalents at beginning of year	2	9,784	1,484	—	11,270

Cash and cash equivalents at end of year	$2	$13,959	$2,202	$—	$16,163

CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands except share data)

	Successor	Predecessor
	June 30, 2004	December 31, 2003

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,453	$47,899
Accounts receivable, net	61,600	46,560
Contracts in progress	10,050	711
Inventory	36,899	33,231
Deferred income taxes	3,486	5,587
Prepaid expenses and other	4,217	604

Total current assets	126,705	134,592
Property, plant and equipment, net	98,573	33,131
Excess of purchase price over fair value of net assets acquired, net	52,470	23,365
Customer lists and other intangible assets	23,830	0
Deferred income taxes	8,948	2,127
Restricted cash	18,573	18,056
Deferred financing costs and other assets, net	14,833	2,232

	$343,932	$213,503

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$46,390	$33,013
Advance billings on contracts in progress	2,287	2,781
Current portion of long-term debt	4,436	4,914
Short term debt	20,682	0
Income taxes payable	0	1,432

Total current liabilities	73,795	42,140
Long-term debt	171,372	11,808
Other liabilities	2,750	1,189
Deferred taxes	30,479	0
Minority interest	2,303	1,209
Stockholders' equity:
Common stock, $.01 par value, 30,000,000 shares authorized, 18,619,668 shares issued	0	186
Common stock, $.01 par value, 3,700,000 shares authorized, 2,985,360 shares issued	30	0
Additional paid-in capital	60,599	72,756
Retained earnings	1,899	119,920
Accumulated other comprehensive income	705	1,870

	63,233	194,732
Treasury stock at cost, 7,089,261 and -0- shares	0	(37,575)

Total stockholders' equity	63,233	157,157

	$343,932	$213,503

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands except earnings per share data)
(unaudited)

	Successor	Predecessor
	May 18 to June 30, 2004	January 1 to May 17, 2004	Six Months Ended June 30, 2003

Sales and operating revenue	$49,027	$70,393	$126,000
Cost of products & services	39,304	60,107	101,559

Gross profit	9,723	10,286	24,441
Selling, general and administrative expenses	4,290	12,430	14,497
Expenses related to CHS acquisition	0	5,863	309

Operating income (loss)	5,433	(8,007)	9,635
Other (income) expenses:
Interest expense	2,449	1,639	1,483
Interest income	(82)	(188)	(251)
Foreign exchange (gain) loss	22	131	(599)
Minority interest	84	(31)	66
Other (income) expense, net	(35)	(272)	(523)

Income (loss) before income taxes	2,995	(9,286)	9,459
Income tax provision (benefit)	1,096	(2,310)	3,310

Net income (loss)	$1,899	$(6,976)	$6,149

Basic net income (loss) per share	$0.64	$(0.60)	$0.54

Diluted net income (loss) per share	$0.58	$(0.60)	$0.51

Weighted average common shares outstanding:
Basic	2,985	11,542	11,462

Diluted	3,253	11,542	12,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)
(unaudited)

	Successor	Predecessor
	May 18 to June 30, 2004	January 1 to May 17, 2004	Six Months Ended June 30, 2003

Cash flows from operating activities:
Net income (loss)	$1,899	$(6,976)	$6,149
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	974	2,998	4,434
Amortization of intangibles	521	0	0
Amortization of debt issuance costs	162	736	340
Amortization of non-compete agreement	11	42	0
Deferred income taxes	411	(1,162)	236
Stock option compensation	0	1,490
Minority interest	84	(31)	66
Gain on sale of assets	(31)	(190)	(584)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(15,260)	450	(6,796)
Contracts in progress	(5,862)	(3,480)	(5,968)
Inventory	3,913	(7,020)	(2,654)
Accounts payable and accrued liabilities	8,458	5,262	(9,560)
Advance billings on contracts in progress	449	(935)	1,836
Income taxes payable	(350)	(2,678)	344
Other assets and liabilities	515	(3,532)	8,593
Restricted cash	517	0	(14,703)

Net cash used in operating activities	(3,589)	(15,026)	(18,267)

Cash flows from investing activities:
Additions to property, plant and equipment	(1,438)	(3,050)	(3,787)
Proceeds from sale of equipment	39	260	646
Cash paid for CHS acquisition including expenses, net of cash acquired	(221,466)	0	0
Cash paid for acquisitions, net of cash acquired	0	0	(3,792)

Net cash used in investing activities	(222,865)	(2,790)	(6,933)

Cash flows from financing activities:
Proceeds from short term debt	20,677	0	605
Proceeds from long term debt	175,000	806	0
Payment of financing fees	(14,072)	0	0
Proceeds from the exercise of stock options and purchases under the employee stock purchase plan	0	100	526
Proceeds issuance of common stock	55,229	0	0
Retirement of long-term debt	0	(16,723)	(2,582)

Net cash used in financing activities	236,834	(15,817)	(1,451)

Effect of exchange rate changes on cash	73	0	(130)

Net decrease in cash and cash equivalents	10,453	(33,633)	(26,781)
Cash and cash equivalents at beginning of the period	0	47,899	42,264

Cash and cash equivalents at end of the period	$10,453	$14,266	$15,483

The accompanying notes are an integral part of these condensed consolidated financial statements.

Gundle/SLT Environmental, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

General

On May 18, 2004, GEO Sub Corp., a newly formed entity controlled by Code Hennessy & Simmons IV (CHS IV), merged with and into the Company, with the Company surviving the "Merger", and each share of Company common stock converted into the right to receive $18.50 in cash, in a transaction valued at approximately $241.9 million. As a result of the Merger, all of the outstanding capital stock of the Company is owned by GEO Holdings, which is controlled by CHS IV, an entity controlled by Code Hennessy & Simmons (CHS).

The financial statements included herein prior to May 18, 2004 are those of the predecessor company. The financial statements subsequent to May 17, 2004 are those of the successor company and, as a result of the purchase price allocation discussed in Note 9, are not comparable to those of the predecessor company.

The accompanying unaudited, condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for the fair presentation of such financial statements for the periods indicated. Certain information relating to the Company's organization and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been condensed or omitted in these interim financial statements pursuant to Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission. However, the Company believes that the disclosures herein are adequate to make the information presented not misleading. The results for periods of January 1 through May 17, 2004, and May 18 through June 30, 2004, are not necessarily indicative of future operating results. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the predecessor company's Annual Report on Form 10-K for the year ended December 31, 2003.

The accounting policies followed by the Company in preparing interim condensed consolidated financial statements are similar to those described in the "Notes to Consolidated Financial Statements" in the predecessor company's Annual Report on Form 10-K for the year ended December 31, 2003.

Organization

Gundle/SLT Environmental, Inc., a Delaware corporation, through GSE Lining Technology, Inc. and the Company's other operating subsidiaries, is primarily engaged in the manufacture, sale and installation of geosynthetic lining systems.

Stock-Based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation, prior to May 18, 2004, the predecessor company had elected to continue to follow the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plans. Under APB 25, if the exercise price of employee stock options equal or exceed the fair value of the underlying stock on the date of grant, no compensation expense was recognized. The successor company has not granted any stock options other than those rollover options discussed in Note 5. The rollover options were recorded at fair market value in connection with the purchase price allocation discussed in Note 9.

Reclassifications

The accompanying consolidated 2003 financial statements contain certain reclassifications to conform to the presentation used in 2004.

(2) Inventory

Inventory is stated at the lower of cost or market. Cost, which includes material, labor and overhead, is determined by the weighted average cost method, which approximates the first in, first out cost method. Inventory consisted of the following (000's):

	Successor	Predecessor
	June 30, 2004	December 31, 2003

Raw materials and supplies	$9,625	$6,197
Finished Goods	27,274	27,034

	$36,899	$33,231

In connection with the Merger and the purchase price allocation discussed in Note 9, the successor company recorded an adjustment of approximately $900,000 to increase inventory as of May 18, 2004. This was due to adjusting inventory to a new basis which is current market less a reasonable margin.

(3) Income Taxes

The Company's provision for income taxes is recorded at the statutory rates adjusted for the effect of any permanent differences based on it expected total fiscal year results. The Company has various tax holidays in Thailand through 2014.

Domestic and foreign income/(loss) before income taxes were as follows in (000's):

	Period Ended
	Successor	Predecessor
	May 18, 2004 to June 30, 2004	January 1, 2004 to May 17, 2004	Six Months Ended June 30, 2003

Domestic	$2,053	$(9,492)	$3,981
Foreign	942	206	5,478

Total	$2,995	$(9,286)	$9,459

The provision (benefit) for income taxes consisted of the following (000's):

	Period Ended
	Successor	Predecessor
	May 18, 2004 to June 30, 2004	January 1, 2004 to May 17, 2004	Six Months Ended June 30, 2003

Current expense (benefit):
U. S.
Federal	$0	$0	$1,015
State	34	0	163

Total U. S.	34	0	1,178
Foreign	313	0	519

Total current expense (benefit)	$347	$0	$1,697

Deferred expense (benefit):
U. S.
Federal	$718	$(1,748)	$1,580
State	28	(157)	153

Total U. S.	746	(1,905)	1,733
Foreign	3	(405)	(120)

Total deferred expense (benefit)	$749	$(2,310)	$1,613

Total provision (benefit) for income taxes	$1,096	$(2,310)	$3,310

A reconciliation between the provision for income taxes and income taxes computed by applying the statutory rate is as follows (000's):

	Period Ended
	Successor	Predecessor
	May 18, 2004 to June 30, 2004	January 1, 2004 to May 17, 2004	Six Months Ended June 30, 2003

Tax provision at statutory rate:	$1,048	$(3,250)	$3,311
Add (deduct):
Non-deductible CHS transaction costs	0	1,479	0
Meals and entertainment disallowance	7	27	197
Foreign exchange	0	0	(150)
Taxable Differential for foreign subsidiaries	(4)	(302)	(1,283)
State income taxes	40	(102)	380
Impact of change in estimated effective annual tax rate	0	0	723
Other, net	5	(162)	132

Total provision (benefit) for income taxes	$1,096	$(2,310)	$3,310

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities were as follows (000's):

	Successor	Predecessor
	June 30, 2004	December 31, 2003

Deferred Tax Assets:
Other accruals	$4,705	$5,289
Foreign tax credit carryforward	1,280	1,280
Net operating loss carryforward	6,449	0
Excess of tax basis over book basis	0	1,145

Sub Total	12,434	7,714

Deferred Tax Liabilities:
Other	(240)	0
Customer lists and other liabilities	(8,306)	0
Excess of book basis over tax basis	(21,933)	0

Sub Total	(30,479)	0

Total deferred tax asset (liability)	$(18,045)	$7,714

Income taxes have not been provided for the equity in undistributed earnings of the Company's foreign subsidiaries of $13,409,000. Provision for U.S. federal and state income taxes has not been provided for earnings considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. For earnings not considered to be indefinitely reinvested, the Company has determined that any U.S. income tax will be offset by a corresponding foreign tax credit, and therefore no provision has been provided on these amounts.

As a result of the Transactions, for U.S. income tax purposes, the predecessor company is required to file a consolidated income tax return with the parent company. The tax provision for the successor period has been prepared as if the Company filed a separate tax return. There is currently no tax sharing agreement in place between the successor company and the new parent company.

(4) Warranty Reserve

The Company accrues a warranty reserve based on estimates for warranty claims. This estimate is based on historical claims and current business activities and is accrued as a cost of sales in the period such business activity occurs. The table below reflects a summary of activity of the Company's warranty reserve which is included in accounts payable and accrued liabilities in the accompanying balance sheet. (000's):

Balance at December 31, 2003	$3,618
Application/reduction of warranty obligations	(879)

Balance at May 17, 2004 (Predecessor Company)	2,739
Application/reduction of warranty obligation	(71)
Provision/addition of warranty obligations	118

Balance at June 30, 2004 (Successor Company)	$2,786

(5) Equity

All outstanding stock options granted under the predecessor company's equity incentive plans (other than certain options owned by management that were exchanged for options in the parent of the successor company), whether vested or unvested, entitled the holder to receive, upon completion of the Merger, cash in an amount equal to the product of (1) the excess, if any, of $18.50 per share merger consideration over the per share exercise price of the option and (2) the number of shares of common stock underlying the option. The Company recorded a before tax compensation charge of $1,490,000 for the acceleration of stock option vesting in the period from January 1, to May 17, 2004.

Each member of management that exchanged predecessor company options for a GEO Holdings option entered into an executive securities agreement, a stockholders agreement and an equity registration rights agreement. Pursuant to the executive securities agreement, the executives exchanged 40% of their options to purchase the predecessor company's common stock for an option to purchase the common stock of GEO Holdings. These rollover options were valued at $5.4 million using the Black-Scholes valuation method. GEO Holdings stockholders agreement provides restrictions on the executive's ability to vote their shares on certain matters and provides certain restrictions on the executive's ability to transfer the securities, including a right of first refusal to GEO Holdings and CHS. The equity registration rights agreement provides customary "demand" and "piggyback" registration rights to certain option holders.

(6) Related Party Transactions

Management Agreement with CHS Management IV LP

In connection with the Merger, the Company entered into a management agreement with GEO Holdings and CHS Management IV LP (a limited partnership (1) of which CHS is the general partner and (2) which is the general partner of CHS IV), or CHS Management. Pursuant to the management agreement, CHS Management provides certain financial and management consulting services to GEO Holdings and to the Company. In consideration of those services, the successor company pays fees to CHS Management in an aggregate annual amount of $2.0 million, payable in equal monthly installments. The successor company also agreed to reimburse CHS Management for its reasonable travel and other out-of-pocket expenses and pay additional transaction fees to them in the event we or any of our affiliates complete add-on acquisitions. The successor company also provide customary indemnification to CHS Management. In connection with the structuring and implementation of the Merger and related financing transactions, the Company paid CHS Management fees in the aggregate amount of $5.0 million at the completion of the Merger. Under the Management Agreement, the

Company agreed to pay CHS Management a fee equal to 5% of the proceeds of the Company's capital stock purchased from time to time by CHS Management or its affiliates. The management fee is subordinated to the prior payment in full of principal, interest and premium due and owing under our new senior credit facility and the indenture governing the notes, but the successor company may pay the management fee at all times except during certain events of default under our new senior credit facility or under the indenture governing the notes. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted.

(7) Stock Based Compensation

Predecessor Company Stock Option Pro Forma

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value method, in accordance with Statement of Financial Accounting Standards No. 123, had been applied to all outstanding and unvested awards in each period. (000's)

	January 1 to May 17, 2004	Six months ended June 30, 2003

Net income (loss) applicable to common stockholders:
As reported	$(6,976)	$6,149
Add: Stock-based employee compensation included in reported net income net of tax	924	0
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	246	388

Pro forma net income (loss) applicable to common stockholders	$(5,806)	$5,761

Basic earnings per share:
As reported	$(.60)	$.54
Pro forma	$(.50)	$.50
Diluted earnings per share:
As reported	$(.60)	$.51
Pro forma	$(.50)	$.48

(8) Other Comprehensive Income

The merger of the Company resulted in the elimination of all predecessor company comprehensive income. During the period of May 18, 2004 through June 30, 2004, the Company had $705,000 of other comprehensive income primarily due to changes in foreign exchange rates effect on translation to U. S. dollars.

(9) Business Combinations

CHS Transaction 2004

The acquisition of the Company in the Merger was accounted for under the purchase method of accounting. Under purchase accounting, the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values, with the remainder allocated to goodwill. The increase in basis of the assets will result in non-cash charges in future periods, principally related to the step-up in the value of property, plant and equipment and other intangible assets.

The aggregate purchase price of $241.9 million included $229.1 million paid for all of the outstanding stock and stock options of the Company, $6.6 million of closing costs and fees, $5.4 million for the value of management options contributed, and the assumption of $0.8 million of debt. Geo Holdings had no operations prior to the acquisition of the Company.

The total purchase price was allocated among the fair value of acquired assets and liabilities, primarily property and equipment and inventory, and including $24.2 million before taxes allocated to finite life intangible assets, which are comprised primarily of the value of customer lists and contracts in the United States, Europe, and Thailand. The average amortization period for these intangibles assets is slightly less than 10 years. The fair values of property and equipment and finite life intangibles were determined utilizing a third party appraisal firm.

The following table summarizes the estimated fair values of the assets and liabilities as of May 18, 2004.

(000's)

Current assets	$110,929
Property and equipment	97,813
Deferred taxes	8,867
Restricted cash	18,056
Customer lists and other intangibles	24,200
Other assets	2,595
Goodwill	52,470

Total assets acquired	314,930

Current liabilities	39,294
Minority interest	2,219
Other liabilities	2,734
Deferred taxes	28,739

Total liabilities assumed	72,986

Net assets acquired	$241,944

The initial purchase price allocation made by the successor company is preliminary and subject to change for a period of one year following the Merger, although management believes it is materially correct as of June 30, 2004.

Unaudited pro forma operating results of the Company assuming the Merger was completed on January 1, 2003 and 2004 is summarized as follows (000's):

	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003

Sales and operating revenue	$119,420	$126,000
Net income (loss)	$(8,403)	$(13,208)

Egyptian Acquisition 2003

In January 2003, the Company completed the acquisition of the stock of Hyma/GSE Manufacturing Co. S.A.E., and Hyma/GSE Lining Technology Co. S.A.E. held by its joint venture partners in Cairo, Egypt, for $4 million. The Company recorded $581,725 of goodwill with the acquisition. In addition, the Company agreed to purchase a blown film round die extrusion manufacturing line currently leased to Hyma/GSE Manufacturing Co. S.A.E., at a price of $950,000, and to relocate the manufacturing equipment within 24 months of such purchase. The acquisition of the blown film round die line was completed in May 2004.

(10) Long-Term Debt

Long-term debt consists of the following (in 000's):

	Successor	Predecessor
	June 30, 2004	December 31, 2003

9.22% Predecessor Company Notes	$—	$16,722
11% Senior Notes	150,000	—
Term Loan, with quarterly installments of $1,042, bearing interest at a floating rate	25,000	—
Term Loan—Egyptian bank, secured by equipment, bears interest at 14% with quarterly installments of $67	808	—

	175,808	16,722
Less current maturities	(4,436)	(4,914)

	$171,372	$11,808

Senior Notes

In connection with the Transaction, GSE issued $150,000,000 of 11% senior notes, due in 2012. These notes were sold to qualified institutional buyers in reliance on Rule 144A and outside the United States in compliance with Regulation S. The senior notes are guaranteed by all of our existing and future direct or indirect domestic subsidiaries other than Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc.

The indenture governing the notes, among other things: (1) restricts our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (2) places certain restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (3) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of our assets. The indenture related to these notes and the new senior credit facility also contain various covenants that limit our discretion in the operation of our businesses.

Senior Credit Facility

In connection with the Transaction, GSE entered into a new $65.0 million senior secured credit facility with UBS Loan Finance LLC and certain other lenders.

The new senior credit facility provides a $25.0 million term loan facility and a revolving credit facility of up to $40.0 million. The revolving credit facility includes a letter of credit sub-facility of

$10.0 million and a swing line sub-facility of $15.0 million. The term loan matures in May 2010 and the revolving credit facility matures in May 2009. The term loan facility amortizes on 24 consecutive equal quarterly installments. Borrowings bear interest, at our option, at either a base rate or LIBOR plus, in each case, an applicable interest margin. The applicable interest margin for the term loan is 2.00% per annum for base rate loans or 3.00% per annum for LIBOR loans. The applicable interest margin for revolving loans is 1.75% per annum for base rate loans or 2.75% per annum for LIBOR loans. The applicable interest margins for the revolving credit facility and the term loan is adjustable by the lenders based upon a grid to be determined following the delivery of our financial statements for the fiscal quarter ending at least six months after the closing of the Transaction. We are also required to pay customary agency fees and expenses. The new senior credit facility requires prepayment with the net proceeds of certain asset sales, the net proceeds of certain issuances of debt or preferred stock, a portion of net proceeds of certain issuances of common equity, the net proceeds from casualty and condemnation events in excess of amounts applied to repair or replace such assets, and an agreed-upon percentage of our excess cash flow (subject to certain baskets).

The new senior credit facility is guaranteed by GEO Holdings and all of our existing and future direct or indirect domestic subsidiaries, but not our foreign subsidiaries or Bentofix Technologies (USA), Inc., a dormant subsidiary of our 51%-owned Canadian subsidiary, Bentofix Technologies, Inc., to the extent guarantees by such subsidiaries would be prohibited by applicable tax law or could result in adverse tax consequences. The senior credit facility is secured by substantially all of our U.S. assets, and by our capital stock and the capital stock of substantially all of our domestic subsidiaries and 65% of the capital stock of substantially all of our first-tier foreign subsidiaries.

The new senior credit facility requires us to meet certain financial tests, including but not limited to, a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio and maximum capital expenditures. In addition, the new senior credit facility contains restrictive covenants which limits, among other things, dispositions of assets, certain business changes, certain ownership changes, mergers, acquisitions, dividends, stock repurchases and redemptions, incurrence of indebtedness, issuance of preferred stock, investments, liens, transactions with affiliates, sale and leaseback transactions, and other matters customarily restricted in such agreements. The new senior credit facility provides for customary events of default.

Foreign Debt

At June 30, 2004, GSE had five local foreign credit facilities. It had credit facilities with two German banks in the amount of EUR 5,100,000. These revolving credit facilities are secured by a corporate guarantee and bear interest at various market rates. These credit facilities are used primarily to guarantee the performance of European installation contracts and temporary working capital requirements. At June 30, 2004, GSE had EUR 2,599,000 available under these credit facilities with EUR 1,943,000 of bank guarantees outstanding and EUR 558,000 borrowed.

GSE has two credit facilities with Egyptian banks in the amount of EGP 8,817,000. These credit facilities bear interest at various market rates and are primarily for cash management purposes. At June 30, 2004, GSE had EGP 4,988,000 available under these credit facilities.

GSE has an EGP 5,000,000 term loan with an Egyptian bank, bearing interest at 14%, secured by equipment. The promissory note requires quarterly payments of EGP 417,000 plus interest on July 27, October 27, January 27, and April 27, maturing in April 2007.

GSE has a credit facility with a Canadian bank in the amount of Canadian Dollar 500,000 that bears interest at market rate, secured by all assets. At June 30, 2004, GSE had the full amount available under this line.

Predecessor Company Notes

On February 4, 2002, the Company entered into a note agreement with one lender in the amount of $25,000,000. This 3-year term facility is secured by the Company's Houston, TX, and Kingstree,SC, real properties and all of the Company's equipment at these locations. The promissory note requires monthly payments of approximately $520,000 including interest at the rate of 9.22% and matures on February 5, 2005 with a balloon payment equal to the unpaid principal balance plus accrued and unpaid interest. The terms of the note place various restrictions on the Company's ability to pay dividends or make certain other payments, incur additional debt, consolidate or merge into another corporation or sell assets and make capital expenditures. The note also requires the Company to maintain certain financial ratios and specified levels of consolidated net worth. On January 20, 2004, the Company paid off its 9.22% term notes due February 5, 2005. Payment of $17,498,000 included accrued interest of $85,400 and a prepayment fee of $690,600. Deferred financing costs of $735,000 were expensed in 2004 as a result of the debt pay-off.

Summarized below are the maturities of long-term debt of the Company during the next five years and thereafter (in thousands).

Year Ending December 31,

2004	$2,217
2005	4,435
2006	4,435
2007	4,305
2008	4,166
Thereafter	156,250

Total	$175,808

(11) New Accounting Pronouncements

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) that requires the consolidation of variable interest entities, as defined. FIN 46, as revised, was applicable to financial statements of companies that have interests in "special purpose entities", as defined, during 2003. FIN 46 is applicable to the financial statements of companies that have interest in all other types of entities, in the first quarter of 2004. Neither the predecessor or successor company had any variable interest entities that were required to be consolidated as a result of FIN 46.

(12) Litigation Update

On January 6, 2003, a judgment was entered against the Company in the United States District Court for the Northern District of Texas (District Court) for damages arising out of the alleged patent infringement activities of Serrot International, Inc. (a wholly owned subsidiary) conducted prior to the acquisition of Serrot by the Company. The jury in Dallas determined that Serrot had willfully infringed upon two patents held by Poly-America, L.P. (Poly-America), one for the manufacturing process and a second patent for the smooth edge textured sheet produced on round die blown film manufacturing equipment. On August 28, 2003, the District Court issued an opinion and order on post trial motions, including a reduced judgment in the amount of $11,965,158, together with prejudgment interest in the sum of $3,081,050, post-judgment interest at the rate of 1.29% per annum, and taxable costs of the District Court. The District Court denied the request of Poly-America for treble damages and attorneys' fees. The Company posted an amended $18,055,699 supersedeas appeal bond and entered into a Collateral Agreement with an insurance company whereby the Company deposited funds equal to the bond amount. The amount has been recorded as Restricted Cash. The Collateral Agreement provides for interest on the deposited fund, which accrues to the Company's benefit. On September 29, 2003, the Company filed an appeal to the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. (Court of Appeals) and on December 16, 2003, filed its appeal brief. On April 1, 2004, the Company filed its reply brief. On July 9, 2004, the Court of Appeals heard oral arguments from both parties.

On September 14, 2004, the Court of Appeals affirmed the validity of the two patents in question. However, it reversed the judgment for damages. The Court of Appeals concluded that the District Court erred in permitting Poly-America, L.P. to claim the lost profits of a related corporation and ordered that, on remand, the District Court should determine whether there are any lost profits incurred by Poly-America, L.P. due to the infringement, and if not, the proper reasonable range of royalties to which Poly-America, L.P. may be entitled. The Company believes that its probable incurred minimum liability is $1,600,000 (inclusive of all costs and attorney's fees), though the amount could be significantly more. The $1,600,000 minimum liability has been recorded as an adjustment to GEO Holdings' May 18, 2004 purchase price of the Company. As a result of the Court of Appeals decision, the Company intends to seek the release of the $18,055,699 supersedeas appeal bond.

(13) Condensed Consolidated Guarantor and Non-Guarantor Financial Information

The payment of obligations of the Company under the senior notes is guaranteed by all of the Company's domestic subsidiaries other than Bentofix Technologies (USA), Inc. ("Subsidiary Guarantors"). Each of these Subsidiary Guarantors is included in the Company's consolidated financial statements and has fully and unconditionally guaranteed the senior notes on a joint and several basis. Separate financial statements and other disclosures concerning the Subsidiary Guarantors have not been presented because management believes that such information is not material to investors. The following supplemental financial information sets forth, on a combined basis, balance sheet, statement of operations and cash flows information for the Subsidiary Guarantors, the Company's non-guarantor subsidiaries and for the Company (000's).

CONDENSED CONSOLIDATING BALANCE SHEET

	Successor
	As of June 30, 2004
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$115	$6,355	$3,983	$—	$10,453
Accounts receivable, net	—	37,369	30,694	(6,463)	61,600
Contracts in progress	—	8,615	1,435	—	10,050
Inventory	—	21,116	15,783	—	36,899
Deferred income taxes	—	3,453	33	—	3,486
Other current assets	1,375	1,033	553	1,256	4,217

Total current assets	1,490	77,941	52,481	(5,207)	126,705
Property, plant and equipment, net	—	66,155	32,418	—	98,573
Excess of purchase price over fair value of assets acquired, net	52,470	—	—	—	52,470
Deferred income taxes	—	8,337	611	—	8,948
Intangible assets	—	13,958	9,872	—	23,830
Restricted cash	18,056	—	517	—	18,573
Debt issue costs	13,910	—	—	—	13,910
Other assets	—	923	—	—	923

	$85,926	$167,314	$95,899	$(5,207)	$343,932

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$—	$35,617	$15,981	$(5,207)	$46,391
Advance billings on contracts	—	1,006	1,281	—	2,287
Short-term debt	20,000	—	681	—	20,681
Current portion of long-term debt	4,167	—	269	—	4,436

Total current liabilities	24,167	36,623	18,212	(5,207)	73,795
Long-term debt	170,833	—	539	—	171,372
Other liabilities	—	23,080	10,149	—	33,229
Minority interest	—	—	2,303	—	2,303
Investments in subsidiaries and intercompany	(168,669)	105,304	5,647	57,718	—
Stockholders' equity	59,595	2,307	59,049	(57,718)	63,233

	$85,926	$167,314	$95,899	$(5,207)	$343,932

	Predecessor
	As of December 31, 2003
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$68	$42,934	$4,897	$—	$47,899
Accounts receivable, net	—	22,525	28,609	(4,574)	46,560
Contracts in progress	—	247	464	—	711
Inventory	—	16,605	16,696	(70)	33,231
Deferred income taxes	—	4,251	1,336	—	5,587
Other current assets	—	32	572	—	604

Total current assets	68	86,594	52,574	(4,644)	134,592
Property, plant and equipment, net	—	21,373	13,078	(1,320)	33,131
Excess of purchase price over fair value of assets acquired, net	—	19,860	3,505	—	23,365
Deferred income taxes	—	2,127	—	—	2,127
Restricted cash	18,056	—	—	—	18,056
Debt issue costs	735	—	—	—	735
Other assets	—	979	518	—	1,497

	$18,859	$130,933	$69,675	$(5,964)	$213,503

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$—	$22,734	$14,853	$(4,574)	$33,013
Advance billings on contracts	—	1,271	1,510	—	2,781
Current portion of long-term debt	4,914	—	—	—	4,914
Income taxes payable	(870)	1,117	1,185	—	1,432

Total current liabilities	4,044	25,122	17,548	(4,574)	42,140
Long-term debt	11,808	—	—	—	11,808
Other liabilities	—	—	1,189	—	1,189
Minority interest	—	—	1,209	—	1,209
Investments in subsidiaries and intercompany	(38,846)	3,913	8,051	26,882	—
Stockholders' equity	41,853	101,898	41,678	(28,272)	157,157

	$18,859	$130,933	$69,675	$(5,964)	$213,503

CONDENSED STATEMENT OF OPERATIONS

	Successor
	For the Period from May 18 to June 30, 2004
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
Sales and operating revenue	$—	$35,894	$17,088	$(3,955)	$49,027
Cost of products and services	—	28,754	14,505	(3,955)	39,304

Gross profit	—	7,140	2,583	—	9,723
Selling, general and administrative expenses	—	2,742	1,548	—	4,290
Expenses related to CHS acquisition	—	—	—	—	—

Operating income	—	4,398	1,035	—	5,433
Other expenses (income)
Affiliate dividend income	—	—	—	—	—
Other	2,404	(59)	93	—	2,438

	2,404	(59)	93	—	2,438
Income before income taxes	(2,404)	4,457	942	—	2,995
Provision for income taxes	(1,370)	2,150	316	—	1,096

Net income	$(1,034)	$2,307	$626	$—	$1,899

	Predecessor
	For the Period from January 1 to May 17, 2004
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
Sales and operating revenue	$—	$41,242	$34,988	$(5,837)	$70,393
Cost of products and services	—	35,518	30,466	(5,877)	60,107

Gross profit	—	5,724	4,522	40	10,286
Selling, general and administrative expenses	—	7,948	4,482	—	12,430
Expenses related to CHS acquisition	—	5,863	—		5,863

Operating income	—	(8,087)	40	40	(8,007)
Other expenses (income)
Affiliate dividend income	(95,000)	—	—	95,000	—
Other	1,525	(77)	(168)	(1)	1,279

	(93,475)	(77)	(168)	94,999	1,279
Income before income taxes	93,475	(8,010)	208	(94,959)	(9,286)
Provision for income taxes	(869)	(1,036)	(405)	—	(2,310)

Net income	$94,344	$(6,974)	$613	$(94,959)	$(6,976)

	Predecessor
	For the Six Months Ended June 30, 2003
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
Sales and operating revenue	$—	$84,322	$50,585	$(8,907)	$126,000
Cost of products and services	—	69,237	41,484	(9,162)	101,559

Gross profit	—	15,085	9,101	255	24,441
Selling, General and Administrative Expenses	—	10,032	4,465	—	14,497
Expenses related to CHS acquisition	—	309	—	—	309

Operating income	—	4,744	4,636	255	9,635
Other expenses (income)	1,296	(6,490)	(842)	6,212	176

Income before income taxes	(1,296)	11,234	5,478	(5,957)	9,459
Provision for income taxes	(454)	4,727	399	(1,362)	3,310

Net income	$(842)	$6,507	$5,079	$(4,595)	$6,149

CONDENSED STATEMENT OF CASH FLOWS

	Successor
	For the Period from May 18 to June 30, 2004
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
Net cash flow provided by (used in) operating activities	$(1,603)	$(6,727)	$4,804	$(63)	$(3,589)
Net cash flow provided by (used in) investing activities:
Additions to property, plant & equipment	—	(930)	(508)	—	(1,438)
Proceeds from sale of assets	—	39	—	—	39
Payments for acquisition of a business	(221,466)	—	—	—	(221,466)
Other	—	—	(4)	4	—

	(221,466)	(891)	(512)	4	(222,865)
Net cash flow provided by (used in) financing activities:
Revolver	20,000	—	677	—	20,677
Payments for financing fees	(14,072)	—	—	—	(14,072)
Proceeds from new debt	175,000	—	—	—	175,000
Issuance of common stock	55,229	—	—	—	55,229
Intercompany financing	(12,973)	13,973	(1,059)	59	—

	223,184	13,973	(382)	59	236,834
Effect of exchange rate changes on cash	—	—	73	—	73

Net increase (decrease) in cash and cash equivalents	115	6,355	3,983	—	10,453
Cash and cash equivalents at May 17, 2004	—	—	—	—	—

Cash and cash equivalents at end of year	$115	$6,355	$3,983	$—	$10,453

	Predecessor
	For the Period from January 1 to May 17, 2004
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
Net cash flow provided by (used in) operating activities	$6,541	$(23,760)	$2,373	$(180)	$(15,026)
Net cash flow provided by (used in) investing activities:
Additions to property, plant & equipment	—	(1,558)	(1,492)	—	(3,050)
Proceeds from sale of assets	—	260	—	—	260
Other	—	(1,220)	1,220	—	—

	—	(2,518)	(272)	—	(2,790)
Net cash flow provided by (used in) financing activities:
Proceeds from new debt	—	—	806	—	806
Repayments of long-term debt	(16,721)	—	(2)	—	(16,723)
Proceeds from the exercise of stock options	100	—	—	—	100
Intercompany financing	10,116	(8,950)	(1,346)	180	—

	(6,505)	(8,950)	(542)	180	(15,817)
Effect of exchange rate changes on cash	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	36	(35,228)	1,559	—	(33,633)
Cash and cash equivalents at beginning of year	68	42,934	4,897	—	47,899

Cash and cash equivalents at end of year	$104	$7,706	$6,456	$—	$14,266

	Predecessor
	For the Six Months Ended June 30, 2003
	Gundle	US Guarantors	Non US Non-Guarantors	Consolidating Entries	Consolidated

(in thousands)
Net cash flow provided by (used in) operating activities	$267	$(14,913)	$11,819	$(15,440)	$(18,267)
Net cash flow provided by (used in) investing activities:
Additions to property, plant & equipment	—	(2,865)	(1,773)	851	(3,787)
Proceeds from sale of assets	—	520	126	—	646
Other	—	(4,012)	730	(510)	(3,792)

	—	(6,357)	(917)	341	(6,933)
Net cash flow provided by (used in) financing activities:
Proceeds from new debt	—	—	605	—	605
Repayments of long-term debt	(2,190)	(367)	(25)	—	(2,582)
Proceeds from the exercise of stock options	526	—	—	—	526
Intercompany financing	1,398	1,728	(18,225)	15,099	—

	(266)	1,361	(17,645)	15,099	(1,451)
Effect of exchange rate changes on cash	—	—	(130)	—	(130)

Net increase (decrease) in cash and cash equivalents	1	(19,909)	(6,873)	—	(26,781)
Cash and cash equivalents at beginning of year	36	33,479	8,749	—	42,264

Cash and cash equivalents at end of year	$37	$13,570	$1,876	$—	$15,483

You should rely only upon the information contained in this prospectus. We have not authorized any other person to provide you with different or inconsistent information, you should not rely on it.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	16
Exchange offer	28
Use of proceeds	37
Capitalization	38
Unaudited pro forma consolidated statements of income	39
Selected historical financial data	44
Management's discussion and analysis of financial condition and results of operations	46
Business	59
Management	74
The Merger and related transactions	81
Certain relationships and related transactions	84
Security ownership of certain beneficial owners and management	87
Description of certain indebtedness	89
Description of the notes	91
Certain U.S. federal income tax considerations	134
Certain ERISA considerations	138
Plan of distribution	140
Legal matters	141
Experts	141
Where you can find other information	141
Index to financial statements	F-1

Gundle/SLT
Environmental, Inc.

Offer to Exchange
$150,000,000
11% Senior Notes due 2012
for
$150,000,000
11% Senior Notes due 2012,
Series B

PROSPECTUS

October 12, 2004

QuickLinks

Important notice to readers
Market and other data
Notice to New Hampshire residents
Forward-looking statements
Prospectus summary
The exchange offer
The exchange notes
Summary Historical Financial Information
Risk factors
Exchange offer
Use of proceeds
Capitalization
Unaudited pro forma consolidated statements of income
Selected historical financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
The Merger and related transactions
Certain relationships and related transactions
Security ownership of certain beneficial owners and management
Description of certain indebtedness
Description of the notes
Certain U.S. federal income tax considerations
Certain ERISA considerations
Plan of distribution
Legal matters
Experts
Where you can find other information
Index to financial statements
Gundle/SLT Environmental, Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Gundle/SLT Environmental, Inc. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS